4/8

08001642

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wienerberger

*CURRENT ADDRESS

**FORMER NAME BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
APR 0 4 2008
THOMSON FINANCIAL

FILE NO. 82- 04316

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/3/08

Wienerberger

We couldn't care less about the annual report 2007.



Annual Report 2007

Earnings Data		2005	2006	2007	Chg. in %
Revenues	*in € mill.*	1,954.6	2,225.0	2,477.3	+11
EBITDA [1]	*in € mill.*	428.4	471.9	551.2	+17
EBIT [1]	*in € mill.*	270.3	299.6	353.1	+18
Profit before tax	*in € mill.*	251.3	277.3	358.4	+29
Profit after tax	*in € mill.*	196.4	218.3	295.8	+36
Free cash flow [2]	*in € mill.*	223.8	272.1	293.8	+8
Maintenance capex	*in € mill.*	88.2	100.2	120.2	+20
Growth investments	*in € mill.*	250.5	430.2	525.4	+22
ROCE [1][3]	*in %*	9.4	9.4	10.1	-
CFROI [1][4]	*in %*	12.9	12.6	13.0	-
Employees [5]		13,327	13,639	14,785	+8

Balance Sheet Data		2005	2006	2007	Chg. in %
Equity [6]	*in € mill.*	1,483.1	1,591.4	2,672.7	+68
Net debt	*in € mill.*	934.4	1,159.8	566.8	-51
Capital employed	*in € mill.*	2,289.4	2,598.2	3,060.2	+18
Balance sheet total	*in € mill.*	3,269.6	3,674.3	4,329.9	+18
Gearing	*in %*	63.0	72.9	21.2	-

Stock Exchange Data		2005	2006	2007	Chg. in %
Earnings per share	*in €*	2.66	2.95	3.46	+17
Adjusted earnings per share [7]	*in €*	2.67	3.02	3.46	+15
Dividend per share	*in €*	1.18	1.30	1.45	+12
Share price at year-end	*in €*	33.80	45.00	37.93	-16
Shares outstanding (weighted) [8]	*in 1,000*	73,196	73,309	75,491	+3
Market capitalization at year-end	*in € mill.*	2,506.9	3,337.6	3,184.1	-5

Segments 2007 *in € mill. and %*	Central-East Europe	Central-West Europe	North-West Europe	North America	Investments and Other [9]
Revenues	850.3 *(+32%)*	442.5 *(-6%)*	904.8 *(+13%)*	330.7 *(-5%)*	-51.0 *(-38%)*
EBITDA	282.8 *(+76%)*	76.5 *(-20%)*	183.7 *(+5%)*	35.3 *(-44%)*	-27.1 *(-16%)*
EBIT	217.7 *(>100%)*	32.9 *(-44%)*	120.9 *(+5%)*	14.0 *(-71%)*	-32.4 *(-20%)*
CFROI in % [4]	24.0	10.0	11.2	5.8	-75.6
Total investments	140.3 *(-3%)*	61.7 *(-39%)*	291.6 *(>100%)*	148.1 *(+4%)*	3.9 *(+95%)*
Capital employed	754.3 *(+16%)*	500.5 *(+10%)*	1,280.4 *(+24%)*	521.2 *(+19%)*	3.8 *(-84%)*
Employees	5,432 *(+11%)*	2,414 *(+12%)*	4,246 *(+8%)*	2,520 *(+1%)*	173 *(-4%)*

1) Adjusted for non-recurring income and expenses; for 2007 also see page 66 paragraph 1
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Calculation based on average capital employed
4) Calculation based on average historical capital employed
5) Average number of employees for the year
6) Equity including minority interest and hybrid capital
7) Before amortization of goodwill and adjusted for non-recurring income and expenses; for 2007 also see page 66 paragraph 1
8) Adjusted for treasury stock
9) Including Group eliminations and holding costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the prior year period are shown in brackets.
All abbreviations and foreign terms are defined in the glossary (bookmark) on page 141.

Revenues and EBITDA Margin
in € mill. and %


1,954.6
2,225.0
2,477.3
21.9
21.2
22.3
40%
30%
20%
10%
0%
2005
2006
2007
Revenues
EBITDA margin

EBITDA and EBIT
in € mill.


428.4
270.3
471.9
299.6
551.2
353.1
600
500
400
300
200
100
0
2005
2006
2007
EBITDA
EBIT

Equity and Net Debt
in € mill.


1,483.1
934.4
1,591.4
1,159.8
2,672.7
566.8
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
Equity
Net debt

Earnings per Share
in €


2.66
2.67
2.95
3.02
3.46
3.46
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2005
2006
2007
IFRS
Adjusted

ROCE and CFROI
in %


9.4
12.9
9.4
12.6
10.1
13.0
15.0
12.0
9.0
6.0
3.0
0.0
2005
2006
2007
ROCE 1)
WACC
CFROI 2)
Hurdle rate

Free Cash Flow and Growth Investments
in € mill.


223.8
250.5
272.1
430.2
293.8
525.4
600
500
400
300
200
100
0
2005
2006
2007
Free cash flow
Growth investments

Revenues by Segment


5
4
3
1
2

1 Central-East Europe 34%
2 Central-West Europe 18%
3 North-West Europe 37%
4 North America 13%
5 Investments and Other -2%

EBITDA by Segment


5
4
3
2
1

1 Central-East Europe 51%
2 Central-West Europe 14%
3 North-West Europe 33%
4 North America 6%
5 Investments and Other -4%

Revenues by Product


4
3
2
1

1 Hollow bricks 36%
2 Facing bricks 37%
3 Roofing systems 19%
4 Pavers 8%

1) Calculation based on average capital employed
2) Calculation based on average historical capital employed

The Year 2007 in Review

Wienerberger exceeded its ambitious growth and earnings targets in 2007: Group revenues rose by 11% to € 2,477.3 million, EBITDA by 17% to € 551.2 million and EBIT by 18% to € 353.1 million.

The economic climate remained favorable throughout the first half of 2007, but events in the USA triggered a weakening towards year-end. Supported by the mild winter, the European construction industry recorded strong growth throughout the first six months. In August we raised our earnings targets to reflect the outstanding development of business in Central-East Europe – and finally even exceeded these targets, although the downturn of residential construction in the USA and Germany was much stronger than expected. We also accelerated our profitable growth program in order to take advantage of opportunities and create a potential for future expansion.

Wienerberger recorded double-digit growth of 17% in earnings per share, which rose to € 3.46. The Managing Board will therefore recommend that the Annual General Meeting approve a 12% increase in the dividend to € 1.45 per share.

We continued our expansion with growth investments of € 525 million. More than 50 projects (acquisitions, new plant construction and capacity extensions) were realized or started during the reporting period. In addition Wienerberger has a full project pipeline for the coming years, and carried out a capital increase in October 2007 to finance these investments.

Market Positions

With a total of 263 plants in 26 countries, Wienerberger is the world's largest producer of bricks and Nr. 2 on the clay roof tile market in Europe. We also hold leading positions in pavers in Europe.

Hollow bricks:	**Nr. 1 worldwide**
Facing bricks:	**Nr. 1 in Europe, co-leader in the USA**
Clay roof tiles:	**Nr. 2 in Europe**
Pavers:	**Nr. 2 in Central-East Europe**

Because 2007 was a lot better than expected.

Our Vision

Building Value. For a sustainable future.

Mission Statement

As the world's leading manufacturer of bricks, we regard the economy as an integral part of society. Its duty is to serve people and generate benefits for all. Our goal is to create sustainable values with natural products: a residential environment of lifelong quality and safety for our customers, a sound investment for our shareholders and attractive jobs for our employees. We take our role as a responsible member of society seriously and act in accordance with economic, ecological and social principles – in order to remain successful in the future.

We focus on the areas in which we are among the best in the world – our core products for walls, roofs and paving. The long history of our company, our strong affiliation with natural products, our employees who act as entrepreneurs and our internationality through individual diversity provide a sound basis for the creation of lasting values.

We believe in people.
Bricks by Wienerberger. Designed for living.

And that's why we don't want to lose any more time and are already working hard on 2008.

Revenues + € 252 million

to € 2,477 million in 2007. With this benchmark, we'll have to skip lunch more often.





+17% in earnings per share

to € 3.46. A cactus would be better. The pressure to repeat this success won't leave us much time to water our plants.

+€ 79 million in EBITDA

to € 551 million. We'll have to use every single minute to beat that.



10.1% return on capital employed

In order to be this profitable in 2008, we'll really need to burn the midnight oil.


Wienerberger

€ 525 million in growth investments

If we want to grow this much in 2008, we won't have a lot of time to clean up.


Wienerberger
Building Value
Wienerberger
Wienerberger
Investment Focus
Norms and Standards


25 new brick plants
planned for CEE by 2012. Now our engineering team really has something to chew on.


The least of our worries is to remain Nr. 1 in 2008.
Unfortunately we don't even have enough time to celebrate.



Contents

THE HIGHLIGHTED CHAPTERS ARE PART OF THE AUDITED REVIEW OF OPERATIONS.

Internet-Links

The terms that are designated as links (see example below) in this annual report provide access to additional background information together with the URL annualreport.wienerberger.com (without space between words).

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annualreport.wienerberger.com/share

Index

CHIEF EXECUTIVE'S REVIEW

Dear Shareholders,

Share price disconnected from very successful development of the company in 2007

2007 was an extremely successful year for Wienerberger, but this was not reflected in the price of our share. At mid-year we raised our earnings targets to reflect the outstanding development of business in Central-East Europe – and finally even exceeded these targets, although the downturn of residential construction in the USA and Germany was stronger than expected. We also accelerated our profitable growth program in order to take advantage of opportunities and create a potential for future expansion. In contrast, the price of the Wienerberger share showed anything but satisfactory development. Despite our solid operating results, it fell sharply in the wake of the US financial crisis and in no way reflected the strength of the company. However, we are still convinced that our strategy is sound. We intend to continue our profitable expansion in the future and generate above-average earnings growth to provide the basis for a sustainable increase in value for our shareholders.

Dynamic economy weakened by US financial crisis in second half-year

The global economy remained sound throughout the first half of 2007, but weakened towards year-end as a result of events in the USA. Supported by a mild winter, the European construction industry showed significant strength during the first months of the year. Above all the countries of Eastern Europe, and here primarily Poland, profited from a favorable economic environment and recorded significant growth in new residential construction. Only Hungary lagged behind the positive development of its neighbors as a result of budget austerity measures implemented by the federal government. Residential construction in Germany again produced disappointing results: following the elimination of a homebuilders' allowance in 2006 and a VAT increase, housing completions declined to a historical low during the past year. In contrast, new residential construction and renovation was strong in Belgium and France, and also showed moderate growth in the Netherlands. In Switzerland and Italy, new residential construction weakened from the high prior year level, but renovation remained strong. Housing starts in the USA fell by a further 25% in 2007 as a consequence of the subprime and financial crisis that took hold at mid-year.

Unusually strong growth during first half-year normalized in second six months

The past year was characterized by strong earnings growth, whereby the unusually high increases from the first six months normalized as expected beginning in the summer. We raised our long-term target for an increase of 10% in earnings to +15% at mid-year and were also able to exceed this goal. Group revenues rose by 11% to € 2,477.3 million, EBITDA by 17% to € 551.2 million and EBIT by 18% to € 353.1 million. The 11% revenue growth was comprised of a 2% increase in sales volumes and average price effects of 9%. Central-East Europe served as the driver for EBITDA growth in 2007 with an increase of 76% to € 282.8 million, which was supported by strong demand in Poland, Slovakia, the Czech Republic and Romania. This development more than offset an EBITDA decline of 44% in North America to € 35.3 million and 20% in Central-West Europe to € 76.5 million. In Germany, the largest market in this segment, earnings fell by a substantial margin as a result of weak demand and higher freight costs for exports to Poland and Belgium. In North America the acquisition of Arriscraft and related market entry into Canada were unable to counter the effects of the sharp contraction in US housing starts. Earnings were also negatively affected by the restructuring of Robinson Brick, the shutdown of two older plants, closing costs and lower capacity utilization at our facilities in the USA. In North-West Europe earnings exceeded the high prior year level with a plus of 5% in EBITDA to € 183.7 million, above all due to the acquisition of Baggeridge in Great Britain and Korevaar in the Netherlands.



On the road for Wienerberger: Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Earnings in the North-West Europe segment also include non-recurring expenses and write-offs of roughly € 6 million from the integration of Baggeridge and the optimization of the hollow brick business in Belgium and France.

Increase in dividend and continuation of payout policy

The strong development of operating earnings also supported an increase of 17% in earnings per share to € 3.46. This figure reflects an increase of 2 million in the weighted number of shares outstanding to 75.5 million after the capital increase in October. We now want you, our shareholders, to benefit directly from the sound earnings growth in 2007. The Managing Board will therefore recommend that the Annual General Meeting on May 9 approve an increase in the dividend from € 1.30 to 1.45 per share with full dividend rights for the recently issued shares, which represents a yield of 3.8% on the average share price for 2007. In the future we also plan to distribute roughly 45% of net profit after payments for hybrid capital holders based on the 83.9 million shares issued, in order to offer our shareholders an attractive minimum return on their invested capital.

Share buyback to service stock option plans

Wienerberger carried out a share buyback from March 12 to 21, 2007 to service the stock option plans and purchased 300,000 shares, or 0.4% of the shares outstanding at that time, at an average price of € 44.64 on the Vienna Stock Exchange. In total, Wienerberger has invested € 13.4 million in this program. Details on the stock option plan are provided on page 132 of the notes to the financial statements.

Strong market positions, geographical diversification and product development as basis for successful business model

The sustainable success of Wienerberger is based on innovative product development, competent sales partners, strong market positions, cost leadership and a balanced geographic portfolio. This allows us to offset fluctuations on individual markets and minimize risk. The strength of the Group was underscored during the past year when our two largest individual markets – the USA with a 13% share of revenues and Germany with 11% – reported a significant drop in earnings. The renewed above-average growth of the Wienerberger Group in 2007 was supported by Belgium and the Netherlands with 10% each of Group revenues and, in particular, by the East European business with 34% of Group revenues. Wienerberger is the largest producer of ***hollow bricks*** in the world, and the company that drives the development of this product. We are also number one in ***facing bricks*** in Europe and the co-leader on this market in the USA. In the ***clay roof tile*** segment, I consider Wienerberger to be the number two in Europe. Our activities are now concentrated above all on the further optimization of our hollow bricks with respect to thermal insulation and thermal storage capability as well as laying efficiency – all areas in which we have set milestones. We also recently presented an outstanding innovation to our clay roof tile systems, which permits the "seamless" integration of photovoltaic panels into a fully intact roof structure.

Fastest growing company in the brick industry with any profitable expansion projects

Wienerberger is the largest and fastest growing company in the brick industry, which gives us unique access to profitable growth projects. After realizing the synergies and opportunities for optimization that we expect from every project, our goal is to generate a cash flow return on investment (CFROI) that lies clearly above the current return for the Group. Our activities in the past prove that we are able to meet this goal. CFROI for the Group increased from 12.6 in 2006 to 13.0% for 2007 in spite of the fact that the focus of our bolt-on projects is shifting to new plant construction, which leads to longer start-up and optimization phases and affects earnings in the initial years.

€ 525 million invested in growth and the creation of long-term potential

Wienerberger invested roughly € 645 million in 2007, whereby € 525 million was directed to growth projects and € 120 million to maintenance capex (replacement, optimization and environmental protection investments). The growth investments were focused on Europe (76%) and North America (24%), we again started or realized more than 50 projects, whereby 62% of the 2007 investments represent acquisitions or takeovers in the form of asset deals and 38% new plant construction or capacity extension. Two transactions that I would like to highlight are the acquisition of Baggeridge in Great Britain and Arriscraft in Canada. Baggeridge provides significant synergies and transformed us into a nationwide producer on the British Isles that can compete with the two market leaders. The realization of these synergies has already started with the concentration of headquarters functions at a single location and the shutdown of an older plant. Arriscraft paved the way for our market entry in Canada and expanded our business activities in North America to better target commercial construction with manufactured stone, a complementary product to facing bricks. These two strategic acquisitions must meet the same profitability targets that we apply to all our projects. The impressive volume of investments carried out in 2007 was financed from free cash flow and the hybrid bond that was issued in February 2007.

Capital increase required to realize full project pipeline with construction of 25 new brick plants in Central-East Europe by 2012

Wienerberger has a full project pipeline for the coming years, which will be financed by the proceeds from the capital increase carried out in October. We plan to build 25 new brick plants by 2012 in Eastern Europe alone, above all in Russia, Romania, Bulgaria, Poland, Ukraine and the Balkan States. Seven production facilities for bricks and six for concrete pavers are already under construction. In order to support the long-term development of the Wienerberger Group, we also intend to gradually establish positions in emerging markets outside Europe. We took the first step in this direction during 2007 with the start of construction on a plant in the Indian city of Bangalore – and further projects will follow. At the same time, strategic acquisitions to strengthen our market positions in Europe and North America will create a foundation for further earnings growth. We will continue to finance this expansion primarily from free cash flow, which equaled € 199 million in 2007 (+7% vs. 2006) after the payment of the dividend. Our goal is to maintain an investment grade rating, and thereby ensure sufficient flexibility for the pursuit of our growth program. For this reason, we issued 9.8 million new shares in October 2007, which – at a share price of € 45 – generated net proceeds of € 424 million after the deduction of transaction costs and taxes. I would like to emphasize that we will follow our past practice and only use these funds to invest in profitable projects.

In 2008 steady growth in Central-East Europe, generally sound demand for bricks in Western Europe and higher earnings in North America despite decline in US housing starts

In 2008 we expect continued positive market development in Central-East Europe. The new plants built in Romania, Bulgaria and Russia during the prior year as well as the expansion of production capacity in Poland will allow Wienerberger to benefit from the strong demand for bricks in this region. I also expect sound demand on our markets in North-West Europe. Residential construction in Belgium is forecasted to decline slightly from the high level recorded in recent years, but previously completed optimization measures should lead to a further improvement in earnings during 2008. In France we anticipate stable new residential construction and further growth in the market share of hollow bricks, which will have a positive effect on our business. Furthermore, the renovation market – which drives the demand for clay roof tiles – should also remain strong. We are forecasting an improvement in earnings for the Netherlands and Great Britain following the successful integration of Korevaar, Baggeridge and Sandtoft. Another decline on the German market appears unlikely in 2008, and the turnaround in building permits since the start of 2007 should lead to moderate growth in new residential construction. However, there are no signs of a major recovery in Germany at the present time. In the USA, housing starts are projected to drop by a further 20% to 1.1 million in 2008. Capacity adjustments, the further optimization of our plants and the consolidation of Arriscraft should lead to an improvement in earnings for the North America segment, if the decline in construction activity is not worse than expected.

Goal: above-average increase in operating earnings

Wienerberger significantly strengthened its geographic portfolio in 2007. Based on the acceleration of our growth program and the measures we have implemented to optimize capacity and costs, I am confident that we will again be able to meet our goal to outperform the building materials sector with an above-average increase in operating earnings. We will presumably not reach this goal in earnings per share because of the higher number of shares outstanding. However, we will do everything in our power to moderate the diluting effect of the capital increase with additional profitable projects.

Thanks to employees and management, Supervisory Board and shareholders

The sustainable growth of Wienerberger is based on a strong corporate culture, which considers goal-oriented entrepreneurial actions and responsibility to be an integral part of our daily activities. Our operating companies owe their success to result-oriented actions by highly motivated employees and managers, who are supported by the Group's Corporate Services. This dedication is also honored by our customers and business partners. I would like to thank the Supervisory Board for their interesting and supportive discussions and the efficient handling of issues, and my colleagues on the board for their intensive and constructive teamwork during the past year. My special thanks go out to our employees and managers, whose commitment allowed us to record excellent results in 2007. In conclusion, I would like to express my thanks to you, our shareholders, for placing your trust in Wienerberger during stormy times on financial markets. Stay with us on our growth course into a successful future.



Managing Board and Management



Wolfgang Reithofer

Chief Executive Officer, appointed up to May 2011, born 1948, married, one daughter, two sons

While working toward his Doctorate of Laws at the University of Vienna, he also attended courses in technical mathematics and business administration. After nine years as assistant to the board and officer of Union Baugesellschaft and Österreichische Realitäten AG, he joined Wienerberger as an officer in 1981 with responsibility for personnel, legal affairs, controlling, and accounting. After only four years he was appointed to the Managing Board in 1985; he became Deputy CEO in 1992 and CEO in May 2001.

Additional functions: Chairman of the Supervisory Board of ÖBB Holding AG and ÖBB Immobilien Management GmbH (both up to May 29, 2007), Vice-Chairman of the Supervisory Board of Immoeast AG, Supervisory Board member of Wiener Börse AG



Heimo Scheuch

Chief Operating Officer, appointed up to May 2009, born 1966, married

After the completion of legal studies at the Universities of Vienna and Paris and studies at the Vienna University of Economics and Business Administration, the City of London Polytechnic and École Superiéure de Commerce de Paris, he began his career with the legal firm Shook, Hardy & Bacon in Milan and London as a corporate finance specialist. In 1996 he joined Wienerberger AG as assistant to the Managing Board; in 1997 he moved to the senior management of Terca Bricks in Belgium, where he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO.

Additional functions: Member of the Supervisory Board of Sto AG, Member of the Executive Committee of the European Brick Association, board member of the French and Belgian brick associations



Willy Van Riet

Chief Financial Officer, appointed up to April 2010, born 1957, married, one daughter, one son

After receiving his Masters Degree in Business Economics from the University of Ghent, he started his career as an auditor and subsequently senior manager with Price Waterhouse Coopers in Belgium. He was active in the building materials sector beginning in 1993, first as Chief Financial Officer of Terca and later Koramic Building Products (also as a member of the Wienerberger Supervisory Board). In 2004 he joined the Wienerberger Management Committee and took over the management of Wienerberger Limited in Great Britain. He was appointed CFO of Wienerberger AG on April 1, 2007.



Johann Windisch

Chief Operating Officer, appointed up to May 2009, born 1952, married, one daughter, one son

After receiving his doctorate in Industrial Engineering and Management from the Technical University of Vienna and consulting work for Agiplan in Vienna, he joined Wienerberger in 1980 as assistant to the Managing Board. He assumed management of the controlling and accounting departments in 1983, and took over direction of the building construction sector in 1987. He was then appointed to the Managing Board of Wienerberger Ziegelindustrie, where he became CEO in 1999. In May 2001 he was elected to the Managing Board of Wienerberger AG as COO.

Additional functions: Chairman of the Hollow Brick Product Group and member of the Executive Committee of the European Brick Association



We really tried everything we could to get the members of the Managing Board together for a photo.

Management Committee

The Management Committee supports the Managing Board in the strategic and organizational development of the Wienerberger Group. It consists of the first reporting level and comprises the Cluster Managers (regional managers) as well as the Heads of Development Centers and Corporate Services.

Cluster Management

Christof Domenig	France, Iberian Peninsula, North Africa
Dick Green	North America
Helmut Haslauer	Eastern Europe (South), Italy
Robert Holzer	Semmelrock concrete pavers
Klaus Hoppe	Germany, Scandinavia
Bert Jan Koekoek	Netherlands, Great Britain
Christian Schügerl	Eastern Europe (North), Switzerland, Austria, Finland
Karl Thaller	Eastern Europe (East), Russia, Ukraine
Johan Van Der Biest	Belgium

Heads of Development Centers

Stefan Claeys	Product Group Roof (up to Feb. 15, 2008)
Walter Linke	Corporate Engineering
Martin Kasa	Product Group Wall, Corporate Marketing
Franz Kolnerberger	Product Group Roof (as of March 1, 2008)
Christian Reingruber	Corporate Development
Paul Ummels	Product Groups Facade and Surface

Heads of Corporate Services

Barbara Braunöck	Investor Relations (as of March 1, 2008)
Bernd Braunstein	General Secretary (as of May 1, 2008)
Gerald Ettmann	Internal Audit (as of July 1, 2007)
Karin Hofmann	Public Relations (as of March 1, 2008)
Stefan Huber	Group Treasury
Sonja Karall	Human Resources
Gerhard Koch	European Lobbying
Thomas Melzer	Corp. Communications (up to Feb 29, 2008)
Gernot Schöbitz	International Procurement
Johann Schübl	Corporate IT
Brigitta Schwarzer	General Secretary (up to April 30, 2008)
Hannes Taubinger	Corporate Controlling

Organization

	Wolfgang Reithofer	**Johann Windisch**	**Heimo Scheuch**	**Willy Van Riet**
	CEO	COO	COO	CFO
Corporate Services	General Secretary - Legal Management Human Resources Investor Relations Public Relations	International Procurement	European Lobbying	Corporate Controlling Corporate IT Group Treasury Internal Audit Risk Management
Development Centers	Corporate Development - Strategy	Corporate Engineering	Corporate Marketing Product Group Wall Product Group Facade/Surface Product Group Roof	
Segments	**Investments and Other** Real Estate	**Central-East Europe** Austria Poland Czech Republic Hungary Slovakia Slovenia Croatia Bosnia Romania Bulgaria Russia Ukraine Serbia Macedonia Finland Baltic States Semmelrock Bramac Tondach Gleinstätten	**North-West Europe** Belgium Netherlands France Great Britain Ireland Denmark Sweden Norway	**Investments and Other** Pipelife
		Central-West Europe Italy Switzerland	**Central-West Europe** Germany	
		North America USA Canada		

Report of the Supervisory Board

Extensive coordination between Supervisory and Managing Board

During the reporting year the Supervisory Board and Managing Board held six meetings that included extensive discussions on the financial position and strategic development of the Wienerberger Group as well as major events, investments and programs. The Managing Board provided the Supervisory Board with detailed information at all meetings and also supplied regular written reports on the business and financial condition of the Group and its holdings, as well as the personnel situation, capital expenditure and acquisition plans. Separate reports were submitted on special projects. In addition, the Chairman of the Supervisory Board held regular conferences with the Chief Executive Officer to discuss the strategy, development of business and risk management of the company.

Evaluation of long-term growth potential and energy strategy by the Supervisory Board

As in the previous years, the activities of the Supervisory Board in 2007 included a detailed evaluation of the Group's long-term growth potential and the implementation of its profitable expansion strategy. Larger acquisition projects were also discussed, but not concluded because of excessive price expectations by the sellers. In order to finance numerous bolt-on projects in 2007 as well as the acquisition of Baggeridge in Great Britain and Arriscraft in Canada – and also maintain the Group's current rating – the Supervisory Board approved the issue of a € 500 million hybrid bond, which carries a coupon of 6.5% and was successfully placed in February of the reporting year. Based on the full project pipeline developed by the Managing Board for 2008 and the following years, the Supervisory Board approved the issue of new shares in its meeting on September 6, 2007 in accordance with a resolution passed by the Annual General Meeting on May 11, 2004. A total of 9,779,893 new shares were placed with Austrian and international investors at a price of € 45 per share on October 10, 2007, in keeping with the subscription rights of existing shareholders. After the deduction of related costs and taxes, the transaction raised net proceeds of € 424 million and increased issued capital to 83.9 million shares. This equity will be used to finance the accelerated growth program, which will focus on the markets in Central-East Europe and Russia.

In-depth treatment of individual topics by the committees and attendance report

The committees examined a range of specialized subjects in detail and reported to the Supervisory Board on the results of these discussions. The Audit Committee and the Personnel and Nominating Committee each met twice, while the Project Committee and the Presidium, which also serves as a remuneration committee, each met once. The Presidium of the Supervisory Board received regular information from the Managing Board on the development of business and represented the company on Managing Board issues. The activities of the Presidium included a review of the pension fund contracts for the members of the Managing Board and the approval of the fixed and variable components of compensation for these four managers. The criteria used to determine the variable components of compensation, the principles underlying pension commitments and severance pay as well as information on compensation paid to the individual members of the Managing Board and Supervisory Board are explained in the remuneration report on page 25. No member of the Supervisory Board was absent from more than one-half of the meetings, and three committee members each missed one meeting. All members of the Audit Committee were present at both meetings.



At work: Friedrich Kadrnoska, Chairman of the Supervisory Board of Wienerberger AG

Audit Committee examined annual financial statements, risk management and internal audit

The Audit Committee consulted the auditor in its meeting on March 26, 2007, which focused on an examination of the 2006 annual financial statements of Wienerberger AG, the consolidated financial statements, the review of operations and the recommendation of the Managing Board for the distribution of profits. In addition, the Audit Committee issued a statement on the planned auditor for the 2007 financial year that also covered the legal relations of this firm with the Wienerberger Group and members of its corporate bodies, negotiated the fee for the audit of the annual financial statements and subsequently prepared a recommendation for the auditor's election. The Audit Committee also discussed the implementation of risk management in the Group and found no grounds for criticism. In a meeting on December 18, 2007 the Supervisory Board discussed the procedure, scheduling and audit of the 2007 financial statements and also reviewed a report from the Managing Board on the internal audit department.

Rauch nominated for re-election to the Supervisory Board and stock option plans defined

A meeting of the Personnel and Nominating Committee on February 14, 2007 discussed nominations to the Supervisory Board for submission to the Annual General Meeting, and resulted in the re-election of Franz Rauch by the Annual General Meeting on May 10, 2007 for a term extending to the 143rd Annual General Meeting. The Personnel and Nominating Committee also focused on the design and approval of the 2007 and 2008 stock option plans for key managers of the Wienerberger Group. The terms of the 2007 plan are described on page 132 of the notes and information on the 2008 plan can be found on the Wienerberger website. This committee also discussed the development of the Group's management structure and the amendment of the defined contribution pension plan for the employees of Wienerberger AG at its meetings in 2007.

Discussion of cluster organization, Russia strategy and corporate governance by the Supervisory Board

The Supervisory Board reviewed corporate governance in the Group on February 14 and March 26, 2007. At these meetings the Managing Board submitted a compliance report on the past year and the individual members of the Supervisory Board reconfirmed their independence in accordance with the Austrian code. The criteria for independence that were established by the Supervisory Board can be reviewed on the Wienerberger website. The responsibilities of the various committees of the Supervisory Board are described in detail in the corporate governance report on page 28 and the members of the committees are listed on page 24. Discussions at the Supervisory Board meetings also focused on the development of a group-wide international product management and cluster organization, the implementation of the Russia strategy and related new plant construction as well as the planned acquisition of Arriscraft in Canada.

Confirmation of chairman and vice-chairman as well as discussion of 2008 budget and mid-term planning

The Supervisory Board meeting that followed the Annual General Meeting on May 10, 2007 reconfirmed Friedrich Kadrnoska as chairman and Christian Dumolin as vice-chairman. In addition, Franz Rauch was again delegated to the Personnel and Nominating Committee after his re-election by the Annual General Meeting. The Managing Board also reported to the Supervisory Board on the realization of planned growth investments and progress on the takeover of Baggeridge Brick in Great Britain. Discussions at the meeting on December 17, 2007 focused on the current development of business, outlook on results for 2007 and the budget for 2008 as well as mid-term planning.

Unqualified opinion and approval of annual financial statements

The annual financial statements and review of operations of Wienerberger AG as well as the consolidated financial statements for 2007 according to IFRS were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. The Audit Committee discussed all documentation related to the annual financial statements, the recommendation of the Managing Board for the distribution of profits and the auditor's reports in detail with the auditor and presented this information to the Supervisory Board. We examined this information as required by § 96 of the Austrian Stock Corporation Act and agree with the results of the audit. The Supervisory Board has approved the annual financial statements, which are hereby ratified in accordance with § 125 Par. 2 of the Austrian Stock Corporation Act. We also agree with the recommendation of the Managing Board for the use of net profit.

Thanks to employees and management

The Supervisory Board would like to express its thanks to the management and employees of the Group for their efforts and excellent performance during the past year. The fulfillment of the Group's strategic and operating goals as well as the 17% growth in earnings per share represent a significant achievement, above all since the capital increase raised the weighted average number of shares outstanding by roughly 3% compared with 2006. Unfortunately, the highly successful development of the company in 2007 has not yet been reflected in the price of the Wienerberger share due to the financial crisis on international capital markets.

Vienna, March 25, 2008
Friedrich Kadrnoska, Chairman

Members and Committees of the Supervisory Board

8 shareholder representatives

Friedrich Kadrnoska *Chairman*	independent, appointed to 142nd AGM (2011), first elected: May 8, 2002 Managing Board member of Privatstiftung zur Verwaltung von Anteilsrechten, Chairman of the Supervisory Boards of Österreichisches Verkehrsbüro AG and Allgemeine Baugesellschaft – A. Porr Aktiengesellschaft, member of the Supervisory Boards of Wiener Börse AG (Vienna Stock Exchange), Wiener Privatbank Immobilieninvest AG, Director of the Visa Europe Limited Board, UniCredito Italiano S.p.A. and conwert Immobilien Invest SE
Christian Dumolin *Vice-Chairman*	independent, appointed to 141st AGM (2010), first elected: July 17, 1996 Chairman of the Supervisory Board of Koramic Investment Group NV, Honorary Member of the Board of Regents of the Belgian National Bank
Karl Fink	independent, appointed to 142nd AGM (2011), first elected: April 27, 2006 Chief Executive Officer Deputy of Wiener Städtische Versicherung AG Vienna Insurance Group, member of the Supervisory Board of Austria Technologie & Systemtechnik AG (AT&S)
Peter Johnson	independent, appointed to 141st AGM (2010), first elected: May 12, 2005 Chairman of the Board of DS Smith Plc
Harald Nograsek	independent, appointed to 142nd AGM (2011), first elected: May 8, 2002 Chief Executive Officer of Österreichisches Verkehrsbüro AG (as of May 1, 2007), Chief Financial Officer of Österreichisches Verkehrsbüro AG (up to April 30, 2007)
Claus Raidl	independent, appointed to 140th AGM (2009), first elected: May 11, 2004 Chief Executive Officer of Böhler-Uddeholm AG, member of the Managing Board of voestalpine AG, Chairman of the Supervisory Board of EK Mittelstandsfinanzierungs AG, member of the Supervisory Board of Wiener Börse AG (Vienna Stock Exchange) and the Donau Versicherung AG Vienna Insurance Group
Wilhelm Rasinger	independent, appointed to 142nd AGM (2011), first elected: April 27, 2006 Managing partner of Inter-Management Unternehmensberatung Gesellschaft m.b.H. and "Am Klimtpark" LiegenschaftsverwaltungsgesmbH, Chairman of IVA – Interessenverband für Anleger, member of the Supervisory Boards of Erste Bank der österreichischen Sparkassen AG and CEE Immobilien Development AG
Franz Rauch	independent, appointed to 143rd AGM (2012), first elected: May 11, 2004 Managing partner of Franz Rauch GmbH, member of the Supervisory Board of ÖBB Holding AG, Bank Austria Creditanstalt AG, Generali Holding AG, OTAG Oberflächentechnologie AG, Vorarlberger Kraftwerke AG and Vorarlberger Illwerke AG, Treibacher Industrie AG, Fohrenburger Beteiligungs-AG and Hirschmann Automotive GmbH

4 employee representatives

Rupert Bellina	delegated for the first time: January 25, 2005; Foreman at Semmelrock Baustoffindustrie GmbH
Claudia Schiroky	delegated for the first time: July 2, 2002; Facility management at Wienerberger AG
Karl Sauer	delegated for the first time: October 9, 1996; Chairman of the Employees' Council, speaker of the European Employees' Council
Gerhard Seban	delegated for the first time: February 3, 2006; Salesman at the Hennersdorf plant in Austria

4 committees

Presidium and Remuneration Committee	Friedrich Kadrnoska *(Chairman)*, Christian Dumolin
Project Committee	Friedrich Kadrnoska *(Chairman)*, Christian Dumolin, Peter Johnson, Claus Raidl, Karl Sauer
Audit Committee	Harald Nograsek *(Chairman)*, Wilhelm Rasinger, Karl Sauer
Personnel and Nominating Committee	Friedrich Kadrnoska *(Chairman)*, Christian Dumolin, Karl Fink, Franz Rauch, Karl Sauer

Remuneration Report

The remuneration report summarizes the principles that are used to determine the remuneration for the Managing and Supervisory Boards of Wienerberger AG, provides details on the amount and structure of payments to these persons and includes data on the number of shares owned by members of the Managing and Supervisory Boards. The Supervisory Board has transferred the determination of remuneration for the Managing Board of Wienerberger AG to the Presidium.

Remuneration report explains amount and structure of payments to Managing and Supervisory Boards

In accordance with Austrian law, the Managing Board is appointed for a specific term of office that equals a maximum of five years (initial appointment of Willy Van Riet: three years). The employment contracts for the individual members of the Wienerberger Managing Board are prepared by the Remuneration Committee together with an external consultant, and the amount and structure of compensation is defined for the full contract period. The goal of the remuneration system is to provide the members of the Managing Board with compensation that is appropriate in national and international comparison (building materials sector) in accordance with their functions and scopes of responsibility. An important element of this remuneration system is a high variable component that reflects the success of the company. Total compensation is divided into fixed, variable and share-based components, whereby the variable component is based on profit after tax and the share-based component on the mid- to long-term development of the company.

Goal of remuneration systems is to reflect the success of the company

The ***fixed base salary*** reflects the scope of responsibility of the Managing Board member and, following common practice in Austria, is divided into fourteen installments and paid at the end of each month. This results in different base salaries that correspond to the individual duties as well as the related strategic and operating responsibilities of the various board members. The ***annual bonus*** represents a variable cash payment that is dependent on the base salary as well as consolidated profit after tax before minority interest and after the deduction of the related costs for any hybrid bonds and/or other comparable financial instruments issued by Wienerberger AG. In this way, the annual bonus also reflects the financing costs associated with the Group's growth course. The variable component of salary is limited to 200% of the annual fixed salary for all members of the Managing Board. The variable cash compensation is verified by the auditor and paid in the following year.

Fixed base salary tied to responsibilities, annual bonus on profit after tax

Of the cash payments to the members of the Managing Board 39% represent fixed base salaries and 61% are variable components.

Over 60% of compensation is variable

Cash compensation Managing Board *in EUR*	Fixed	2006 Variable	Total	Fixed	2007 Variable	Total
Wolfgang Reithofer	642,317	742,361	**1,384,678**	658,804	907,021	**1.565,825**
Hans Tschuden	315,778	473,667	**789,445**	80,318	120,477	**200,795**
Willy Van Riet	0	0	**0**	243,556	462,696	**706,252**
Heimo Scheuch	315,778	473,667	**789,445**	374,211	616,928	**991,139**
Johann Windisch	394,722	495,854	**890,576**	404,844	616,928	**1,021,772**
Total	**1,668,595**	**2,185,549**	**3.854,144**	**1,761,733**	**2,724,050**	**4,485,783**

The ***share-based compensation*** for the Managing Board is based on a stock option plan for key managers of the Group, which was approved by the Annual General Meeting of Wienerberger AG on May 8, 2002. The stock option plan represents a form of remuneration with a long-term incentive. The number of allocated options is dependent on the fulfillment of annual performance

Stock option plan to synchronize interests of management and shareholders

goals. In order for the 2007 options to become valid, actual results must equal at least 95% of budgeted profit after tax before minority interest and after the deduction of the related costs for any hybrid bonds and/or other comparable financial instruments issued by Wienerberger AG. If actual results are between 95 and 100% of the target, the number of options is allocated on a proportional basis. The number of options allocated to the Managing Board for the 2007 financial year is as follows: CEO Wolfgang Reithofer 18,000 options, Heimo Scheuch and Johann Windisch 15,000 options each, and Willy Van Riet 12,500 options. These options permit the purchase of Wienerberger shares at an exercise price of € 45.50 per share. Subsequent changes in the performance targets are prohibited after the allocation of the share-based compensation.

Other activities require approval of Supervisory Board

The members of the Managing Board require the approval of the Supervisory Board before they may enter into any activities outside the scope of their work with Wienerberger. This guarantees that neither the time required nor the related compensation could lead to a conflict with their duties for the company. Any outside activities that involve seats on supervisory boards or comparable positions for publicly traded companies are listed on page 24 and also disclosed on the Wienerberger website. No compensation is provided for positions in Group companies.

Severance pay is regulated by Austrian law

All members of the Managing Board are covered by ***defined contribution pension agreements*** that require the company to make a fixed contribution each year. The Chief Executive Officer also has an "old" pension agreement that guarantees a fixed indexed pension payment. The company has no obligations above and beyond these agreements. Contributions to pension funds (defined contribution commitments) and provisions for pensions (defined benefit commitments) totaled € 1,138,555 for the members of the Managing Board during the reporting year (2006: € 1,211,919). The members of the Managing Board are entitled to severance compensation on the termination of employment in accordance with legal regulations in Austria, which is based on total compensation as well as the length of service with the company. These legal regulations define the maximum severance compensation as one full year's compensation, whereby the entitlement is forfeited if the employment relationship is terminated by the employee. Severance compensation for the Chief Executive Officer may equal a maximum of two year's compensation. The addition to the provision for severance compensation totaled € 359,298 for 2007 (2006: € 932,260). Payments of € 607,465 were made to former members of the Managing Board and their surviving dependents in 2007 (2006: € 595,480).

AGM approves remuneration system for Supervisory Board

The AGM on April 27, 2006 approved a new remuneration system for the Supervisory Board, whereby each member receives reimbursement for cash expenses as well as fixed remuneration of € 10,000 per year. In addition, each committee member also receives € 5,000 per year and committee. This fixed remuneration will be adjusted on the basis of the Statistik Austria consumer price index for 2005 or any another subsequent index. Furthermore, every member of the Supervisory Board will receive performance-based remuneration equal to 0.07‰ of annual profit after tax before minority interest and after the deduction of the related costs for any hybrid bonds and/or other comparable financial instruments issued by Wienerberger AG, as shown in the audited and certified consolidated financial statements. The Chairman receives twice this amount and the Vice-Chairman one and one-half this amount. If a member of the Supervisory Board is not active during the full financial year, the remuneration is paid in proportion to the time available. If members of the Supervisory Board take on a special function in the interests of the company in this capacity, the Annual General Meeting may approve special remuneration for their activities. Duties and taxes charged on remuneration to the members of the Supervisory Board are carried by the company. For

2007 (payment in 2008) and 2006 (payment in 2007) remuneration for the members of the Supervisory Board totaled € 343,206 and € 305,197, and is distributed as follows:

Supervisory Board Remuneration *in EUR*	**2006**	**2007**
Friedrich Kadrnoska, Chairman	70,567	78,799
Christian Dumolin, Vice-Chairman	52,926	59,099
Karl Fink	20,189	34,218
Rupert Hatschek [1]	10,095	0
Peter Johnson	30,284	34,218
Franz Lauer [1]	10,095	0
Harald Nograsek	30,284	34,218
Claus Raidl	30,284	34,218
Wilhelm Rasinger	20,189	34,218
Franz Rauch [2]	30,284	34,218
Total	**305,197**	**343,206**

1) Resigned from the Supervisory Board on April 27, 2006
2) The term of office extended at the 138th AGM until 2012

No pension commitments or additional compensation for Supervisory Board

No compensation is paid for services outside the above-mentioned Supervisory Board duties, in particular for consulting or arranging services. The salaries received by the employee representatives as part of their employment contracts represent exceptions to this rule. No pension commitments have been made to the members of the Wienerberger AG Supervisory Board.

Managing and Supervisory Boards voluntarily disclose holdings in Wienerberger shares

The members of the Managing and Supervisory Boards have voluntarily agreed to disclose their holdings in shares of Wienerberger AG. In accordance with § 48 of the Austrian Stock Exchange Act, the purchase or sale of shares by members of the Managing and Supervisory Boards is reported to the Austrian Financial Market Authority and also disclosed on the Wienerberger website under "Directors' Dealings". The number of Wienerberger shares held by the members of the Managing and Supervisory Boards at the end of 2007 totaled 229,011.

Number of shares owned	**01.01.2007**	**Purchase**	**Sale**	**31.12.2007**
Managing Board				
Wolfgang Reithofer	168,041	63,204	-130,000	101,245
Heimo Scheuch	13,798	16,345	-677	29,466
Willy Van Riet	1,350	180	0	1,530
Johann Windisch	10,000	33,000	-15,000	28,000
Supervisory Board				
Friedrich Kadrnoska	759	0	0	759
Christian Dumolin	23,690	25,097	0	48,787
Karl Fink	0	0	0	0
Peter Johnson	0	0	0	0
Harald Nograsek	0	0	0	0
Claus Raidl	0	0	0	0
Wilhelm Rasinger	10,274	8,950	0	19,224
Franz Rauch	0	0	0	0
Total	**227,912**	**146,776**	**-145,677**	**229,011**

Corporate Governance Report

Implementation of strict principles for good management and transparency

For many years Wienerberger has followed a strategy that is designed to increase the value of the company on a sustainable and long-term basis. Strict principles of good management and transparency as well as the continuous development of an efficient control system form the basis for meeting this goal. This corporate culture creates trust in the company, and is therefore an essential factor for the long-term creation of value.

Guidelines to prevent insider trading

We give the highest priority to the equal treatment of and provision of comprehensive information to all shareholders. To prevent insider trading, we have issued a compliance guideline that implements the provisions of the Issuer Compliance Code published by the Austrian Financial Market Authority, and also covers the members of the Supervisory Board. The observance of these regulations is monitored regularly by our compliance officer.

Voluntary compliance with Austrian Corporate Governance Code

The Austrian Corporate Governance Code was enacted in October 2002 and last revised in 2007 to meet the EU transparency guideline. The foundation of the code is formed by Austrian stock corporation, stock exchange and capital market law as well as the recommendations of the European Commission on the duties of the supervisory board and remuneration of directors and the OECD guidelines for corporate governance. The code provides a framework for corporate management and control. Its key principles are designed to strengthen the confidence of investors in the company and in Austria as a financial market, and include the equal treatment of all shareholders, transparency, the independence of the supervisory board, open communications between the managing board and supervisory board, the avoidance of conflicts of interest by bodies of the corporation and efficient control by the supervisory board and auditor. The code exceeds legal requirements, and compliance is voluntary. Observance of the code also means that the failure to meet C-Rules ("comply or explain") must be explained and disclosed.

Compliance with code and far-reaching transparency lead to numerous awards

Wienerberger was one of the first companies to announce its support for the Austrian Corporate Governance Code and to compliance with its rules. From the very beginning, our goal was not only to meet the minimum requirements of the code but to set the standard for best practice. Wienerberger has been recognized on numerous occasions for its pioneering role in corporate governance in Austria, among others with the award for the best corporate governance by an Austrian company at the Stock Exchange Awards for 2007.

Evaluation and confirmation of compliance with code by KPMG and Wolf Theiss

The implementation and correctness of our public announcements were evaluated by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft in accordance with the standards issued by the International Federation of Accountants for reviews, and their report is published on our website. The auditor's evaluation of our adherence to the rules of the code and the correctness of our announcements confirmed that this public declaration of compliance is correct. Compliance with the provisions of the code that relate to the auditor was evaluated by Wolf Theiss attorneys-at-law. The resulting report indicated no objections, and is also available for review on our website.

Rules of procedure reflect provisions of code

In keeping with the spirit of the code, the members of the Managing Board and Supervisory Board, in particular through their chairmen, regularly confer on the development and strategy of the company above and beyond discussions conducted during the regular meetings of the Supervisory Board. The Supervisory Board also exercises its consultative and control functions through committees, where such actions are required by defined responsibilities or the content of a particular issue. The rules of procedure for the Supervisory Board are published on our website.

Committees, duties and responsibilities of Supervisory Board

The ***Supervisory Board*** is responsible for decisions that involve subjects of fundamental importance or the strategic direction of the Group. The ***Presidium*** represents the interests of the company on all Managing Board issues, and also serves as a ***Remuneration Committee*** for the members of the Managing Board. The ***Project Committee*** is authorized to approve transactions and measures that do not require the approval of the Supervisory Board – in particular capital expenditures, acquisitions and the sale of property between € 7.5 and 30 million – and also makes decisions in urgent cases. The ***Audit Committee*** is responsible for all questions related to the annual financial statements and the audit of the Group as well as accounting, in preparation for the Supervisory Board. In addition, this committee evaluates the independence of the auditor and its qualifications as verified by a peer review. A financial expert serves as a member of the Wienerberger Audit Committee.

All members of Wienerberger Supervisory Board are independent; employee participation is part of Austrian system

The ***Personnel and Nominating Committee*** is responsible for preparing nominations to the Supervisory Board, whereby its goal is to guarantee the independence of the members of this body. It recommends nominations to the Supervisory Board, which are placed before the Annual General Meeting for a vote. The criteria for independence are published on our website. All shareholder representatives on the Supervisory Board reconfirmed their independence according to these criteria in a meeting on February 8, 2008. The Personnel and Nominating Committee is also responsible for establishing a description of the required qualifications prior to the appointment of persons to the Managing Board and preparing decisions for the Supervisory Board based on a defined selection procedure and succession planning. This committee also approves the terms of the stock option plans for key employees of the Group. The participation of Wienerberger employees on the Supervisory Board and its committees through their elected representatives forms a legally regulated part of the Austrian corporate governance system. The Austrian Stock Corporation Act entitles employees to delegate one member from among their ranks to the supervisory board of a corporation and its committees for every two members elected by the Annual General Meeting.

Supervisory Board approves sale of Vienna Stock Exchange shares

Wienerberger holds shares in the Vienna Stock Exchange for historical reasons. Part of this stake was sold during spring 2007, among others to the Wiener Städtische Versicherung AG Vienna Insurance Group. This transaction was approved by the Supervisory Board.

Succession planning for Managing Board based on assessment

After an initial evaluation in 2000, a second comprehensive assessment process was conducted for Wienerberger management in 2006. This analysis provides the Personnel and Nominating Committee with basic information to be used in succession planning for the Wienerberger Managing Board. In a specific case it formed the basis for the appointment of Willy Van Riet as Chief Financial Officer of Wienerberger beginning on April 1, 2007, after Hans Tschuden had announced his intention to join Telekom Austria AG.

Report on related party transactions

The Supervisory Board of Wienerberger includes no former members of the Managing Board or key employees, and there are also no cross representations. No loans were granted to the members of the Supervisory Board or Managing Board, and no agreements have been concluded with these persons. Information on related party transactions is provided on page 132 of the notes.

Disclosure of auditor's fees

The 138th Annual General Meeting nominated KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft to audit the annual financial statements and consolidated financial statements of Wienerberger AG. In addition to this function, KPMG also provides tax and financial consulting services for the Wienerberger Group through its global network of partner offices. KPMG provided € 0.2 million of consulting services for Wienerberger AG during the reporting year. The fees for the audit of the Group and auditing services related to the capital market transactions carried out in 2007 totaled € 2.8 million. The contractual agreements between KPMG and member companies of the Wienerberger Group for the provision of project-related consulting services in 2008 are limited in scope.

Installation of internal audit function in 2007 to improve risk management

In order to strengthen risk management, Wienerberger installed an internal audit department during the reporting year. This new staff function reports directly to the Managing Board, and is responsible for the evaluation of operating processes in connection with risk management and the identification of opportunities to improve efficiency as well as the monitoring of compliance with legal directives, internal regulations, process guidelines and procedures. This work is based on an annual audit schedule approved by the Managing Board as well as a group-wide risk analysis of corporate activities. In addition, the Internal Control System (ICS) was extended to support the early identification and management of the risks. The Managing Board reports to the Supervisory Board once each year on planning and the most important results of the control audits. A management letter prepared by the auditor and a report by this firm on the efficiency of risk management in the Wienerberger Group were presented to the Chairman of the Supervisory Board and discussed by the entire Supervisory Board.

"One share – one vote" applies in full; disclosure of change of control clauses

Wienerberger AG has issued 83.9 million shares of common stock. There are no preferred shares or limitations on common shares, and the principle "one share – one vote" therefore applies in full. In accordance with the Austrian Corporate Takeover Act, each shareholder will receive the same price for his or her Wienerberger shares in the event of a mandatory offer. Wienerberger AG has no core shareholder. The shareholder structure of the company is described on page 62.

Full implementation of the code

Wienerberger meets all provisions of the Austrian Corporate Governance Code, even those that have only recommendation character. The disclosures required by § 243a of the Austrian Commercial Code can be found in the following chapters: the composition of Wienerberger capital, types of shares, limitations and rights, the authorization of the Managing Board to issue or buyback shares in the notes under point 23; Capital and Reserves, on page 118; direct or indirect investments in Wienerberger capital in the chapter Shares and Shareholders on page 62; share-based participation plans for employees in the notes under point 33. Change of control clauses are included in the employment contracts with the members of the Managing Board, the terms of the 2005 corporate bond and 2007 hybrid bond, and the syndicated term loans concluded in 2005 and 2006. The principles of the remuneration policy and detailed information on the compensation paid to each member of the Wienerberger Managing and Supervisory Boards as well as an overview of the shares held by these persons is provided in the chapter "Remuneration Report". Current updates on the purchase and sale of Wienerberger shares by members of the Managing or Supervisory Boards are disclosed on the company's website under "Directors' Dealings".

Risk Management

Global operations expose the Wienerberger Group to a variety of risks. In principle, Wienerberger views risk as the potential divergence from corporate goals and therefore as a range of potential future scenarios. Risk covers the possibility of a loss (risk in the literal sense of the word) as well as the failure to realize an additional gain. The goal of our risk management system is to identify risks at an early stage and implement suitable measures to minimize any variance from corporate goals. These procedures require the identification, assessment, management and monitoring of risks, and represent an integral part of our internal risk management activities. The risk assessment that was prepared in prior periods is updated annually by the Management Committee. Based on the probability of occurrence and potential impact on the Group, the identified risks are weighted according to their significance and the 15 major risks are analyzed in detail. In 2007 this process led to a change in the weighting of individual risks as well as the addition of new factors to our risk catalogue. The most important risks are described in detail below.

Identification and analysis of 15 major risks as part of risk management process

Market Risks

Market risks arise from developments and price structures in the major economies in which Wienerberger operates across Europe and North America. In order to minimize the impact of individual markets on Group earnings, we pursue a strategy of geographical diversification and concentration on our core business. Our decentralized plant network and broad-based management team as well as the leading positions of Wienerberger prevent specific market and production risks from threatening the entire Group and limit the potential impact of such events to parts of the local organization. The success of this strategy was demonstrated in 2007, when strong development in Central-East Europe and North-West Europe more than offset market weakness in the USA and Germany, and made it possible for the Group to exceed its overall earnings targets.

Minimization of market risks with geographic diversification

Procurement, Production, Investment and Acquisition Risks

We work to counteract the risk of rising energy costs by continuously monitoring the situation on key markets, concluding forward contracts, defining procurement prices at an early point in time and closing long-term supply contracts. For 2008 we have already signed contracts that cover a large part of our natural gas and electricity requirements. A detailed description of our energy procurement policy is provided on page 34. However, our main activities in this area are directed to optimizing the use of energy in production and sales.

Risk of rising energy costs met by hedging

Excess capacity can lead to pressure on prices and uncovered costs. In order to minimize any impact on earnings, we regularly evaluate our capacity and make any necessary adjustments through temporary shutdowns or the relocation of production to reflect market demands.

Continuous adjustment of capacity to meet market requirements

The increasing focus on growth projects has made the efficient implementation and integration of acquisitions more important. We rely on the group-wide transfer of know-how through the exchange of experts who support local management as well as clear profitability targets for growth projects (see strategy and business model, page 35) to hold this risk as low as possible.

Group-wide transfer of know-how minimizes implementation and integration risk

Financial Risks

Hedging of exchange rates and interest rates to protect equity

Exchange rates and interest rates are the major sources of financial risk. Foreign exchange swaps are used to secure appropriate coverage between assets and liabilities, and thereby decrease the impact of exchange rate fluctuations on Group equity. In recent years Wienerberger has been able to significantly reduce the risks associated with foreign exchange and interest rates risks through its hedging activities. A description of the financing situation and hedging measures is provided in the financial review on page 71; exchange rate risk is discussed on page 128 of the notes.

Legal Risks

Cartel risks analyzed extensively in early stage of acquisitions

Depending on the market position in individual countries and the size of planned acquisitions, transactions may be subject to the approval of cartel authorities. These approval procedures can lead to delays or, in individual cases, to the prohibition of specific mergers or acquisitions. Wienerberger extensively evaluates the cartel risk associated with an acquisition together with national and international legal and business experts during the early stage of work on a project in order to minimize this risk. The cartel authorities have not rejected a proposed acquisition by the Group in the past, which reflects the fact that the majority of our projects do not exceed the prescribed revenue or value limits. Due to our positions in specific markets, the pricing policy of our subsidiaries is actively monitored by competition authorities. Price-fixing agreements are not part of Wienerberger business policies; our internal guidelines expressly prohibit such activities and call for sanctions in the event of violations.

No identifiable risks that could endanger the entire Group

From the present point of view, there are no risks that could endanger the continued existence of the Wienerberger Group. Our broad geographical diversification limits the largest single risk to less than 20% of current EBITDA. If all top 15 risks should materialize at the same time, less than one-third of equity would be affected. Insurance policies have been concluded to cover specific guarantee or warranty risks as well as possible damages. The scope of these insurance policies is analyzed regularly based on the maximum cost associated with the insured risk and the relevant insurance premium. In order to counter potential risks that could result from the wide variety of tax, competition, patent, cartel and environmental regulations and laws faced by Wienerberger, management decisions are based on consultations with company and outside experts. Compliance with regulations and the supervision of employees in their interaction with risk is a basic responsibility of all Wienerberger managers.

Risks only taken on in operating business

In order to ***avoid and manage risk*** the local companies deliberately take on risks only as part of their operating activities and always evaluate these risks in relation to potential gains or opportunities. In particular, speculative actions outside the scope of operating activities are prohibited. Risks that are not directly related to operating activities, for example financial risks, are monitored and managed by the Groups's treasury department. The most important instruments for the ***monitoring and management of risk*** are planning and controlling processes, Group guidelines and regular reporting.

Internal Control System

Wienerberger extends Internal Control System (ICS) prior to implementation of 8th EU guideline

In accordance with the principles of corporate governance, the Managing Board of Wienerberger extended the Internal Control System (ICS) in anticipation of the implementation of the 8th EU Guideline in Austria. As of July 1, 2007 an ***internal audit department*** was established as a staff function reporting to the Managing Board of Wienerberger AG. The internal audit department evaluates operating processes for the management of risk and identifies opportunities to improve efficiency, and also monitors compliance with legal directives, internal regulations, process guidelines, and procedures. This work is based on an annual audit schedule that is approved by the Managing Board as well as a group-wide risk analysis of corporate activities. The internal audit department is also responsible for ad-hoc audits, which are requested by management and focus on current as well as future risks.

ICS implemented locally, but compliance monitored centrally by internal audit

The ICS was expanded in the Wienerberger Group, above all to support the early identification and management of the risks arising from potentially inadequate monitoring systems or fraudulent actions. This system is based on the standards defined in the COSO – Internal Control and Enterprise Risk Managing Frameworks of the Committee of Sponsoring Organizations of the Treadway Commission, a proven international guideline for internal control procedures. It provides management with a comprehensive instrument to analyze and manage the uncertainties and risks arising from business activities. In keeping with the decentralized structure of the Wienerberger Group, local management is responsible for the implementation and monitoring of the Internal Control System. The managing directors of the individual subsidiaries are required to evaluate and document compliance with the controls defined in the ICS guidelines. The internal audit department subsequently verifies compliance with these audit procedures by local management, and reports the results of their examinations to the individual managing directors and to the Managing Board of Wienerberger AG.

Effectiveness of risk management audited and confirmed

Reporting plays a key role in the monitoring and control of the risks associated with operating activities. The Group auditor evaluates the effectiveness of Wienerberger risk management each year, and reports to the Supervisory Board and Managing Board on the results of this analysis. The functional capability of Wienerberger risk management was examined and confirmed by the auditor. In addition, the control systems of the individual corporate units are tested as part of the annual audit. The focal points of this audit are selected to ensure that all areas of the company are evaluated with respect to all risks as part of a cycle that covers a maximum of five years. A detailed description of the risks facing the Wienerberger Group is provided beginning on page 128 of the notes.

Procurement

Strategic procurement department helps realize synergies in the Group

The rapid expansion and decentralized structure of the Wienerberger Group have created a wide range of challenges for our strategic procurement department. Our goal in this area is to identify synergies in close cooperation with local Group companies, and to realize these synergies through coordinated actions on procurement markets. We also work to improve the efficiency and the scope of our procurement services on a continuous basis.

Clay supply secured over the long-term

Our most important raw material is clay, and our supplies of this material are secured for the foreseeable future. Roughly two-thirds of required clay reserves are owned by the Group, and the rest are safeguarded through long-term mining contracts.

Procurement contracts covering several projects

The activities of the procurement department in 2007 focused in particular on the bundling of orders for materials such as steel and technical equipment to meet the requirements of several projects at the same time. The bundled contracts for these items are then awarded to suppliers in close coordination with the engineering department. In addition to improving price conditions, this process safeguards the procurement of resources over the long-term and provides major advantages, especially in view of the current high level of new plant construction in the Wienerberger Group.

Energy Costs
as a % of revenues



12.8
14.2
14.3
6%
7%
62%
5%
7%
22%
66%
6%
5%
24%
65%
14
12
10
8
6
4
2
0
2005
2006
2007
Natural gas
Electricity
Crude oil
Coal and other

The greatest challenge for procurement in 2007 was again posed by the volatility of energy prices and the cost of materials. As in the past two years, energy prices – especially natural gas – continued to rise throughout 2007, even though the increase was less than in 2005 and 2006. The cost of energy for the Group totaled € 354.3 million, or 14.3% of revenues for the reporting year. This represents an increase of 12% (+€ 38.3 mill.) over the prior year, whereby 4% was triggered by price increases and 8% by additional production volume. Group expenses for energy can be classified into 65% for natural gas, 24% for electricity, 5% for crude oil and 6% for coal and other sources.

Different regional hedging mechanisms and price formulas subject energy markets to varying dynamics. In order to optimize energy purchases, Wienerberger specialists analyze local price developments and close contracts for the required supplies. The prices for part of the required energy volumes are fixed for up to two years in advance – depending on market trends – through a rolling planning process. We have hedged energy costs in countries where the energy markets are not regulated, if this is possible and also reasonable from a financial standpoint. 53% of our natural gas requirements are secured for the next 12 months through contracts with set prices. In 2006 we concluded new electricity supply contracts at current market conditions, which secure our electricity requirements for the coming years by up to 100% depending on the country.

Greater transparency through energy information system

Based on the volumes already secured, we expect price-related increases of roughly € 15 million in the cost of energy for 2008. Energy costs represent an integral part of our risk management, and the further development and optimization of our energy information management system will therefore remain a focus of our procurement strategy during the coming year.

Strategy and Business Model

The primary goal is long-term profitable growth

The primary goal of Wienerberger is to guarantee long-term sustainable growth in our core business, and thereby maximize Total Shareholder Return (TSR). Our corporate strategy is based on three main elements: a focus on the core business, profitable growth and a principal role in product innovation and cost leadership in our industry.

Focus on the core business

Focus on the core business with hollow bricks, facing bricks, roof tiles and pavers

Wienerberger concentrates on products for walls, roofs and paving, with a special concentration on ceramic products in the form of bricks and clay roof tiles. We are the largest multi-national supplier in our core business, and hold strong market positions with our 263 plants in 26 countries and five export markets (also see page 39). Our strategy for the core business is designed to establish and increase leading positions on all markets in which we are present. In addition, we will also expand step by step into new markets with a high growth potential, especially in the East.

Hollow bricks are our main product for walls, and represent the most popular building material in the world for new residential construction. Wienerberger is the largest producer of hollow bricks in the world, and holds leading positions in all relevant markets in Eastern and Western Europe (with the exception of the Iberian Peninsula). With a 36% share of revenues and 52% of EBITDA, hollow bricks are our most profitable product. Our standing in the industry is based on the competitive advantages of Wienerberger – innovative products, our own production technology and a broad-based plant structure – as well as the rising share of our business that is generated in Eastern Europe. Our expansion in this region took place almost exclusively through the construction of new plants because of the outdated technology in these countries. As a result, our plants in Eastern Europe now have state-of-the-art technology and cost-efficient equipment.

Revenues 2007 by Product


4
3
2
1

1 Hollow bricks 36%
2 Facing bricks 37%
3 Roofing systems 19%
4 Pavers 8%

Facing bricks are used as a facade product in new residential and non-residential construction, above all in the USA, Great Britain and several regions of Northern Europe. They are our most important source of revenues with a share of 37%. The substantially lower level of profitability compared with hollow bricks is explained by the current market weakness in the USA (and the resulting costs of idle capacity or lower capacity utilization in our plants) as well as the rising share of merchandise in this product group. This latter factor is a result of the direct sales system in the USA. In contrast to Europe, where our products are sold primarily by building material traders, more than 60% of our revenues in America are recorded through our own sales offices and specialized brick merchants. These sales channels also generate additional revenues (at lower margins) with related products that are in part made by other producers, and currently represent about 20% of the revenues recorded by the facade product group.

EBITDA 2007 by Product


5
4
3
2
1

1 Hollow bricks 52%
2 Facing bricks 23%
3 Roofing systems 25%
4 Pavers 6%
5 Investments and Other -6%

Clay roof tiles are used primarily to cover pitched roofs in Europe. More than half of clay roof tiles are used in renovation, which leads to a lower dependency on cyclical new housing starts than hollow and facing bricks. The major features of the clay roof tile industry are growing market shares, stable cash flows and high profitability. Our clay roof tile activities in Belgium, the Netherlands, France, Germany, Poland, Estonia and Switzerland as well as a 25% holding in Tondach Gleinstätten in Central-East Europe produce roofing systems made of clay. Bramac, a 50/50 joint venture with Monier (formerly Lafarge Roofing), manufactures concrete roof tiles for Central-East Europe. Clay roof tiles and concrete tiles contribute 19% to revenues and 25% to EBITDA.

The fourth core product area is formed by pavers. Concrete pavers are used for a wide range of applications in private and public construction in Central-East Europe, while clay pavers represent a high-quality niche product in North-West Europe. The acquisition of Korevaar during the past summer made it possible for us to expand our activities in this profitable market segment in Benelux, Germany and the Netherlands. This product area currently generates 8% of revenues and 6% of EBITDA. Concrete pavers have a substantially lower EBITDA margin than clay products, but the initial investment is also much lower than the cost of a brick plant.

Profitable growth

High free cash flow as base for further growth

We define profitable growth as an above-average (in comparison to the building materials sector) increase in revenues and earnings of roughly 10% per year. The basis for this growth is formed by our integrated business model. The brick and roof tile business is capital-intensive. It requires a high initial investment and generates stable cash flows. Our maintenance capex in the core business totals only approx. 60% of depreciation. This leads to high free cash flows that can be used for growth projects, dividend payments, debt reduction or share buybacks.

Ambitious profitability criteria for growth projects

Our business model is designed to ensure that we only invest in profitable growth projects. We have set ambitious goals for these investments, which distinguish between two types of growth projects: ***bolt-on projects*** and ***strategic projects***.

Target for bolt-on projects: 17 to 22% CFROI in year 3 after the investment

We define ***bolt-on projects*** as the construction of new plants or extension of capacity as well as smaller acquisitions in existing markets. The integration of these projects with our activities and subsequent optimization allow us to realize synergies and increase earnings. For these projects, we require a cash flow return on investment (CFROI) of 17 to 22%, including synergies, in the third year after the start of the investment. Past performance has shown that we are able to meet this goal with CFROIs of between 20 and 30%, depending on the exact monitoring period.

Target for strategic projects: 16% CFROI in year 3 after the investment

Strategic projects represent takeovers that justify a higher investment for strategic reasons, in particular leading market positions held by the takeover candidate or entry into new markets. For these projects, we have targeted a CFROI of 16%, after synergies, in the third year after investment. We also use strategic projects to improve the earning power of the Group, which currently generates a CFROI of 13.0%. These projects form the basis for further bolt-on projects in later years.

Financing for profitable growth through issue of hybrid bond and capital increase in 2007

Our financing strategy is closely linked to the capital structure of the Wienerberger Group. The main focus is to maintain a sufficient equity base to safeguard the continuation of business activities and the payment of dividends (payout ratio of approx. 45%), and also finance our expansion while maintaining the Group's investment grade rating. Free cash flow provided us with roughly € 199 million last year after the dividend payment, while our investments totaled € 525 million. In order to secure the financing for our growth projects in 2007, we issued a € 500 million hybrid bond (which is given a 50% equity credit by rating agencies) in February. Our second major capital market transaction for the reporting year was a capital increase in October: the net proceeds of € 424 million will be used to finance our accelerated growth program, which is expected to equal at least € 500 million in 2008.

Wienerberger has designated Eastern Europe and the emerging markets outside Europe – where bricks already hold a high market share – as the priority regions for future expansion. The markets in Eastern Europe have an above-average potential for growth, in particular because of the pent-up demand for new residential construction. We see substantial long-term opportunities throughout this entire region, which has become a home market for us, and will therefore increase our investments in these countries and above all in Russia over the coming years (for further information also see pages 38/39).

Focus of further expansion is Eastern Europe and emerging markets

In France we are utilizing opportunities to increase the market share of bricks for load-bearing walls by building new plants (currently two under construction). We will also use acquisitions to expand our market positions in the mature markets of Western Europe and thereby realize a sustainable improvement in earnings.

Construction of two hollow brick plants in France

The USA is the largest facing brick market in the world, and currently reports population growth of roughly 1% per year. For this reason, we still view the United States as a long-term growth market, in spite of the decline in new residential construction since May 2006 and very weak market performance in 2007. If the continuing weakness should lead to opportunities for profitable expansion, we will take appropriate actions to further increase our market position in North America.

Market weakness in the USA could offer profitable expansion opportunities

The non-core activities of the Wienerberger Group are combined under the Investments and Other segment, and consolidated at equity. The strategy for the 50/50 Pipelife joint venture, the fourth largest producer of plastic pipes in Europe, is to continuously improve earnings and maximize free cash flows through growth with an emphasis on Eastern Europe. Pipelife again made substantial progress with the implementation of this strategy during the past year and recorded a further significant improvement in earnings.

Pipelife is included in the Investments and Other segment

Growth Program 2007–2012

Approx. € 2.0 billion invested in growth projects since 2003

The primary objective of Wienerberger is to reinvest our cash flows in profitable growth, whereby we distinguish between two types of growth projects: bolt-on projects and strategic projects. The backbone of our past growth was formed, above all, by bolt-on projects (expansion of capacity, new plant construction and smaller acquisitions in existing markets). In addition, we also successfully used strategic projects to develop positions in new markets (e.g. market entry in the USA through the purchase of General Shale) and significantly expand these positions (e.g. the takeover of Baggeridge in Great Britain transformed us from a regional to a nationwide supplier). We have invested nearly € 2.0 billion in growth since 2003, and roughly € 525 million in 2007.

Intensified bolt-on program with 25 new plants in Central-East Europe by 2012

Our expansion up to 2012 will focus on bolt-on projects in the markets of Central-East Europe. We plan to construct 25 new brick plants over the next five years, eight of them in Russia. Seven of these projects are already in progress (see the following overview for additional information). In addition to Russia, our investment program will concentrate on Poland, Romania and Bulgaria as well as Southeastern Europe. Our plans for Western Europe include the further expansion of hollow brick capacity. For example, in France we will utilize opportunities to increase the market share of bricks for load-bearing walls by building new plants (with two currently under construction).

Strategic projects to expand positions on mature markets

We will also use strategic acquisitions to expand our positions in the mature markets of Western Europe and North America, and thereby create a sustainable basis for earnings growth. In January 2008 we took a major expansion step with the acquisition of Sandtoft (UK), which added the first production facilities for roof tiles to the Wienerberger network in Great Britain.

Focus CEE 2008–2012

Construction of 25 new brick plants in Eastern Europe by 2012

- 8 new plants in Russia
- 17 new plants in Eastern Europe, mainly Poland, Romania, Bulgaria and Ukraine
- Massive increase in capacity (near doubling from 4.0 bill. to 7.75 bill. units)

In addition: 6 new concrete paver plants in Poland, Croatia and Romania plus market entry into Bulgaria (investment > € 45 mill.)


8
17

Project Pipeline 2007–2009

■ *Markets with plant sites*

Export markets



NL
2007: Acquisition
Acquisition of Korevaar, 3rd largest clay paver producer in NL

BEL
2007/2008: Extension of Capacity
Extension of existing plants Zonnebeke and Rumst (hollow bricks)

UK
2007/2008: Acquisitions
Acquisition of Baggeridge, No. 4 brick manufacturer in UK (facing bricks)
Acquisition of Sandtoft, No. 3 roof tile producer in UK

F
2007/2008: New/Extension of Capacity
Conversion of Angervilliers and Hulluch plants (from facing to hollow bricks)
Construction of new Durtal plant (hollow bricks)
New accessories line for clay roof tiles in Lantenne

RU
2008: New Capacity
Extension of existing Kiprevo plant (facing or hollow bricks) and construction of new Kazan plant (hollow bricks)

I
2007: Acquisition
Acquisition of RIL, Italian brick producer (hollow bricks)

BG
2007 New Capacity
Start up of new Lukovit plant (hollow bricks)

CAN
2007: Acquisition of Arriscraft
(leading manufactured stone producer in Canada and USA)

GER
2007: Acquisition
Acquisition of Bockhorner, German brick producer (facing bricks and clay pavers)

RO
2007: New Capacity
Start-up of new Triteni Cluj plant (hollow bricks)

USA
2007: Acquisition and Extension
Extension of Mooresville plant (facing bricks)
Acquisition of Modern Concrete (specialised brick merchant)

A
2007: Acquisition/New Capacity
Takeover of hollow brick plant in Salzburg
Start-up of new Vorchdorf plant (concrete pavers)

SRB
2008: Acquisition/New capacity
Expansion of Mali Idjos plant acquired in 2007 (hollow bricks)

INDIA
2008: Market entry in India
Construction of new plant (hollow bricks)

CZ
2009: Extension of Capacity
Extension of existing Hodonin plant (hollow bricks)

PL
2008: Extension of Capacity
Construction of new Olesnica plant (hollow bricks)
Extension of plants in Lebork and Dobre (hollow bricks)

Key Factors and Major Drivers for the Brick Business

1.

New residential construction and renovation

The pace of new residential construction on local markets has a major influence on the demand for bricks. Two of the most important drivers for new residential construction are population growth and consumer confidence in the individual countries. Bricks are also used in non-residential construction, which includes public and commercial buildings. In contrast, the demand for clay roof tiles is driven more by renovation (55%) and less by new construction (45%).

2.

Focus on the core business and profitable growth

The core business of Wienerberger – products for walls, facade, roof and paving – is capital-intensive. After a high initial investment, only ca. 60% of depreciation is required for maintenance, rationalization and environmental protection measures. This releases substantial free cash flows that can be used for dividends and, above all, for profitable growth. As the largest producer of bricks in the world, we invest at least € 250 million each year to increase our existing positions and develop new markets, and are planning higher expenditures for 2008 and 2009.

3.

Local presence and decentralized organization

In order to fully cover a regional market with bricks, a company needs a network of production facilities as well as an organization that places high value on decentralized responsibility and local know-how. The maximum supply radius is 250 km for hollow bricks, 500 km for facing bricks and 800 km for clay roof tiles. Different regional and cultural preferences and construction standards influence the development of markets and products. Wienerberger can rely on a network of plants in 26 countries, which makes it easier to compensate for fluctuations on individual markets.

No one really had the time to take pictures of our more than 20,000 products.
Instead we pasted together snapshots of the most important 100.



Roof

4.

Products and product development

Wienerberger has established a position as the most innovative company in the brick industry through decades of successful research and development work. Our close contacts with architects, construction firms and consumers give us new impulses and suggestions for the improvement of our products. In the hollow brick segment, our goal is to continuously optimize the technical properties of our products – for example thermal accumulation, sound insulation and efficient laying – and also improve stability and load-bearing capacity, which play an important role above all in earthquake-prone areas. In facing bricks, clay roof tiles and pavers, we concentrate on the early identification of architectonic trends. We adjust our offering to meet local needs and tastes, and continually add new items to our product lines. Our clay roof tile product line also includes roofing systems with integrated photovoltaic panels, which are used to generate electricity.

5.

Cost and capacity management

The ongoing optimization of costs throughout the company – in production (above all with respect to the use of energy) as well as administration and sales – is an integral part of the Wienerberger culture. Our strong market positions are based on a network of plants, with facilities in all our markets and product segments. This allows us to actively manage capacity and ensure a high level of utilization, which represent major cost factors in our capital-intensive industry.

6.

Strong market positions and customer relations

Our goal is to develop strong market positions and customer relations in all markets in which we are active, and continuously improve in these areas of our business. We work to meet this goal with high-quality products and services as well as sustainable and responsible actions by all our employees.

7.

Know-how and synergies

The competitive advantage of the Wienerberger Group is based on detailed knowledge of local markets by all our employees in the operating companies as well as the use of group-wide synergies through the exchange of know-how in the areas of technology, marketing, product development and procurement.

Products

Wall – hollow bricks (1)

Wienerberger hollow brick brand: POROTHERM (POROTON in Germany)

Hollow bricks are used for load-bearing exterior and interior walls as well as for non-load-bearing partition walls or fillwork. A wall made of hollow bricks is normally not seen after completion because it is covered with plaster or paneling.

In any case, the technical advantages and features of these monolithic walls are convincing: high compressive strength, excellent thermal insulation and heat accumulation, sound insulation, high fire resistance (nonflammable), moisture regulating. In short, walls made of bricks create an unmistakably pleasant and comfortable atmosphere.

Wienerberger hollow bricks are sold under the POROTHERM brand (POROTON in Germany), and are optimized to meet these special applications and requirements. Examples are extreme thermal insulating, thick clay blocks for exterior walls, special heavy clay blocks for improved sound insulation and seismic-resistant bricks for safe construction in earthquake zones.

The Wienerberger hollow brick system also includes brick lintels and brick ceiling systems as well as mortar and plaster, which make it possible to build an entire house with bricks – from the basement to the roof.

Roof (2)

Wienerberger clay roof tile brand: KORAMIC

Clay roof tiles are used primarily to cover pitched roofs. They not only provide sustainable protection for houses from the weather, but also represent an important design element for architects. Clay roof tiles are not only used in new construction, but also to a large extent in the renovation of existing buildings.

Wienerberger clay roof tiles are sold under the KORAMIC brand. They are available in a wide variety of forms (pressed or plain tiles), colors and surfaces (natural, glazed, sanded or engobed). These product features create a unique and attractive look for a roof made of clay tiles. For each type of tile, Wienerberger offers a complete line of special tiles and accessories such as ridge tiles, verge tiles and much more.

Through its 50% holding in Bramac the Wienerberger Group also produces concrete tiles that are used to cover pitched roofs, primarily in Austria and the southeast region of Europe. Concrete roof tiles are used above all in new residential construction.

Facade – Facing bricks (3)

Wienerberger brand: TERCA

Facing bricks are used in visible brick architecture: facades and interior walls are made from or covered with these bricks. The necessary functions of the load-bearing walls are provided by hollow bricks or other building materials such as concrete or calcium silicate blocks.

A wall made of facing bricks is an esthetic calling card for a home, and also provides optimal protection from the weather – there is no maintenance or expensive renovation in later years. Facing bricks can also be used in a wide range of decorative applications: for



Wall – hollow bricks



1
2
3
4

example interior walls, exterior enclosures, arches or chimney cappings. Wienerberger facing bricks are sold under the TERCA brand. They open up a wide range of design alternatives through the combination of colors, shapes and surface structures – a feature that is provided by hardly any other building material.

Facing bricks can also be combined together in storey-high prefabricated elements for fast construction. Especially in the area of non-residential, brick architecture can therefore play an important role in modern, economic building.

ArGeTon is the Wienerberger brand for large rear-ventilated ceramic facade boards, which permit the ideal combination of traditional clay building materials with contemporary building products such as glass, aluminum or steel. The result is a timeless modern facade with the distinctive character of ceramics.

Similar to clothing, architecture is also subject to fashion trends. In this respect the development of new colors, surface structures and special shaped bricks plays an important role. The goal of Wienerberger is to meet the design requirements of architects and builders, and progress with the times.

Pavers (4)

Wienerberger brands: TERCA (clay) and SEMMELROCK (concrete)

Pavers by Wienerberger are produced as clinkers made of clay or as concrete tiles and slabs. These materials are used by homeowners (for driveways, paths, terraces and garden design) as well as in public areas (sidewalks, open areas and pedestrian zones).

The large range of shapes, colors and surface structures offered by TERCA clay pavers and SEMMELROCK concrete pavers place virtually no limits on the esthetic fantasy and durability of paver designs. SEMMELROCK concrete pavers also permit the spatial structuring and design of garden landscapes, for example with products for slopes, planters and fencing systems.



Pavers



Facade – Facing bricks

Brick Production



(1)



(2)



(3)

Raw materials management (1)
In a first step, experienced geologists analyze the quality of the raw material. The excavated clay is then layered in stockpiles, where it is stored for roughly one year in the open to ensure optimal consistency. After this time, the clay is collected and transported to the nearby plant by conveyor belts or trucks for further processing.
Wienerberger is committed to restoring former clay mining sites. Clay pits that are no longer used are returned to serve as a habitat for flora and fauna or create a natural recreation area for local residents, or are restored for use by agriculture or forestry businesses.

Preparation (2)
In the second step, the clay is collected from the stockpiles and transported in box feeders. It is then prepared through a grinding (pam mill) and milling process (roller mill). Water and sand – and for hollow bricks, pore-forming agents like sawdust – are added and mixed to achieve the right consistency. The clay is next transported to a storage area (mud house) by conveyor belts, and from here fed through rotary disk feeders into the extruder.
Technical progress now makes it possible for us to use lower quality clay that was formerly discarded as residue. The use of biogenic, renewable materials such as sunflower seed shells or hay and secondary raw materials like paper fiber improves environmental compatibility and reduces costs.

Shaping (3)
This step involves the actual shaping of the brick. The prepared clay is pressed through dies by extruders, and then cut into individual bricks or mechanically compressed into forms with automatic soft mud presses. The soft "green" bricks are stacked on palettes and transferred to the dryer. Clay roof tiles are extruded, or pressed into forms and made into moulded tiles.
Our own die manufacturing allows us to develop die forms, which represent the basis for innovative products with new shapes and configurations as well as optimized product features.



(4)



(5)



(6)

Drying (4)

The drying process removes the moisture from the soft "green" bricks, and prepares the bricks for firing. Depending on the type of the product and the production technology, the drying period takes between 4 and 45 hours. During this process the moisture content drops from 20% to less than 2%. After drying the bricks are automatically repackaged into a firing setting and transferred to the kiln by kiln cars.

New and more efficient drying and air stream technologies have significantly reduced the drying period. This lowers energy consumption, improves product quality and makes it possible to develop new products.

Firing (5)

The firing of the brick in the tunnel kiln at a temperature of 900 to 1,200°C is the final part of the production process, and lasts between 6 and 36 hours. This process gives the bricks a permanent strength. The pulp and sawdust (pore-forming agents) that were added to hollow bricks during preparation burn out completely and leave tiny holes that improve thermal insulation. Facing bricks and clay roof tiles can also be produced with a ceramic surface (engobe or glazed), which is burned in and creates a particularly attractive surface. After firing, bricks are nonflammable and fire-safe for ever.

Specially developed kiln and firing technologies as well as air stream systems have reduced the required firing time by up to two-thirds. This has created enormous advantages: a 50% decrease in the use of primary energy over the past ten years, up to 90% less emissions through thermal post-combustion equipment, optimized product quality and a substantial increase in capacity.

Packaging (6)

The fired bricks are automatically loaded onto pallets, and covered with strips and films. This packaging identifies the bricks and makes them safe for shipping.

The use of thinner films made of recycled PE and an increase in the life cycle of palettes reduces the amount of packaging material required.

Delivery

Wienerberger has a network of decentralized production facilities. The plants are located near to raw material supplies and as close as possible to local markets. This reduces transport distances, which makes fast delivery possible and also lowers the environmental impact.

Research and Development

R&D is one of the key points in strategic planning

With its 5,000 year history, the brick is not only one of the most successful building materials from a historical point of view. It still remains one of the most important materials for construction throughout the world in the 21st Century. Today the brick is a modern, technologically mature and esthetically versatile product. For this reason, research and development (R&D) represents an integral part of strategic planning for Wienerberger. The focal points of R&D activities are derived from our goals to pursue ***product innovation*** and maintain our ***cost and technology leadership***, and thereby protect our market positions and expand our competitive advantage. This is reflected in the steady improvement of our products as well as the development of new and continuous optimization of existing production processes.

Close cooperation with local teams

R&D is managed centrally, but implemented locally. Our engineering and product management team includes roughly seventy men and women who work together with our local engineering departments to optimize products, systems and production technologies. In 2007 we spent roughly € 8.2 million on R&D, excluding local product development costs, which represents an increase of 60% over 2006.

Steady improvement in thermal insulation of bricks also permits use in passive energy houses

Energy savings through the use of building materials that increase thermal insulation also formed a focus of R&D activities for Wienerberger in 2007, and we therefore continued our work to improve the insulating properties of our products. One special example is the Poroton T08, a clay block with a width of 50 cm whose voids are filled with Perlite, a pure mineral thermal insulating material made of expanded volcanic rock. This brick provides particularly high thermal insulation with a U-rating of 0.14 W/m^2K and, for this reason, is an optimal building material for low-energy and passive energy houses without additional insulation. Not only the reduction of heating requirements, but also the cooling of rooms – for example, in hot summers – and related decrease in air conditioning costs represent an important focus of optimization and R&D activities at Wienerberger. Bricks provide numerous advantages over lightweight constructions, especially with respect to accumulation properties, and help reduce the amount of energy that is required for the more expensive cooling of buildings.

Porotherm Dryfix allows for faster construction at lower cost

Speed and cost are two of the most important factors in the construction of a building. During the past year Wienerberger secured the exclusive usage rights to polyurethane-joined plane brick masonry. This product uses Porotherm Dryfix®, which is a special aerosol masonry glue. The major advantage of this application compared with conventional mortar-based methods is the faster progress of construction and resulting reduction in costs. In addition, masonry work is also possible at temperatures below the freezing point. Wienerberger intends to combine the advantages of pre-fabricated construction with the major product benefits of bricks, in order to use this building material in pre-fabricated structures. The related process involves the use of pre-fabricated brick components to manufacture brick walls in production halls – independent of weather conditions – which leads to a substantial reduction in outdoor construction time. In the Benelux countries, a test phase with this process has been successfully concluded.

In connection with discussions on the protection of the climate, "renewable energy", or energy from sustainable sources such as the sun and wind, is an important topic. Wienerberger introduced an outstanding innovation during 2007 in the form of a clay roof tile system with integrated photovoltaic panels, which is used to produce electrical energy. The main advantage of the panel in comparison with other systems is that the ceramic roof area is continuous, which means the structure of the roof remains completely intact. It can be installed by specially trained roofing experts, and therefore minimizes the use of additional craftsmen. Activities in the roofing product group also concentrated on ceramic and non-ceramic accessories in 2007, including Sturmfix clamps which make roofs more storm-resistant and facilitate quick and efficient installation through the optimal coordination of all components.

New innovative photovoltaic panel permits continuous ceramic roof areas

The design of facing bricks is subject to continuously changing architectural and fashion trends. For this reason, Wienerberger works with architects and builders to increase the range of its facing bricks, clay roof tiles and pavers. The individual operating companies modify and expand this offering based on their close contacts with the markets to meet local traditions as well as the needs of customers and architects. The general trend in clay roof tiles shows a preference for larger sizes and flatter, straight and smooth-surface products, whereby there are considerable local differences. During the past year we added four new models to our product line. The facing brick product line was also enlarged to include new models, shapes, colors and surfaces. In clay pavers, our development teams are working above all on new colors and shapes.

Design innovations in facing bricks, clay roof tiles and pavers

Wienerberger has also recorded notable successes with the sale of large ceramic facade boards under the ArGeTon brand. This product is used together with a special fixing system as a rear-ventilated facade, whereby its properties make it ideal for light and weight-saving construction that is also well-suited for high-rise buildings. In order to meet the strong demand, we are currently working to double the production capacity for this product in Germany.

Facade board capacity doubled to meet strong demand

In the area of pavers made of refined concrete, our R&D team has also developed a process that protects the stone not only on the surface but also through to the center. "Semmelrock Protect" is coated on and also impregnated into the stone during production. The resulting product does not lose its shape or color, even under the most severe weather conditions, and is very easy to keep clean.

"Semmelrock Protect" makes stone highly weather-resistant and colorfast

As a result of the sharp rise in energy prices during recent years, our engineering department has increased its efforts to improve the efficient use of primary energy sources such as gas, coal and crude oil and thereby reduce the use of energy (firing energy and electricity) per production unit. The use of an internally developed drying process allowed Wienerberger to cut energy requirements by a substantial amount. Moreover, the addition of alternative energy sources such as waste materials from other industries (e.g. slag and fly ash) to raw clay serves as a substitute for expensive primary energy.

The addition of industrial waste materials can replace expensive primary energy

Employees

Employees by Segment


5
4
3
1
2

1 Central-East Europe: 37%
2 Central-West Europe: 16%
3 North-West Europe: 29%
4 North America: 17%
5 Investments and Other: 1%

Development of Productivity
in TEUR


180
160
120
80
40
0
146.7
163.1
167.5
32.1
34.6
37.3
2005
2006
2007

Revenues/Employee
EBITDA/Employee

The Wienerberger Group employed an average workforce of 14,785 in Europe and the USA during 2007, compared to 13,639 in the previous year. This increase of roughly 8% resulted above all from acquisitions in North-West Europe and Canada. Revenues per employee rose by 3% and productivity (EBITDA per employee) increased by 8%.

Professional personnel development and the advancement of human capital represent key factors for the success of our Company. In keeping with our decentralized structure, human resource management is the responsibility of our local companies. However, the personnel policies for key executives are coordinated centrally. Our actions are concentrated on the development of group-wide networks and the international transfer of know-how, the support of future managers and the preparation of talented men and women for management positions.

Entrepreneurial Spirit

In order to increase motivation and strengthen identification with the success of our Company, management receives a fixed salary as well as a variable component that is based on earnings indicators and qualitative criteria and averages roughly one-third of total remuneration. An important factor for the focus of management on shareholder value is our stock option plan, which covers 70 key employees. The terms of this plan are explained on page 132 of the notes to the financial statements.

Responsibility

Wienerberger is well aware of its responsibility to its employees, and takes this responsibility very seriously. In order to provide quantifiable data on important issues relating to the workforce and the working environment, we introduced a group-wide Safety, Health & Education (SHE) reporting system in 2007. This database will compile key statistics on the make-up of the workforce as well as work safety and training. The results from the first survey were very informative and entirely positive. In 2007 the Wienerberger Group invested more than € 3.0 million in training programs for employees (external training costs, excluding travel and lodging, but excluding internal training courses), which financed a total of 21,674 training days. Data on the length of service are also encouraging: the relatively high average employment period of 11.3 years shows that Wienerberger is able to develop a commitment between the company and one of its most important resources – its employees. The SHE reporting system will also help management to define and successfully implement specially designed safety and training programs in the future.

The Human Touch

We provide specialized training and support for our employees

The Ambassador Program was introduced by Wienerberger in 2004 to develop our managers of the future. It provides talented men and women with training in the form of modular seminars that cover specialized know-how, social skills and system capabilities. The graduates then return to serve as ambassadors in our operating companies, and spread their newly acquired know-how and the Wienerberger spirit throughout the Group. A new cycle started in 2007 with three groups and a total of 54 participants from 19 countries. Plans call for the continuation of this training program in 2008.

Passion

We place people at the focus of our activities and identify with our products and our Company. In order to communicate this Wienerberger spirit to our new employees, we hold introductory programs with plant tours, product presentations and meetings with various departments to make the Company and its products come alive.

We identify with our products and company

Quality and Diversity

The Wienerberger Engineering Academy was established as a permanent facility to provide instruction in various technical disciplines, and thereby support the internal development of specialists to safeguard the sustainable success of our Company. This program focuses above all on ceramic products and production technologies, whereby the know-how compiled by our international experts in the areas of raw material testing, preparation, drying and firing technology and quality analysis is passed on to our technical personnel. The goal of our Engineering Academy is to safeguard and increase our competitive advantage in engineering over the long-term.

We promote the international exchange of know-how

The first Wienerberger plant manager program was introduced in 2007 as a supplement to the Wienerberger Engineering Academy. A total of 75 participants from 19 countries are taking part in this modular course, which is led by specially trained Wienerberger staff members. Engineering, financing and management are covered in three modules at different locations throughout the Group, and will create an additional platform for the international transfer of know-how and global networking.

First program for plant managers in 2007

Dynamics

In order to improve the qualifications of our employees and managers, Wienerberger started a pilot project in 2007 as part of the Investor in People (IIP) program. This internationally recognized quality standard for sustainable corporate success encourages companies to take responsibility for the effective development of employees in agreement with corporate and departmental goals. The first step by Wienerberger in 2007 included an analysis of the current situation in one of our operating units. Personal interviews with employees from different areas of the company by certified IIP consultants identified strengths and opportunities for improvement, and resulted in recommendations for change. These measures will be implemented in a next step to improve employee satisfaction in keeping with the goals of the company. We plan to roll out this standard throughout the Wienerberger Group over the coming years.

We are ready to meet new challenges

The further development of the Wienerberger corporate culture and the identification of all employees with these common values is a central objective of our mission statement. Wienerberger is dedicated to the principles of sustainability, multi-cultural diversity, decentralized responsibility and entrepreneurial beliefs. People are the focus of our efforts, and our personnel policies are based on this conviction.

Visit our job center: www.wienerberger.com

Corporate Responsibility

Our goal is to create sustainable values with natural products

Wienerberger views business as an integral part of society. Its duty is to serve people and create value for all. Wienerberger takes its role as a responsible member of society seriously and acts in accordance with economic, ecological and social principles. Our goal is to create sustainable values with natural products.

THE GLOBAL COMPACT

With the signing of a social charter in 2001, the management of Wienerberger formally confirmed its intention to comply with the recommendations of the International Labor Organization (ILO) in Geneva and to follow the principles of social progress. As a logical consequence of this action, Wienerberger also joined the UN Global Compact in 2003. This initiative was started in 1999 by the United Nations to promote good corporate citizenship and now comprises ten major principles from the areas of human rights, labor standards, environmental protection and measures to combat corruption. Companies that join the program agree to voluntarily comply with the principles that are published on the website of the UN Global Compact under www.unglobalcompact.org. Wienerberger also underscored its strong commitment to corporate responsibility in 2007 by supporting the Vienna congress for the development of ISO 26000, a guideline for social responsibility.

Sustainability anchored in Wienerberger mission statement

In 2004 Wienerberger management carried out an intensive dialogue on the subject of sustainability with the support of external consultants. It showed that sustainability is not just a slogan for Wienerberger, and also confirmed our long-standing focus on economic, ecological and social principles. The results of this workshop formed the basis for the development of the Wienerberger mission statement, which is now available in 18 languages and was presented to our employees in 2005. This mission statement has become a vital part of our corporate culture. In order to play a key role in the development of a "sustainable future" we have defined sustainability as our foremost goal. The two most important guidelines to help us achieve this objective are active protection of the environment and social responsibility.

Active Protection of the Environment

All local companies are working to improve environmental protection

"Building value for a sustainable future" is one of our guiding principles, and our many activities demonstrate that these are not just empty words. As a producer of bricks, Wienerberger "uses" nature in a kind of symbiosis: our clay mining procedures are designed to minimize the impact on the environment, and our clay based products are ecologically friendly, natural products that have a long service life and can be easily be recycled. All companies in the Wienerberger Group work continuously to improve environmental protection measures and optimize the use of energy.

Specially designed activities and cooperation with NGOs

Wienerberger is committed to compliance with environmental protection laws, climate protection, energy savings, the restoration of clay mining sites, recycling of waste, exchange of experience with other companies, humanitarian assistance, support for local communities, preservation of our cultural heritage and transparency. At our plants we work to develop and maintain the best possible understanding with municipal authorities, representatives of interest groups and neighboring residents. The focus of our activities is placed on mutual understanding and learning from one another. We also value an open and continuous dialogue with NGOs.

A special cooperation has linked us with the World Wide Fund for Nature (WWF) for the past four years since the signing of a letter of intent to pursue joint projects. Within the framework of this agreement Wienerberger supports the international activities of the WWF in Austria, which include the Ramsar Center in Schrems, a documentation, event and research facility on wetlands, as well as the WWF-Seewinkelhof in Apetlon. In exchange the WWF advises Wienerberger on the realization of environmental protection projects that are related to the restoration of former clay mining sites.

Exemplary cooperation with WWF on specific projects

Social Responsibility

In keeping with our focus on people, social engagement and support for the needy form a cornerstone of our social responsibility. Wienerberger works to provide its employees with an attractive and social working environment through training programs, the improvement of working conditions, voluntary benefits and support for common activities. Questionnaires and feedback cycles form the basis for an active dialogue with employees, and help to identify their particular needs. This leads to the development of country-specific measures that reflect the requirements of the local workforce. For example, working hours in Austria were made more flexible to give employees a greater scope of responsibility. In Ukraine, Wienerberger voluntarily provides its employees with health insurance to give them added security.

Projects for social working environment adapted to meet needs of local employees

"Wienerberger makes bricks, but homes are built for people". This awareness is reflected in our goal to use our products and financial support as a means of helping people who have been affected by unforeseen circumstances or misfortune. Our most important concern in this respect is to help children, the weakest members of our society. We work together with recognized organizations, which we support by providing free bricks for the construction of educational facilities and buildings as well as financial backing for their projects. A long-standing partnership connects us with SOS-Kinderdorf, and we have steadily intensified this contact through numerous projects on different continents in recent years. With the founding of the SOS-Sustainability Foundation – special funds that are invested under professional management and will continue to grow over the years – we have found an instrument that will guarantee long-term assistance, e.g. for the reconstruction and operation of infrastructure facilities in regions that were severely damaged by the Tsunami.

Support for charitable organizations with special focus on assistance for children

We regularly support and promote social projects in nearly all countries in which Wienerberger is present. The following two pages present a selection of the sustainability projects that we carried out in 2007.

Selected projects are shown on the following pages

Corporate Responsibility Projects 2007

Thermal post-combustion equipment reduces emissions

Slovakia In the plants at Zlaté Moravce and Boleráz, the installation of thermal post-combustion equipment led to a substantial reduction in emissions and a significant improvement in the environmental situation at both locations. This technology cleans the flue gases released by a brick plant and resulted in a decrease of 70% in CO emissions, 75% in total organic carbon emissions and 40% in benzene emissions at both facilities.



Environmentally friendly energy sources: conversion from heavy oil to natural gas

Croatia A state-of-the art natural gas burner was installed at the Wienerberger plant in Croatia. This equipment will permit the use of more environmentally friendly sources of energy, significantly reduce pollutant emissions and also help to realize substantial energy savings. The investment in this project totals roughly € 120,000.

Donations for family support program in Mostar

Austria The Wienerberger Christmas donation to projects that support needy children and families has become a long-standing tradition. A total of € 80,000 was donated in 2007, and will be used to construct the SOS family center in Mostar. This facility provides assistance for Bosnian, Serbian and Croatian families in dealing with war trauma.



Green Brick Award promotes commitment to sustainability

Great Britain The Green Brick Award is an internal Wienerberger prize, which recognizes accomplishments and special performance in the area of sustainability at the Group's plants in Great Britain. It is presented in three subcategories – social engagement, environmental protection and the prudent use of resources – as well as an overall category. The prizewinners can also arrange for a donation to a charitable organization of their choice, which is financed by Wienerberger. In the future the Green Brick Award will be expanded to include the Baggeridge plants, which were acquired in 2007.



Support for schools and charitable organizations

Great Britain Several years ago our plant in the English city of Sandown established a partnership with two special schools (Castle School and Jane Elliott School) for children with learning difficulties and disabilities. Wienerberger was honored for this cooperation with the Walsall Education Business Partnership Employer Award from the local education authority in summer 2007. In England Wienerberger also supports the Shaw Trust, a national charitable organization that provides training and practical experience for people who are disadvantaged in the working world because of handicaps, illness or social circumstances. Wienerberger also offers these people an opportunity for six weeks of practical training.







Improvement in working conditions through noise protection

Hungary Two noise protection projects were successfully implemented in this country during the past year. The replacement of glass walls with Wienerberger Porotherm HG-30 bricks in the Hungarian hollow brick plant at Abony led to a sizeable reduction in noise. This project – which had an investment volume of € 64,000 – clearly exceeded expectations, and decreased noise output by 7 dB. At the plant in Örbottyán a special construction reduced the noise produced by the ventilator on the packaging machine by 5 dB, and plans also call for the installation of Wienerberger Porotherm HG-30 bricks for further optimization.

Restoration of Brendlorenzen clay pit creates new recreational area

Germany After the end of mining activities, Wienerberger started work to restore the former Brendlorenzen clay pit near the plant in Bad Neustadt in spring 2007. The goals of this project – for example the planting of hedges and trees as well as the creation of ponds, lakeside paths and walkways – are being successively implemented and completion is scheduled for spring 2009. The restoration will transform this area into a protected landscape for nature conservation and recreational use.



Bricks for sable-tooth tigers, tapirs & co.

USA The Wienerberger subsidiary in the USA donated the bricks required for construction of the East Tennessee State University and General Shale Brick Natural History Museum. This facility, which was constructed to house an important prehistoric fossil finding in North America, registered 45,000 visitors during the first six months after its opening in 2007. It contains exhibits of numerous animal species, including sable-tooth tigers, tapirs and gomphotheria (an extinct group of elephant-like mammals belonging to the mastodon family) as well as plants. The fossils originate from the Miocene epoch and are 4.5–7 million years old.

The Wienerberger Track Record

Revenue declines in 1994, 2001 and 2004 are due to the sale or deconsolidation of Group companies.

1819 Founding by Alois Miesbach on the Wienerberg in Vienna

1869 Start of public trading on the Vienna Stock Exchange

1918 Loss of plants in Croatia, Hungary and Czechoslovakia in the wake of World War I

1945 Hundreds of dead and destruction of plants on the Wienerberg in aerial attacks

1955 Record production for the reconstruction of Vienna after World War II

1972 Investment in Bramac concrete roof tile company in Austria

1980 Beginning of reorganization and turnaround by new management under Erhard Schaschl

1986 Start of internationalization and expansion through acquisition of the Oltmanns Group in Germany

1989 Founding of the Pipelife joint venture (plastic pipes), investment in Treibacher Chemische Werke (metallurgy and abrasives) and the ÖAG Group(sanitary ware wholesaler), expansion of clay pipe activities

1990 Start of expansion in Eastern Europe through market entry in Hungary

1994 Sale of the ÖAG Group

1995 Acquisition of the Sturm Group in France

1996 Acquisition of Terca, the leading facing brick producer in Benelux, majority investment in Semmelrock (pavers) in Austria

1997 Introduction of Wienerberger Value Management and focus on core business, sale of the Business Park Vienna real estate project and Treibacher Abrasives

1999 Advance to Global Player through the acquisition of General Shale in the USA, purchase of ZZ Wancor in Switzerland, and acquisition of Mabo in Scandinavia by Pipelife



1996 Facing bricks (Terca)
1,094.5
880.8
934.2
851.1
766.9
765.1
672.7
1990 Expansion Eastern Europe
1986 Internationalitation
340.5
Group revenues in € mill.
236.9*
154.6*
179.8*
1989 Pipelife

* 1986 to 1988 non-consolidated revenues of Wienerberger AG



2,477.3
2007 Arriscraft (CAN) Baggeridge (UK)
2003 Roofing Systems
2,225.0
1999 Market entry USA
1,954.6
2000 Pure Player
1,826.9
2005 Debut bond
1,670.3
1,758.8
1,653.7
1,544.9
1,337.5
2001 Restructuring systems
1,143.3
1,113.7
1997 Focus on core business

2000 Transformation to pure player in building materials through sale of Treibacher Industries and Wipark garage business, acquisition of Cherokee Sanford in the USA

2001 New Managing Board under Wolfgang Reithofer, acquisition of Optiroc brick division in Northern Europe, implementation of a Group-wide restructuring program with focus on Germany

2002 Acquisition of Hanson PLC brick activities in Continental Europe

2003 Development of a second core business roofing systems through acquisition of a 50% stake in Koramic Roofing and advance to Number 2 in clay roof tiles in Europe, sale of Steinzeug clay pipe activities

2004 Transformation to a pure free float company, full acquisition of Koramic Roofing and the brickbusiness in Great Britain

2005 € 400 million debut bond issued

2006 Acquisition of Robinson Brick in the western region of the USA and announcement of a recommended cash offer to acquire Baggeridge Brick in Great Britain

2007 Market entry in Canada with the acquisition of Arriscraft and expansion of the market position in UK through acquisition of Baggeridge Issue of hybrid bond (volume of € 500 million) and capital increase (net proceeds of € 424 million) to accelerate growth program

The Economy

Sound development of global economy despite fears of recession in the USA

The global economy was characterized by robust development throughout the first half of 2007, but lost momentum during the second six months because of the turbulence on financial markets in the USA and the euro zone. Economic growth in the USA was slowed by the subprime crisis and, at 2.1% for 2007, failed to match the EU-27 (2.9%) for the first time in 15 years. China generated a strong real GDP increase of 11.2% as a result of rising exports and capital investment, and is playing an increasingly important role as a driver for the worldwide economy. Japan also reported favorable results with GDP growth of 1.9% for the year.

Growth in Eastern Europe again clearly outpaces Western Europe

The European economy recovered from a phase of weakness and outpaced the USA with an increase of 2.9%. This growth was supported above all by Finland (+4.3%), Greece (+4.1%), Spain (+3.8%), Austria (+3.4%), Sweden (+3.4%), Great Britain (+3.1%) and Norway (+2.9%). In contrast, Belgium (+2.7%), the Netherlands (+2.7%), Germany (+2.5%), Denmark (+1.9%), France (+1.9%) and Italy (+1.9%) remained below the EU-27 average. The CEE countries again recorded dynamic growth that clearly exceeded Western Europe. As in the previous year, economic development was driven by rising domestic demand and sound performance in the export sector. The strong upturn continued above all in Romania and Bulgaria, supported by a faster rise in real wages, increased lending and high foreign direct investment. GDP growth was particularly robust in the Baltic States as well as in Slovakia (+8.7%), Poland (+6.5%), Slovenia (+6.0%) and the Czech Republic (+5.8%). Hungary realized a relatively modest increase of only 2.0% due to the current high budget deficit. [Source: GDP forecast (autumn 2007): European Commission, WIFO]

Strong new residential construction in the west; further potential in the east

The European construction industry reported sound development in 2007, with a high pace of activity above all in Eastern Europe. Housing starts averaged 5.62 per thousand residents in Western Europe and were particularly strong in France (6.74), Austria (5.65) and Belgium (5.00). However, construction in the Netherlands (4.88) [1], Great Britain (3.55) and Germany (2.42) [1] fell below the West European average. New residential construction in Germany again failed to meet expectations and had a negative effect on the European average. In contrast, Spain with 15.14 and Ireland with 11.98 housing starts per thousand residents still show extremely high values in spite of a decline during the year. The significance of new residential construction is growing in Eastern Europe, but the countries in this region have still not reached West European levels. Sound development was reported by Poland (4.71), the Czech Republic (4.02) and Slovakia (3.24) in 2007. For the future Wienerberger sees substantial opportunities and pent-up demand in Romania (1.15), Bulgaria (1.25) and, due to the size of the market, also in Russia (3.41) [2] and Ukraine (1.99).

Housing Starts 2007 per 1,000 Residents *Source: Euroconstruct November 2007; U.S. Census Bureau*



6.74
5.65
5.00
4.88
4.71
4.02
3.98
3.55
3.41
3.24
2.42
1.99
1.25
1.15
Ø Western Europe 5.62
Ø CEE 3.47
8
6
4
2
0
F
A
B
NL 1)
PL
CZ
HR
GB
RUS 2)
SK
D 1)
UA
BG
RO

1) Housing completions 2) Building permits

Stability in European construction sector

Demand in the European construction industry began to slow towards the end of 2007 as a result of the international financial crisis and rising interest rates. In spite of this shift, the Construction Confidence Index (CCI), an indicator of expected developments in the industry, again reported a slight positive outlook, above all for Germany, after a significant correction at the start of the year. The construction industry in France remains at a high level. A slight upward trend was noted in Great Britain at the beginning of 2007, but pressure increased towards the end of the year. In Eastern Europe the high pent-up demand from the 1980s and 1990s continues to provide substantial impulses for new residential construction.

European Construction Confidence Indexes *Source: Construction Confidence Index, Datastream*


40
20
0
-20
-40
-60
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
EU
Germany
France
Great Britain

Continuing decline in US housing starts and increasing fear of recession

In the USA many homeowners were unable to meet the payments on their mortgages, which in some cases had also been contracted to finance other purchases. The resulting auctions of foreclosed properties were unable to cover the outstanding receivables, and led to valuation adjustments by the lending banks. This growing financial crisis also increased the supply of available housing and triggered a drop in market prices. Housing starts totaled only 1.36 million units in 2007 (or 4.49 per 1,000 residents), which reflects a further decline of 25% from the weak 2006 level. According to experts, reliable forecasts for the development of new residential construction in 2008 will not be possible before the second half of the year. The latest series of steps taken by the US Federal Reserve – most recently with a major reduction of 125 basis points in the key interest rate to 3.0% at the end of January 2008 – should provide urgently needed impulses for new residential construction. The US market is characterized by stronger population growth and a higher level of renovation than Europe, which leads Wienerberger to expect new residential construction of roughly 2 million units per year over the long-term.

US Housing Starts in 1,000 per Month *Source: U.S. Census Bureau*


2,500
2,000
1,500
1,000
500
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

Highlights 2007

January 10 ***Wienerberger sells stove tile business to German HAGOS***
Wienerberger increases its focus on the core business of bricks and roof tiles with the sale of stove tile activities.

January 12 ***Wienerberger acquires 100% of the shares in Modern Concrete LLC***
Through its US subsidiary General Shale, Wienerberger acquires 100% of the shares in Modern Concrete LLC, a building materials retailer headquartered in Louisville, Kentucky. This takeover will strengthen direct sales and expand the Group's market position in the USA.

January 26 ***Successful placement of Wienerberger hybrid bond***
Wienerberger AG issues its first hybrid bond, which has a volume of € 500 million and an interest rate of 6.5% for the first ten years. The issue is oversubscribed 11-times.

March 27 ***2006 – A year of growth for Wienerberger***
Wienerberger meets its ambitious goals for 2006 in full. Group revenues rise by 14% to € 2,225.0 million and operating EBITDA by 10% to € 471.9 million.

April 2 ***Pipelife acquires Quality Plastics in Ireland***
With the acquisition of Quality Plastics, a leading producer of pipes and pipe systems that is specialized in hot and cold installations, Pipelife enlarges its product portfolio in this rapidly growing market and expands its geographical presence.

May 4 ***Wienerberger accelerates growth program in Central-East Europe***
The concentration of production in Poland and the Czech Republic on modern, high thermal insulating products will allow Wienerberger to meet the growing demand for high quality brick products in Central-East Europe.

May 8 ***Wienerberger reports outstanding results for the first quarter of 2007***
A favorable operating environment for the construction industry in Europe and mild weather provide support growth of 32% in Group revenues to € 507.3 million and 51% in EBITDA to € 83.9 million.

May 10 ***Green light for Baggeridge takeover from UK Competition Commission***
"The acquisition of Baggeridge ideally complements our existing business operations in the UK and Ireland", said Wolfgang Reithofer, CEO of Wienerberger AG, in commenting on the final findings.

Green light for Baggeridge takeover from UK Competition Commission

"The acquisition of Baggeridge ideally complements the existing business operations in the UK and Ireland", said Wolfgang Reithofer, CEO of Wienerberger AG, in commenting on

May 29 ***Wienerberger signs agreement to acquire the facade specialist Arriscraft***
Wienerberger AG signs an agreement with the Arriscraft International Income Fund, Canada's leading producer of manufactured stone, to purchase the operating companies owned by this fund through its US subsidiary General Shale.

Wienerberger ondertekent koopovereenkomst van Korevaar

Met de overname van Korevaar zet Wienerberger haar groeistrategie in de toenemende markt van straatbaksteen

June 18 ***Wienerberger signs agreement to purchase Korevaar***
With the acquisition of Korevaar, Wienerberger continues to pursue its expansion strategy on the growing clay paver market in the Netherlands.

July 18 ***Wienerberger receives approval for acquisition of Arriscraft in Canada***
Wienerberger AG announces that approval has been granted for the purchase of 100% of the operating companies owned by the Arriscraft International Income Fund.

July 30 ***Wienerberger announces excellent preliminary results for the first half of 2007***
Group revenues for the first six months rise by 21% to € 1,227.3 million, EBITDA by 30% to € 256.6 million and EBIT by 43% to € 166.6 million.

August 17 ***Wienerberger completes acquisition of Baggeridge***
The Managing Board of Wienerberger AG announces the upcoming conclusion of the acquisition of Baggeridge Brick PLC and the purchase of 100% of the company's shares. The purchase price totals roughly GBP 100 million.

Wienerberger announces excellent results for the first six months of 2007

After a successful start during the first quarter of 2007, Wienerberger continued ... the first six months to € 1,227.3 million, EBITDA by 30% to € 256.6 million

August 21 ***Wienerberger announces excellent results for the first six months of 2007***
After a successful start during the first quarter of 2007, Wienerberger continues its profitable growth course during the second quarter and generates outstanding results. Group revenues rose by 21% during the first six months to € 1,227.3 million, EBITDA by 30% to € 256.6 million.

September 24 ***Wienerberger starts capital increase***
Wienerberger AG starts a capital increase of up to 9,779,893 new shares – or 13.2% of issued capital – with a subscription rate of 15:2. Morgan Stanley and UniCredit are commissioned to execute the transaction.

September 27 ***Wienerberger annual report again receives numerous Austrian and international awards***
The Wienerberger Annual Report 2006 receives two Grand Awards at the Annual Report Competition as well as a Platinum Award from the League of American Communication Professionals for the cover picture and a World Class award at the "Annual Reports on Annual Reports". The Austrian business magazine "trend" ranks Wienerberger as the best annual report in Austria for 2006.

October 9 *Wienerberger successfully places capital increase*

Wienerberger AG successfully places the offered volume of 9,779,893 new shares. The net proceeds of roughly € 424 million will be used to support the Group's growth strategy, which is focused on profitability and the creation of value.

October 11 *Wienerberger subsidiary Semmelrock pursues expansion in Eastern Europe*

With six projects and a total investment of more than € 45 million, the company plans to expand its current presence and also develop new markets. These projects will allow Semmelrock to increase its capacity and strengthen its market positions in Eastern Europe.


Wienerberger optimaliseert productie in België

Wienerberger bespoedigt de expansie in België door verdere investeringen in de productie van binnenmuurstenen. In het kader van dit programma is de uitbreiding

grens, en Egem, nabij Gent, alsook van de verouderde productiesite

October 12 *Wienerberger optimizes production in Belgium*

Wienerberger continues its expansion in Belgium with further investments in the production of hollow bricks. This program includes the enlargement of the plants in Zonnebeke, close to the French border, and Egem, near Ghent, as well as the restructuring of the outdated facility at Rumst, in the traditional brick producing region between Antwerp and Brussels.


विएनेर्बेर्गर का भारत में पहला कदम

विएनेर्बेर्गर अपनी अंतर्राष्ट्रीय विकास कार्यनीति से भारत में प्रवेश कायम रखा हैं।

कर्नाटक की राजधानी, बेंगलुरु के पश्चिमोत्तर दिशा में निर्माण की जा रही, ईंट सयत्र के द्वारा विएनेर्बेर्गर ने एशिया

November 8 *Wienerberger takes first steps in India*

Wienerberger sets a further milestone in its international growth strategy through market entry in India. The start of construction on a hollow brick plant northwest of Bangalore, the capital of the South Indian province of Karnataka, represents a key strategic expansion step for Wienerberger in Asia.

November 14 *Wienerberger records high earnings growth for the first nine months*

The high pace of construction activity in large parts of Europe, above all Central-East Europe, as well as favorable weather at the start of the year serve as the main drivers for this development. Group revenues for the first nine months rise by 14% to € 1,889.3 million and EBITDA by 21% to € 424.1 million.

November 23 *Wienerberger acquires Salzburger Ziegelwerk*

Wienerberger acquires Salzburger Ziegelwerk GmbH & Co as of Dec. 1, 2007. This company operates a hollow brick plant in Oberndorf, which has an annual production capacity of 60 million NF.


Wienerberger rafforza la sua presenza in Italia

Wienerberger rafforza la sua presenza in Italia

Lo stabilimento di Gattinara (Vc) si trova a 80 km ad ovest di Milano e dispone

di circa 140 mio. NF. Ril Laterizi srl di Gattinara in provincia di Vercelli

December 6 *Wienerberger expands brick activities in Italy*

Wienerberger increases its activities in Italy with the purchase of RIL Laterizi Srl, a hollow brick company in Piemont, and thereby strengthens its market position in the northern region of this country. The brick plant is located in Gattinara, 80 km west of Milan, and has a production capacity of 140 million NF.

December 13 *Wienerberger acquires Bockhorner Klinker GmbH in Germany*

Wienerberger further expands its positions on the facing brick and clay paver markets in Northern Germany with the acquisition of Bockhorner Klinker GmbH. This transaction includes the Bockhorner sales company as well as production facilities in Bockhorn, Borgstede, Bramloge and Hagen (Lower Saxony). Two plants in Jemgum und Hambergen are leased.

December 14 *Wienerberger donates € 80,000*

Wienerberger invites clients and business partners as well as high-ranking representatives of politics, business and industry to its traditional Christmas cocktail. With this year's donation, Wienerberger support the construction of the SOS-family center in Mostar, Bosnia-Herzegovina.


Wienerberger va construire une nouvelle usine de briques de structure en France

December 18 *Wienerberger builds further hollow brick plant in France*

With the construction of a plant in Hulluch, roughly 26 km from Lille, Wienerberger is strengthening its activities in the growing hollow brick segment and continuing its expansion in France. With an investment volume of approx. € 22 million and production capacity of 80 million NF, Hulluch is the first hollow brick plant in the northern region of the country.

The Wienerberger Share and Shareholders

In spite of headwinds, ATX closes slightly above prior year at 4,512.98 points

A favorable business climate supported strong development on most of the major international stock exchanges during the first half of 2007. Corporations reported sound earnings, and the strength of the global economy was underscored by robust indicators. In contrast, the second half-year was characterized by strong turbulence and market declines in the wake of the subprime crisis in the USA. After a roller coaster performance the English FTSE 100 Index closed the year with +4%, while the DAX recorded strong growth of +22%. The leading ATX index of the Vienna Stock Exchange outperformed most of the European indexes during the first six months – above all due to the prevailing M&A fantasy – and climbed to a historical all-time high of 5,010.93 points at the beginning of July. The ATX was hit by a significant correction in August as a result of the subprime crisis, but recovered briefly in early November. This short upturn was followed by a downward slide to an annual low of 4,088.79 points during the fourth quarter. The final 2007 level of 4,512.98 exceeded the prior year by only a slight +1%.

US subprime crisis pressures international financial markets

Substantial gains were recorded by the key US stock indexes at the start of 2007, but were followed by a massive drop in share prices on all American markets during the second half-year. This trend reversal was a direct consequence of the financial crisis that was triggered by the sharp contractions in the real estate sector. Hesitancy on the part of market participants and uncertainty over the actual impact of the subprime crisis on the real estate sector led to heavy losses for the US stock indexes. The Dow Jones Industrial closed at 13,265 points for an annual performance of +6%. The American S&P 500 ended the year with a modest plus of 4%. The Dow Jones Euro Stoxx Construction & Materials closed with a negative performance of -4% and the Bloomberg 500 Building Index with a minus of 7%, after the entire sector had come under massive pressure due to the slump in US new residential construction.

Strong share performance in first six months and correction during second half-year

The Wienerberger share moved from one high to the next at the beginning of 2007 as a result of the favorable operating environment for the European construction industry, above all in Eastern Europe, and reached an all-time high of € 58.06 in June. However, massive losses followed beginning in mid-July with a correction to an annual low of € 32.84 in November. This decline in the price of the Wienerberger share was caused primarily by the subprime crisis in the USA, which placed the entire building materials sector under extreme pressure, as well as by rising oil prices and the dilutive effect of the capital increase. At year-end the share exceeded the € 40-mark for a short period, but closed 2007 at € 37.93 and an annual performance of minus 16%. The Wienerberger share continued this downturn in early 2008 – in spite of reports on excellent results recorded for 2007 – and fell to € 32.10 at the end of February.

Development of the Share Price



60 €
55 €
50 €
45 €
40 €
35 €
30 €
25 €
20 €
– € 350 mill.
– € 300 mill.
– € 250 mill.
– € 200 mill.
– € 150 mill.
– € 100 mill.
– € 50 mill.
– € 0 mill.
J07
F07
M07
A07
M07
J07
J07
A07
S07
O07
N07
D07
J08
F08

Wienerberger AG

Stock exchange turnover of the Wienerberger share per week (in € mill. double-count method)

DJ Euro Stoxx TMI Construction & Materials

ATX – Austrian Traded Price Index

Key Data per Share		2005	2006	2007	Chg. in %
Earnings	in €	2.66	2.95	3.46	+17
Adjusted earnings [1]	in €	2.67	3.02	3.46	+15
Dividend	in €	1.18	1.30	1.45	+12
Free cash flow [2]	in €	3.06	3.71	3.89	+5
Equity [3]	in €	20.26	21.71	28.88	+33
Share price high	in €	39.10	45.00	58.06	+29
Share price low	in €	28.12	32.11	32.84	+2
Share price at year-end	in €	33.80	45.00	37.93	-16
P/E ratio high [4]		14.6	14.9	16.8	-
P/E ratio low [4]		10.5	10.6	9.5	-
P/E ratio at year-end [4]		12.7	14.9	11.0	-
Shares outstanding (weighted) [5]	in 1,000	73,196	73,309	75,491	+3
Market capitalization at year-end	in € mill.	2,506.9	3,337.6	3,184.1	-5
Average stock exchange turnover/day	in € mill.	16.3	17.8	30.2	+70

1) Before amortization of goodwill and excluding non-recurring income and expenses; for the year 2007 also see explanation on page 66 paragraph 1
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Equity including minority interest and excluding hybrid bond
4) Based on adjusted earnings per share
5) Adjusted for treasury stock

Liquidity
in € mill.


50
40
30
20
10
0
24.1
29.4
28.2
40.0
26.2
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Ø stock exchange turnover of Wienerberger share/day

Wienerberger share more liquid in 2007 than in prior year

The trading volume of Wienerberger shares grew significantly in 2007. With annual turnover of € 7,452.8 million or an average of 651,157 shares per day (purchases and sales, double-count method), the liquidity of the Wienerberger share was more than one-third higher than in the previous year and rose to ninth place in a ranking of top issues on the Vienna Stock Exchange. Over-the-counter sales for 2007 totaled € 2,323.9 million, compared with € 1,340.8 million in 2006. On the Austrian Futures and Option Exchange (ÖTOB) 25,131 option contracts with a total volume of € 113.8 million were traded for Wienerberger shares.

Dividend policy calls for payout ratio of 45%

Wienerberger follows a constant dividend policy, which calls for a payout ratio of roughly 45% of earnings per share based on the total number of shares outstanding. The Managing Board will therefore recommend that the Annual General Meeting on May 9, 2008 approve the payment of a € 1.45 dividend per share, which represents an increase of 12% and a total distribution of € 120.5 million. This reflects a yield of 3.0% based on the average share price for 2007 and 3.8% at the year-end rate as well as a yield of 4.5% at the end of February 2008. Wienerberger intends to continue this dividend policy in the future, in order to offer shareholders an attractive minimum return on their invested capital.

Capital Increase

Successful placement of € 424 million capital increase

In September and October of the previous year Wienerberger carried out a capital increase with subscription rights at a ratio of 15:2. The goal was to raise funds for the acceleration of the Group's growth course while also maintaining the current investment grade rating. Former shareholders purchased 40% of the 9.8 million new shares through their subscription rights at an issue price of € 45. The remaining 60% of the new shares were placed with a broad base of international and Austrian investors at a price of € 45. The capital increase generated net proceeds of approximately € 424 million, and was managed by Morgan Stanley and UniCredit as the joint global coordinators and joint bookrunners.

Pure free float company with € 3.2 billion capitalization at year-end 2007

Shareholder Structure

Wienerberger AG is listed with 83.9 million shares of zero par value common stock (bearer shares, no preferred or registered shares) in the Prime Market segment of the Vienna Stock Exchange. In the USA the company trades on the OTC market through an ADR Level 1 Program of the Bank of New York. With market capitalization of € 3.2 billion and a weighting of 5% in the ATX at year-end 2007, Wienerberger is one of the largest listed companies in Austria.

Wienerberger is a pure free float company without a core shareholder, and 100% of the shares are held in free float. AIM Trimark, a Canadian investment company, holds over 10% of the outstanding Wienerberger shares. Other large shareholders with blocks of more than 5% are Capital Research and Management Company and Dodge & Cox. There are no other current reports of shareholdings that exceed 5%.

Shareholder Structure by Country


9
8
7
6
5
4
1
2
3

1 USA 32%
2 Canada 13%
3 UK & Ireland 17%
4 Austria 17%
5 Germany 7%
6 North Europe 4%
7 France 3%
8 Switzerland 2%
9 Other 5%

Wienerberger has a widely diversified shareholder structure, which is typical for an international publicly traded company. The majority of professional investors come from Anglo-Saxon countries, North America (45%) as well as Great Britain and Ireland (17%). The share of private investors totals only 10%, whereby 90% of these shareholders are institutional investors. Value-oriented investors gained a large stake with 35% followed by growth-oriented and GARPinvestors respectively (see the graph on the left).

Investor Relations

Professional investor relations have had a high priority at Wienerberger for many years. This function reports directly to the Chief Executive Officer, but its work is also integrated closely with the Chief Financial Officer. The goal of our investor relations activities is to provide a true and fair view of the company, and thereby facilitate a correct valuation of the Wienerberger share.

Shareholder Structure by Investor Type


6
5
4
3
1
2

1 Value 35%
2 Growth 30%
3 GARP 14%
4 Retail 10%
5 Index 7%
6 Other 4%

Wienerberger also held numerous road shows and participated in investor conferences throughout Europe and the USA during 2007. The Managing Board and the investor relations team met hundreds of investors personally, and discussed the company as well as its development and strategy in conference calls and video meetings. The Wienerberger website represents an important communications medium, and provides a wide range of information on the company as well as download versions of annual and interim reports, a financial calendar, current presentations, live webcasts of the annual general meeting and press conferences, recordings of conference calls, analysts' earnings estimates and current reports, and a specially designed online annual report (annualreport.wienerberger.com).

Our efforts to continually improve investor relations were also recognized by the financial community in 2007, with Wienerberger winning several prizes. At the ARC (Annual Report Competition) in New York, Wienerberger was honored for the third time from over 1,900 reports submitted from 26 countries, receiving Grand Awards in the categories for interior design and best of Austria. In our first submission for the Vision Awards, which are presented by the League of American Communication Professionals, our 2006 annual report received platinum in the category of most creative from over 2,500 annual reports, and also ranked fourth in the worldwide TOP 100 Annual Reports. The Wienerberger Annual Report 2006 also received an excellent rating in the Annual Report on Annual Reports. In 2007 Wienerberger was one of only two annual reports in the world to receive a five-star mark and repeat its prior year world class rating. Our Annual Report 2006 was also recognized at the Austrian Annual Report Awards for publicly traded companies, where we won first prize as the best annual report in Austria for the fourth year in succession. In the stock exchange awards presented by the business journal "Gewinn" together with the Austrian association of financial analysts and the Vienna Stock Exchange, Wienerberger was recognized for the best investor relations in Austria and also received the corporate governance prize.

Annual report 2006 receives national and international awards

The coverage of our company by a large number of well-known Austrian and international investment banks maintains the ***visibility*** of the Wienerberger share in the financial community. During the past year, Berenberg Bank (Frankfurt), Morgan Stanley (London) and Sal. Oppenheim (Vienna) started coverage of Wienerberger. As of March 2008 Wienerberger was covered by 15 analysts, and the following brokers publish regular reports on Wienerberger and its stock (in alphabetical order): ABN Amro (London), Berenberg Bank (Frankfurt), Citigroup (London), Credit Suisse (London), Davy Securities (Dublin), Deutsche Bank (London), Erste Bank (Vienna), Goldman Sachs (London), Merrill Lynch (London), MF Global (London), Morgan Stanley (London), RCB (Vienna), Sal. Oppenheim (Vienna), UniCredit (Vienna) and UBS (London).

Coverage also expanded in 2007

Information on the Wienerberger Share

Investor Relations Officer:	Barbara Braunöck
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Website:	www.wienerberger.com
Online Annual Report:	annualreport.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Financial Review

Earnings

Revenues by Region



7
6
5
4
1
2
3

1 Eastern Europe 31%
2 Benelux 20%
3 Germany 11%
4 France 7%
5 Austria 3%
6 Other Europe 15%
7 North America 13%

2007 was an extremely successful year for Wienerberger. At mid-year we raised our earnings targets to reflect the outstanding development of business in Central-East Europe. In the end we even exceeded these targets with a 17% increase in EBITDA to € 551.2 million, although the decline in new residential construction on the US and German markets was much stronger than expected.

Group revenues increased 11% to € 2,477.3 million, whereby € 143.7 million was generated by the initial consolidation of Baggeridge Brick PLC in Great Britain, the acquisition of Arriscraft in Canada, the integration of Korevaar in the Netherlands and Briqueterie Bar Frères in France and the takeover of RIL Laterizi S.p.a. in Italy. After an adjustment for these acquisitions and foreign exchange effects, organic growth totaled 5%. It was driven primarily by higher sales volumes in North-West Europe as well as price adjustments in Central-East Europe. The 11% growth in revenues resulted from a plus of 2% in sales volumes and 9% of price increases. Central-East Europe profited from dynamic market development in Poland, while the high level of new residential construction and renovation in North-West Europe led to an increase in sales volumes of hollow bricks, facing bricks and roof tiles. Sales volumes in Central-West Europe declined across all three product groups, in particular due to the disappointing development of single and two-family housing in Germany. The sharp downturn in US new residential construction also continued during 2007. Revenues in the North America segment declined by 5%, despite the initial consolidation of Arriscraft and intensified by the weak dollar. Positive foreign exchange effects from the Polish zloty, Slovakian krone and Hungarian forint were able to partly offset the negative effects from the weaker US dollar at the Group level.

Revenues by Segment



5
4
3
1
2

1 Central-East Europe 34%
2 Central-West Europe 18%
3 North-West Europe 37%
4 North America 13%
5 Investments and Other -2%

A high pace of construction activity in the region served as the driver for strong revenue growth in Central-East Europe. In addition, the Semmelrock Group (concrete pavers) and Bramac (concrete roof tile joint venture) contributed to this positive development with a double-digit increase in sales volumes.

The Central-West Europe segment recorded a year-on-year decrease in revenues for 2007, after the market environment in Germany proved to be more difficult than expected. Slightly weaker residential construction in Switzerland and Italy led to a moderate sales volume decline in these countries. The positive development of revenues in North-West Europe was supported by sound demand in France, Belgium and the Netherlands, and in part from an acquisition-related increase in sales volumes in Great Britain.

In North America the stronger-than-expected downturn in residential construction was reflected in lower sales volumes. This development was only offset in part by consolidation effects from Robinson Brick and Arriscraft, the Canadian manufactured stone producer that was acquired in June 2007. Revenues in the North America segment declined 5% below the 2006 level.

Annual report 2006 receives national and international awards

Our efforts to continually improve investor relations were also recognized by the financial community in 2007, with Wienerberger winning several prizes. At the ARC (Annual Report Competition) in New York, Wienerberger was honored for the third time from over 1,900 reports submitted from 26 countries, receiving Grand Awards in the categories for interior design and best of Austria. In our first submission for the Vision Awards, which are presented by the League of American Communication Professionals, our 2006 annual report received platinum in the category of most creative from over 2,500 annual reports, and also ranked fourth in the worldwide TOP 100 Annual Reports. The Wienerberger Annual Report 2006 also received an excellent rating in the Annual Report on Annual Reports. In 2007 Wienerberger was one of only two annual reports in the world to receive a five-star mark and repeat its prior year world class rating. Our Annual Report 2006 was also recognized at the Austrian Annual Report Awards for publicly traded companies, where we won first prize as the best annual report in Austria for the fourth year in succession. In the stock exchange awards presented by the business journal "Gewinn" together with the Austrian association of financial analysts and the Vienna Stock Exchange, Wienerberger was recognized for the best investor relations in Austria and also received the corporate governance prize.

Coverage also expanded in 2007

The coverage of our company by a large number of well-known Austrian and international investment banks maintains the ***visibility*** of the Wienerberger share in the financial community. During the past year, Berenberg Bank (Frankfurt), Morgan Stanley (London) and Sal. Oppenheim (Vienna) started coverage of Wienerberger. As of March 2008 Wienerberger was covered by 15 analysts, and the following brokers publish regular reports on Wienerberger and its stock (in alphabetical order): ABN Amro (London), Berenberg Bank (Frankfurt), Citigroup (London), Credit Suisse (London), Davy Securities (Dublin), Deutsche Bank (London), Erste Bank (Vienna), Goldman Sachs (London), Merrill Lynch (London), MF Global (London), Morgan Stanley (London), RCB (Vienna), Sal. Oppenheim (Vienna), UniCredit (Vienna) and UBS (London).

Information on the Wienerberger Share

Investor Relations Officer:	Barbara Braunöck
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Website:	www.wienerberger.com
Online Annual Report:	annualreport.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Financial Review

Earnings

Revenues by Region



1
2
3
4
5
6
7

1 Eastern Europe 31%
2 Benelux 20%
3 Germany 11%
4 France 7%
5 Austria 3%
6 Other Europe 15%
7 North America 13%

2007 was an extremely successful year for Wienerberger. At mid-year we raised our earnings targets to reflect the outstanding development of business in Central-East Europe. In the end we even exceeded these targets with a 17% increase in EBITDA to € 551.2 million, although the decline in new residential construction on the US and German markets was much stronger than expected.

Group revenues increased 11% to € 2,477.3 million, whereby € 143.7 million was generated by the initial consolidation of Baggeridge Brick PLC in Great Britain, the acquisition of Arriscraft in Canada, the integration of Korevaar in the Netherlands and Briqueterie Bar Frères in France and the takeover of RIL Laterizi S.p.a. in Italy. After an adjustment for these acquisitions and foreign exchange effects, organic growth totaled 5%. It was driven primarily by higher sales volumes in North-West Europe as well as price adjustments in Central-East Europe. The 11% growth in revenues resulted from a plus of 2% in sales volumes and 9% of price increases. Central-East Europe profited from dynamic market development in Poland, while the high level of new residential construction and renovation in North-West Europe led to an increase in sales volumes of hollow bricks, facing bricks and roof tiles. Sales volumes in Central-West Europe declined across all three product groups, in particular due to the disappointing development of single and two-family housing in Germany. The sharp downturn in US new residential construction also continued during 2007. Revenues in the North America segment declined by 5%, despite the initial consolidation of Arriscraft and intensified by the weak dollar. Positive foreign exchange effects from the Polish zloty, Slovakian krone and Hungarian forint were able to partly offset the negative effects from the weaker US dollar at the Group level.

Revenues by Segment



1
2
3
4
5

1 Central-East Europe 34%
2 Central-West Europe 18%
3 North-West Europe 37%
4 North America 13%
5 Investments and Other -2%

A high pace of construction activity in the region served as the driver for strong revenue growth in Central-East Europe. In addition, the Semmelrock Group (concrete pavers) and Bramac (concrete roof tile joint venture) contributed to this positive development with a double-digit increase in sales volumes.

The Central-West Europe segment recorded a year-on-year decrease in revenues for 2007, after the market environment in Germany proved to be more difficult than expected. Slightly weaker residential construction in Switzerland and Italy led to a moderate sales volume decline in these countries. The positive development of revenues in North-West Europe was supported by sound demand in France, Belgium and the Netherlands, and in part from an acquisition-related increase in sales volumes in Great Britain.

In North America the stronger-than-expected downturn in residential construction was reflected in lower sales volumes. This development was only offset in part by consolidation effects from Robinson Brick and Arriscraft, the Canadian manufactured stone producer that was acquired in June 2007. Revenues in the North America segment declined 5% below the 2006 level.

The past year was characterized by strong earnings growth, whereby the unusually high increase from the first six months normalized as expected in the second half of 2007. Group EBITDA rose by 17% to € 551.2 million and the EBITDA margin improved from 21.2% to 22.3%. Energy costs rose by a total of € 38.3 million to € 354.3 million for the reporting year, and equaled 14.3% of revenues for 2007, compared with 14.2% in the previous year. Approximately 8% of this total resulted from higher production volumes and – as the result of long-term supply contracts and hedges – only 4% represented price increases.

EBITDA margin improved from 21.2% to 22.3%

In Central-East Europe EBITDA rose by 76% to € 282.8 million, whereby this outstanding growth was driven by strong construction activity throughout the region. Wienerberger was able to increase sales volumes and implement price adjustments in this dynamic market environment. Higher earnings were recorded above all in Poland, the Czech Republic, Slovakia, Hungary, Romania and Austria and at Bramac and Semmelrock. In Central-West Europe EBITDA fell 20% to € 76.5 million, primarily due to weakness on the new residential construction market in Germany. Exports improved the utilization of capacity, but the related freight charges had a negative effect on earnings. EBITDA in North-West Europe rose compared to 2006 by 5% to € 183.7 million, above all due to consolidation effects from the acquisition of Baggeridge in Great Britain and Korevaar in the Netherlands.

Significant earnings increase in Central-East Europe, decline in Central-West Europe

In the North America segment, a sharp drop in the demand for bricks on the US market reduced the utilization of capacity and led to a decline in earnings. Closing and restructuring costs for the optimization of capacity as well as the weaker dollar also had a negative impact on earnings. EBITDA fell 44% to € 35.3 million. Holding company costs, which are included in the Investments and Other segment, increased during the reporting year as a result of the Group's expansion.

North America earnings negatively affected by lower capacity utilization in USA

High organic earnings growth

Earnings Development	2006	Disposals	Purchases [2]	F/X [3]	Organic	2007
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Revenues	2,225.0	0.0	143.7	-5.5	114.1	2,477.3
Operating EBITDA [1]	471.9	0.0	8.1	6.7	64.5	551.2
Operating EBIT [1]	299.6	0.0	2.2	6.9	44.4	353.1
Non-recurring items	-2.1	0.0	0.0	0.0	2.1	0.0
Financial results [4]	-20.2	0.0	-4.0	0.2	29.3	5.3
Profit before tax	277.3	0.0	-2.0	7.0	76.1	358.4
Profit after tax	218.3	0.0	-1.4	5.5	73.4	295.8

1) Adjusted for non-recurring income and expenses; for the year 2007 also see explanation on page 66 paragraph 1
2) Effects of companies acquired or sold (changes in the consolidation range)
3) Foreign exchange differences
4) Including income from investments in associates

+€ 64.5 million EBITDA from organic growth

Organic growth of € 64.5 million represented the major component of the EBITDA increase, with only € 8.1 million resulting from changes in the consolidation range. The improvement was also supported by € 6.7 million of positive foreign exchange effects, above all from East European currencies. Wienerberger was able to increase EBITDA in spite of shutdown and restructuring costs incurred in the USA (closing of two plants and a number of production lines), and North-West Europe (restructuring measures in Great Britain, Belgium and France). These measures resulted in non-recurring costs of € 10.0 million (thereof extraordinary depreciation charges of € 4.4 mill.), which were recorded under other expenses. The non-recurring costs were contrasted by non-recurring income of roughly the same amount from the sale of securities, and therefore have no effect on operating earnings. For this reason, non-recurring income and expenses are not shown separately in 2007.

EBITDA +17% to € 551.2 million

Operating EBITDA [1]	**2006** [3]	**2007**	**Change**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	160.5	282.8	+76
Central-West Europe	96.1	76.5	-20
North-West Europe	175.3	183.7	+5
North America	63.4	35.3	-44
Investments and Other [2]	-23.4	-27.1	-16
Wienerberger Group	**471.9**	**551.2**	**+17**

1) Adjusted for non-recurring income and expenses; for the year 2007 also see explanations on this page, paragraph 1
2) Including holding company costs
3) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.

High depreciation ratio of 8.0% reflects the strong pace of investment activity by Wienerberger

Depreciation equaled 8.0% of revenues for 2007, which is slightly more than the prior year level of 7.7%. This value, which is relatively high in international comparison, resulted from write-downs to plant and equipment in connection with restructuring measures as well as the strong pace of investment activity in recent years. It is also an indicator of the capital intensive nature of our business and the technical potential of the Wienerberger Group. Despite the high level of capital expenditure in recent years and the resulting depreciation, operating profit rose by 18% to € 353.1 million. The average number of employees increased 8% to 14,785 as a result of acquisitions and new plant construction.

Significant increase in EBITDA margin from 21.2 to 22.3%

Profitability Ratios	**2006**	**2007**
	in %	*in %*
Gross profit on revenues	36.9	39.0
Administrative expenses to revenues	5.8	6.0
Selling expenses to revenues	18.4	18.4
Operating EBITDA margin	21.2	22.3
Operating EBIT margin	13.5	14.3

Income Statement	2006	2007	Change
	in € mill.	in € mill.	in %
Revenues	2,225.0	2,477.3	+11
Cost of goods sold	-1,403.7	-1,511.0	-8
Selling and administrative expenses [1]	-539.2	-604.2	-12
Other operating expenses	-33.3	-49.8	-50
Other operating income	54.3	40.8	-25
Amortization of goodwill	-3.5	0.0	-
Operating EBIT	**299.6**	**353.1**	**+18**
Non-recurring results	-2.1	0.0	-
Operating profit (EBIT)	**297.5**	**353.1**	**+19**
Financial results [2]	-20.2	5.3	>100
Profit before tax	**277.3**	**358.4**	**+29**
Taxes	-59.0	-62.5	-6
Profit after tax	**218.3**	**295.8**	**+36**

1) Including freight costs
2) Including income from investments in associates

The significant improvement in financial results from € -20.2 to 5.3 million resulted above all from foreign exchange gains and interest rate hedges as well as a book gain of € 10.1 million on the sale of securities. Higher income from the investments in the Pipelife Group and Tondach Gleinstätten also made a positive contribution to financial results. Furthermore, the coupon payments on the hybrid bond are not included under financial results but are deducted from profit after tax in accordance with IFRS. The interest cover (ratio of EBIT to interest result) rose substantially from 6.2 in 2006 to 8.2 for the reporting year.

Earnings per Share
in €



2.66
2.67
2.95
3.02
3.46
3.46
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2005
2006
2007
IFRS
Adjusted

Profit after tax rose by 36% to € 295.8 million. This development was supported by the strong increase in operating earnings as well as the improvement in financial results and a lower tax rate. The decrease in the Group tax rate (17.4% compared with 21.3% in 2006) resulted from a higher share of earnings generated in Eastern European countries with lower taxes and the tax deductibility of the coupon on the hybrid capital.

Earnings per share are calculated after the deduction of minority interest and the required € 29.1 million coupon payment on the hybrid bond. Based on the weighted number of shares outstanding in 2007, or 75.5 million shares (2006: 73.3 mill.), earnings per share equaled € 3.46 (2006: € 2.95). Adjusted earnings per share also equal € 3.46 because the non-recurring expenses for shutdowns and restructuring were offset by a book gain on the sale of securities.

Asset and Financial Position

Acquisitions and inventories raise balance sheet total

The balance sheet total rose by 18% to € 4,329.9 million, mainly as a result of the Group's growth investments, acquisition- and business-related increases in inventories and temporary liquidity reserves. The balance sheet structure of the Wienerberger Group is typical for the industry, and is characterized by a high fixed asset component and long-term financing.

Different reasons for inventory increase from low prior year level

Non-current assets decreased to 67% (2006: 69%) of total assets. Property, plant and equipment exceeded the prior year level by € 233.4 million and comprised 64% of capital employed. Inventories as shown on the balance sheet totaled € 669.8 million (2006: € 509.8 mill.), whereby € 42.0 million were related to acquisitions. Inventories were increased over the low prior year level in all segments during 2007, but for different reasons. In Central-East and North-West Europe we operated our plants at full capacity throughout the winter and built up inventories in order to fully utilize sales potential in these markets. The higher inventories in Central-West Europe and the USA are explained by a difficult fourth quarter as well as production in advance in 2007 in anticipation of scheduled production shutdowns in 2008. The turnover of trade receivables fell from 36 to 31 days at the end of the year, and the average turnover of trade payables decreased from 33 to 27 days. Working capital (inventories + trade receivables – trade payables) rose due to the increase in inventories and equaled 23% (2006: 20%) of capital employed with a turnover of 102 days (2006: 87 days). Liquidity, which is comprised of cash, deposits with banks, securities and other financial assets, grew 48% to € 382.2 million as a result of the capital increase.

Development of Balance Sheet Structure
in € billion


Assets
Non-current assets 67%
Inventories 15%
Other assets 18%
2007
4.33
2006
3.67
69%
14%
17%
Equity and Liabilities
43%
38%
8%
11%
2006
3.67
2007
4.33
Equity and minority interest 62%
Financial liabilities 22%
Provisions 7%
Other liabilities 9%

Capital measures increase equity ratio and support accelerated growth program

Group equity including minority interest rose by 68% to € 2,672.7 million (2006: € 1,591.4 mill.). This growth was based on higher net profit of € 295.8 million, the € 492.9 million hybrid bond issue and a € 424.1 million capital increase by Wienerberger AG. Equity was reduced by the € 94.9 million dividend paid by Wienerberger AG and € 26.3 million of negative foreign exchange differences (after the offset of effects from hedging instruments) as well as cash outflows of € 5.7 million for the share buyback program and changes of € 6.4 million in minority interest. Investments made during the reporting year were financed by current cash flow and the hybrid bond. The funds raised by the capital increase will be used to continue the accelerated growth program. These measures triggered a substantial increase in the equity ratio (including minority interest) from 43% to 62%. As of the balance sheet date, equity covered 92% of non-current assets.

Non-current provisions increased 10% to € 265.9 million, primarily as the result of higher provisions for deferred taxes and guarantees. Current provisions rose by only 2% to € 47.5 million. Non-current and current provisions equaled 7.2% of the balance sheet total. The provisions for deferred taxes rose by 13% to € 125.0 million, primarily as the result of business combinations. The provisions for pensions (€ 56.1 million) were with € 1.1 million slightly higher than in 2006 because of acquisitions, and are of subordinate importance for the long-term financing of the Wienerberger Group. Interest-bearing loans (financial liabilities) decreased € 455.8 to 949.0 million, and include € 935.3 million due to banks and bondholders and derivative financial liabilities, € 12.8 million of leasing liabilities and € 0.8 million of Group liabilities. These liabilities are contrasted by cash, bank deposits and securities of € 382.2 million. Of the € 935.3 million in liabilities due to banks and bondholders, 87% (2006: 57%) are long-term and 13% (2006: 43%) are short-term in nature. Wienerberger significantly increased the long-term component of financial liabilities by repaying short-term liabilities after the completion of the above-mentioned capital transactions in 2007.

Reduction in financial liabilities through equity measures

Calculation of Net Debt	**2006**	**2007**	**Change**
	in € mill.	*in € mill.*	*in %*
Long-term financial liabilities	790.7	812.0	+3
Short-term financial liabilities	595.9	123.4	-79
Financial leases	16.2	12.8	-21
- Intercompany receivables and payables from financing	-9.5	-9.4	-1
- Securities	-40.0	-78.6	+97
- Cash and cash at bank	-193.5	-293.4	+52
Net debt	**1,159.8**	**566.8**	**-51**

Net debt (excluding the hybrid bond, which is classified as equity under IFRS) totaled € 566.8 million as of December 31, 2007 and was 51% lower than the prior year value of € 1,159.8 million. Investments and the dividend payment led to growth of € 645.6 million and € 94.9 million, respectively, in net debt, while changes in working capital, foreign exchange effects and other items were responsible for an increase of € 81.1 million. Net debt was reduced by proceeds of € 917.0 million from the hybrid bond and capital increase, operating cash flow and divestments of € 479.0 million and asset disposals of € 24.9 million. Long-term financing such as equity, minority interest, non-current provisions and long-term liabilities covered 130% of fixed and financial assets at year-end 2007 (2006: 105%). The ratio of net debt to EBITDA equaled 1.0, compared with 2.5 in 2006.

Capital measures reduce net debt

Development of Net Debt

in € mill.



1,159.8
-479.0
+645.6
-24.9
+94.9
-424.1
-492.9
+87.4
566.8
Gearing 73%
Gearing 21%
1,200
1,000
800
600
400
200
0
Net Debt 31.12.2006
Gross cash flow
Total investments
Asset disposal
Corporate dividend
Capital increase
Hybrid bond
Working capital and other
Net Debt 31.12.2007

Balance Sheet Development	**2006**	**Disposals**	**Purchases** [1]	**F/X** [2]	**Organic**	**2007**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Fixed and financial assets	1,712.4	0.0	150.1	-32.9	116.2	1,945.8
Intangible assets	637.3	0.0	157.4	-30.4	-0.1	764.2
Other non-current assets	243.3	0.0	0.0	2.1	5.7	251.1
Inventories	509.8	0.0	42.0	-3.0	121.0	669.8
Other current assets	571.5	0.0	-220.9	28.0	320.4	699.0
Balance sheet total	**3,674.3**	**0.0**	**128.6**	**-36.2**	**563.2**	**4,329.9**
Equity [3]	1,591.4	0.0	0.0	-66.1	1,147.4	2,672.7
Provisions	288.1	0.0	27.3	-5.3	3.3	313.4
Liabilities	1,794.8	0.0	101.3	35.2	-587.5	1,343.8

1) Effects of companies and stakes acquired or sold in 2007
2) Foreign exchange effects
3) Including minority interest

Increase in balance sheet total due to organic growth and acquisitions

The acquisition of Baggeridge (UK), Arriscraft (Canada and USA) and Korevaar (Netherlands) as well as several specialized brick merchants in the Netherlands and RIL in Italy led to an increase of 8% in the balance sheet total. The 11% organic change in the balance sheet total resulted above all from investments in the construction of new plants and the expansion of capacity.

Balance Sheet Ratios		**2006**	**2007**
Capital employed	*in € mill.*	2,598.2	3,060.2
Net debt	*in € mill.*	1,159.8	566.8
Equity ratio	*in %*	43.3	61.7
Gearing	*in %*	72.9	21.2
Asset coverage	*in %*	62.9	91.7
Working capital to revenues	*in %*	23.9	28.0

Treasury

In February 2007 Wienerberger issued a € 500 million subordinated perpetual hybrid bond with a fixed coupon of 6.5%, which was used to finance the growth program for the reporting year. The coupon payment can be suspended if the dividend is not paid. After ten years Wienerberger AG may call the bond or extend the term at a higher variable interest rate. This bond is classified as equity under IFRS, but receives only a 50% equity credit from the rating agencies. Since an investment grade rating is strategically important for Wienerberger, a capital increase was carried out on October 14, 2007 and led to the issue of 9,779,893 new shares. The resulting net proceeds of € 424.1 million (less transaction costs) will be used to finance the Group's future growth program.

Term Structure of Financial Liabilities



3
1
2

1 <1 year 14%
2 1–5 years 84%
3 >5 years 2%

Including the interest rate swaps that were concluded at an attractive level, fixed-interest liabilities equaled 78% and variable interest liabilities 22% of the portfolio as of December 31, 2007. The major component of financing is denominated in the euro. Wienerberger monitors the foreign exchange risk associated with balance sheet items based on the net risk position in its major currencies (USD, CAD, CHF, CZK, GBP, HUF, PLN) and hedges this risk with cross currency swaps based on monthly stress tests. Since the risk position includes equity as well as debt components, an allocation to financial liabilities does not make sense.

Term Structure of Financial Liabilities
in € mill.



600
500
400
300
200
100
0
136.2
25.4
239.5
27.5
519.5
2008
2009
2010
2011
>2012

Treasury Ratios	2006	2007
Net Debt / EBITDA	2.5	1.0
EBITDA / Interest result	9.8	12.8
EBIT / Interest result	6.2	8.2
FFO [1] / Net debt	28%	48%
RCF [2] / Net debt	21%	37%

1) Funds from operations; net debt excluding Group balances from financing, plus obligations from pensions and operating leases
2) Retained cash flow; net debt excluding Group balances from financing, plus obligations from pensions and operating leases

Cash Flow

Higher operating earnings leads to increase in free cash flow

The growth in operating earnings supported a 29% increase in gross cash flow to € 479.0 million. Together with cash outflows generated by the growth-related increase in working capital, cash flow from operating activities reached € 361.5 million (2006: € 351.2 mill.). Cash flow from investing activities totaled € -593.2 million. Free cash flow (cash inflow from operating activities minus cash outflow from investing activities plus growth investments) rose to € 293.8 million (2006: € 272.1 mill.) as a result of the growth in earnings and forms the basis to continue the growth of the Wienerberger Group. Cash flow from financing activities includes € 94.9 million for the dividend of € 1.30 per share that was distributed for the 2006 financial year. The proceeds of € 917.0 million generated by the capital increase and the hybrid bond were used to temporarily reduce debt through the repayment of € 481.7 million in interest-bearing liabilities.

Cash Flow Statement *in € mill.*	2006	2007
Cash flow from operating activities	**351.6**	**361.5**
Maintenance capex (maintenance, rationalization, environment)	-100.2	-120.2
Bolt-on projects (new plant construction, extensions, small acquisitions)	-334.7	-297.0
External growth projects (large acquisitions)	-95.5	-228.4
Divestments and other	20.7	52.4
Cash flow from investing activities	**-509.7**	**-593.2**
Growth investments	430.2	525.4
Free cash flow	**272.1**	**293.8**

Investments

€ 297.0 million invested in bolt-on projects, € 228.4 million in strategic acquisitions

Investments totaled € 645.6 million for the reporting year (2006: € 530.4 mill.). Maintenance, rationalization and environmental investments (maintenance capex) equaled € 120.2 million (2006: € 100.2 mill.) or 61% (2006: 58%) of depreciation for the year. This represents the part of capital expenditure that is required to maintain current production capacity and modify equipment to meet the latest technical standards. A total of € 297.0 million (2006: € 334.7 mill.) was spent on smaller acquisitions as well as the construction of new plants and capacity extensions (bolt-on projects) in existing markets. The bolt-on investments were distributed as follows in 2007: 34% in Central-East Europe, 15% in Central-West Europe, 35% in North-West Europe and 16% in North America. An additional € 228.4 million was invested for the strategic acquisitions of Baggeridge and Arriscraft. Investments in property, plant and equipment are divided among the various asset groups as follows: land and buildings at € 50.2 million, machinery and equipment at € 150.2 million, fixtures, fittings and office equipment € 12.3 million and construction in progress at € 101.5 million.

Total Investments
in € mill.



338.7
530.4
645.6
74%
63%
18%
46%
35%
700
600
500
400
300
200
100
0
2005
2006
2007
External projects
Bolt-on projects
Maintenance capex

Development of Non-current Assets	Intangible	Tangible	Financial	Total
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
31.12.2006	**637.3**	**1,741.2**	**153.0**	**2,531.5**
Capital expenditure [1]	5.3	314.3	10.5	330.1
Changes in the consolidation range	157.4	153.9	-8.7	302.6
Amortization and depreciation	-6.2	-191.9	0.0	-198.1
Disposals	-0.7	-13.5	-4.6	-18.8
Currency translation and other	-28.9	-31.7	29.1	-31.5
31.12.2007	**764.2**	**1,972.3**	**179.3**	**2,915.8**

1) Additions as per schedule of fixed and financial assets

Total investments [1]	2006	2007	Change
	in € mill.	*in € mill.*	*in %*
Central-East Europe	145.0	140.3	-3
Central-West Europe	101.0	61.7	-39
North-West Europe	140.4	291.6	>100
North America	142.0	148.1	+4
Investments and Other	2.0	3.9	+95
Wienerberger Group	**530.4**	**645.6**	**+22**

1) Additions to property, plant and equipment and intangible assets, including working capital and changes in the consolidation range or maintenance capex plus growth investments

Wienerberger Value Management

Growth in the value of our company forms the cornerstone of our corporate strategy. For internal operating management, we therefore calculate a cash-based pre-tax return for all levels of the Group. The key ratios are cash flow return on investment (CFROI = EBITDA / average historical capital employed) and cash value added (CVA). The CFROI model allows us to compare the various segments of the Group, independent of the age structure of their plants. During the reporting year the calculation method for CFROI and ROCE (return on capital employed) was modified: instead of using only the ending balance for historical capital employed, an average of the beginning and ending balances for the reporting year is now used to better match the impact on earnings with the relevant capital employed and minimize the effects of acquisitions completed during the year. The prior year data were adjusted accordingly. For all segments we have established a minimum sustainable CFROI target of 12% (= hurdle rate), after adjustment for non-recurring income and expenses. CVA is calculated based on the CFROI of the individual segments compared to the 12% internal hurdle rate (= 10% pre-tax WACC + 2% economic depreciation), which is then multiplied by average capital employed (CE). CVA shows the absolute operating cash value added by the individual segments.

Increase in company value as the focus of strategy

Calculation of Group CFROI		2006	2007
Operating EBITDA [1]	*in € mill.*	**471.9**	**551.2**
Average capital employed	*in € mill.*	2,443.8	2,829.2
Average accumulated depreciation	*in € mill.*	1,290.5	1,407.4
Average historical capital employed	*in € mill.*	**3,734.3**	**4,236.6**
CFROI	*in %*	**12.6**	**13.0**

Group CFROI exceeds hurdle rate of 12%

CFROI 2007 by Segment	EBITDA	Average historical CE	CFROI [2]	CVA [2]
	in € mill.	*in € mill.*	*in %*	*in € mill.*
Central-East Europe	282.8	1,177.0	24.0	141.6
Central-West Europe	76.5	768.3	10.0	-15.7
North-West Europe	183.7	1,641.7	11.2	-13.2
North America	35.3	613.8	5.8	-38.4
Investments and Other [3]	-27.1	35.8	-75.7	-31.5
Wienerberger Group	**551.2**	**4,236.6**	**13.0**	**42.8**

1) Adjusted for non-recurring income and expenses; for 2007, also see explanations on page 66 paragraph 1
2) Calculated on basis of average historical capital employed
3) Including holding company costs

Group CFROI equaled 13% for 2007 as a result of the excellent earnings growth in Central-East Europe, and clearly exceeded the 12.0% hurdle rate. CFROI in North-West Europe was only slightly below this target at 11.2%. The weak development of earnings in the USA resulted in CFROI of only 5.8% for the North America segment in 2007.

CFROI


3,330.8
3,734.3
4,236.6
12.9
12.6
13.0
15%
12%
9%
6%
3%
0%
2005
2006
2007
Hist. CE in € mill.
CFROI in %
Hurdle rate in %

In addition to CFROI, return on capital employed (ROCE) is also calculated at the Group level. This indicator is computed by comparing net operating profit after tax (NOPAT) to average capital employed for the entire Group. The ratio indicates the extent to which Wienerberger meets the yield required by investors. The average cost of capital after taxes for the Group is based on the minimum return expected by investors for funds they provide in the form of equity and debt. The weighted cost of capital (WACC) is determined by adding an appropriate risk premium for stock investments to the actual cost of debt for Wienerberger. The after-tax WACC equaled 7.5% for 2007 and reflects the prior year level.

Net operating profit after tax (NOPAT) increased 24% to € 285.0 million in 2007. Average capital employed rose 16% to € 2,829.2 million due to the increase in working capital and growth investments. ROCE reached 10.1% (2006: 9.4%), and results in an increased EVA® of € 72.8 million (2006: € 45.7 mill.).

Calculation of Group ROCE		**2006**	**2007**
Operating EBIT [1]	*in € mill.*	299.6	353.1
Taxes	*in € mill.*	-59.0	-62.5
Adjusted taxes	*in € mill.*	-11.6	-5.6
NOPAT	*in € mill.*	**229.0**	**285.0**
Equity and minority interest	*in € mill.*	1,591.4	2,672.7
Financial liabilities and financing leases	*in € mill.*	1,402.8	948.1
Intercompany receivables and payables from financing	*in € mill.*	-9.5	-9.4
Cash and financial assets	*in € mill.*	-386.5	-551.2
Capital employed	*in € mill.*	2,598.2	3,060.2
Average capital employed		**2,443.8**	**2,829.2**
ROCE [1,2]	*in %*	**9.4**	**10.1**

Positive CVA of € 42.8 million

Value Ratios		**2006**	**2007**
ROCE [2]	*in %*	9.4	10.1
EVA [3] [4]	*in € mill.*	45.7	72.8
CFROI [5]	*in %*	12.6	13.0
CVA	*in € mill.*	23.8	42.8

1) Adjusted for non-recurring income and expenses; for 2007, see also the explanation on page 66 paragraph 1
2) Calculated on the basis of average capital employed
(average of capital employed on January 1, 2007 and December 31, 2007)
3) EVA is a registered brand name of Stern Stewart & Co.
4) EVA calculated on the basis of average capital employed
5) Calculated on the basis of average historical capital employed

Outlook and Goals

Steady growth expected, despite market weakness in USA

In spite of the general uncertainty over the effects of the financial crisis in the USA and Western Europe, Wienerberger expects further above-average growth in earnings – compared with the building materials sector – of approximately 10% in 2008. This optimism is based above all on the growth program carried out in recent years, which should also allow us to increase earnings even in weakening markets. In the USA housing starts are forecasted to drop by a further 20% to 1.1 million units in 2008. However, the capacity adjustments carried out in 2007 as well as the further optimization of our plants and the consolidation of Arriscraft in Canada should support an improvement in earnings for the North America segment. In Germany there are no signs of a major recovery in new residential construction at the present time, but the turnaround in building permits since the start of 2007 could indicate the start of moderate growth in single- and two-family housing construction. A higher market share of hollow bricks and ongoing strong demand for clay roof tiles should have a positive effect on the development of earnings in France. In Great Britain higher earnings are expected to follow the successful integration of Baggeridge and the initial consolidation of Sandtoft, in spite of slight weakness in the new residential construction sector. We forecast growth in both revenues and earnings in the Netherlands following a modest upturn on the market for single- and two-family houses as well as the acquisition of Korevaar. For Central-East Europe we expect continuing positive market development. In addition to a high pace of new residential construction in Poland, the new plants built in Romania, Bulgaria and Russia during the prior year will allow Wienerberger to profit from this dynamic market environment.

Over € 500 million in growth investments planned for 2008

We are planning growth investments of at least € 500 million for 2008. More than € 400 million of this total will be directed to bolt-on projects and roughly € 100 million to strategic acquisitions, whereby the focal point of investments will be placed on Central-East Europe. Maintenance capex for the upkeep and/or optimization of existing facilities is expected to total roughly € 125 million, which will result in a total investment volume of more than € 600 million for 2008.

	Revenues		Total Investments [2]	
Revenue and Investment Planning	**2007**	**Plan 2008**	**2007**	**Plan 2008**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
Central-East Europe	850.3	968.5	140.3	307.7
Central-West Europe	442.5	494.8	61.7	32.6
North-West Europe	904.8	1,105.5	291.6	235.5
North America	330.7	355.6	148.1	34.9
Investments and Other [1]	-51.0	-80.0	3.9	16.3
Wienerberger Group	**2,477.3**	**2,844.4**	**645.6**	**627.0**

1) Group eliminations and investments for India are included in this segment
2) Includes growth investments and maintenance capex (replacement, optimization, environment)

ROCE significantly exceeds WACC of 7.5%

The return on capital employed (ROCE) equaled 10.1% in 2007 and significantly exceeded the Group's 7.5% weighted average cost of capital.

This annual report includes information and forecasts that are based on the future development of the Wienerberger Group and its member companies. These forecasts represent estimates, which were prepared based on the information available at this time. If the assumptions underlying these forecasts are not realized or risks – as described in the risk report – should in fact occur, actual results may differ from the results expected at this time. This annual report is not connected with a recommendation to buy or sell shares in Wienerberger AG.

Plant Sites and Market Positions

Wienerberger is the only multinational producer of bricks and roof tiles, with a total of 263 plants in 26 countries and 5 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are present. This includes further expansion in the east as well as optimization in the west.

Wienerberger Markets in North America



Quebec
Wyoming
Ontario
Montana
Michigan
Indiana
Ohio
Illinois
New York
Wisconsin
Pennsylvania
New Jersey
Delaware
Maryland
Virginia
Nebraska
West Virginia
North Carolina
South Carolina
Utah
Oklahoma
Georgia
Florida
Arkansas
Colorado
Mississippi
Kentucky
Tennessee
Alabama
Number of sites
Facing bricks
Concrete products
Distribution outlets
Market positions
Facing bricks

Status March 2008

Wienerberger Markets in Europe



13
2
1
3
Poland
Estonia
2
1
1
Russia
Finland
2
1
1
Sweden
1
Norway
4
Denmark
22
12
8
1
Germany
12
1
3
6
Netherlands
14
4
Great Britain
9
6
2
Belgium
4
4
4
France
2
2
Switzerland
11
8
3
Czech Republic
3
2
1
Slovakia
8
5
3
1
Austria
3
2
1
Romania
1
1
Bulgaria
1
Macedonia
6
Italy
2
2
Slovenia
3
1
1
Croatia
1
1
Serbia
15
6
2
Hungary

Market positions

1 Hollow and/or facing bricks

1 Clay roof tiles

1 Joint ventures Bramac concrete roof tiles (50%) and Tondach Gleinstätten clay roof tiles (25%)

Number of plants

Hollow bricks
Facing bricks
Roofing Systems
Pavers

Markets with plant sites

Export markets

Central-East Europe

The Central-East Europe segment covers our brick and roof tile activities in Austria, Central and Eastern Europe as well as Semmelrock (concrete pavers, 75% stake, full consolidation), Bramac (concrete roof tiles, 50% stake, proportional consolidation) and Tondach Gleinstätten (clay roof tiles, 25% stake, at equity consolidation). Finland and the Baltic States were transferred from the North-West Europe segment to the Central-East Europe segment as of January 1, 2007 for organizational reasons.

Revenues in this segment rose by 32% to € 850.3 million and EBITDA increased 76% to € 282.8 million in 2007. This outstanding earnings growth was driven by a high pace of construction activity in the region and resulting strong demand, above all in Poland, Slovakia, the Czech Republic and Romania. The Central-East Europe segment generated 34% of revenues and 51% of Group EBITDA in 2007.



526.6
644.9
850.3
26.6
24.9
33.3
40%
30%
20%
10%
0%
2005 2006 2007
Revenues in € mill.
EBITDA margin in %

Central-East Europe		2006 [5]	2007	Chg. in %
Revenues	*in € mill.*	644.9	850.3	+32
EBITDA [1]	*in € mill.*	160.5	282.8	+76
EBIT [1]	*in € mill.*	103.7	217.7	>100
CFROI [1,2]	*in %*	15.3	24.0	-
CVA [1,2,3]	*in € mill.*	34.9	141.6	>100
Total investments	*in € mill.*	145.0	140.3	-3
Capital employed	*in € mill.*	647.7	754.3	+16
Employees		4,904	5,432	+11
Sales volumes hollow bricks	*in mill. NF*	3,976	4,013	+1
Sales volumes pavers	*in mill. m²*	7.97	9.22	+16
Sales volume concrete roof tiles [4]	*in mill. m²*	18.43	20.67	+12

1) Adjusted for non-recurring income and expenses; for 2007, also see page 66 paragraph 1
2) Calculation based on average historical capital employed
3) Hurdle rate = 12%
4) Sales volumes are not proportional, but reflect 100%
5) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.

Poland (8% of Group revenues)

Massive increase in revenue and earnings in Poland, expansion of capacity

The Polish market continued its strong development throughout the reporting year, with an increase of roughly 30% in housing starts. In order to meet the rising demand, operations were restarted at three smaller plants that had been closed in earlier years, and additional supplies of bricks were imported from Germany and the Czech Republic. Wienerberger was able to substantially increase sales volumes and adjust prices in this dynamic market environment, which in turn led to a strong improvement in revenues and earnings. The development of earnings was also favorably influenced by the maximum utilization of capacity. The optimization of production at the Dobre plant was completed at the end of November. We are expecting a further increase in new residential construction during 2008, and therefore continued full capacity operations and built up inventories during the winter season in order to fully utilize the opportunities on this market. Our forecasts call for further revenue growth based on sustained favorable average price levels, whereby additional support will be provided by imports, especially from Germany. The production capacity currently under construction is scheduled to start operations during the second half of 2008.

Czech Republic (5% of Group revenues)

Premium products, price adjustments and exports drive revenues and earnings in the Czech Republic

The new residential construction market remained stable during 2007, after sound growth in recent years. However, an increased share of premium products and price adjustments supported a substantial improvement in revenues and earnings. The Czech Republic was also able to profit from the favorable demand situation in Poland, and reopened the Kunin plant near the Polish border at mid-year. These exports led to a further increase in revenues. We plan to increase sales volumes in 2008 on a stable new residential construction market by expanding our market position and focusing on premium products. Preparations for the extension of capacity at the Hodonin plant have already started, and the additional volume of 160 million NF should come on line during the first quarter of 2009.

Hungary (3% of Group revenues)

Improvement in revenues and earnings despite subdued demand in Hungary

The sound development of residential construction during the first half-year was followed by a decline beginning in August, which was caused by a reduction in federal loan subsidies and an increase in taxes. Sales volumes of hollow bricks were lower, but revenues and earnings improved due to the successful promotion of premium products and price adjustments as well as exports to Romania, Bulgaria and Ukraine. We expect a stable market environment in 2008, and plan to strengthen the sales of premium products as well as increase deliveries to Ukraine.

Romania (2% of Group revenues)

New capacity leads to strong earnings growth in Romania

Economic momentum in Romania continued at a high pace during 2007, supported by the country's accession to the EU. Official statistics indicate a stable level of housing starts, but estimates by Wienerberger management show an increase of more than 10% in new residential construction for the past year. Wienerberger used this positive climate to substantially increase sales volumes, implement price adjustments and further expand its market position. Imports from Hungary remained at the high prior year level. A strong rise in production at the new Romanian plants (full capacity operations at Sibiu) was also reflected in the significant improvement of earnings and margins. Following the start-up of the Triteni plant at the end of 2007, we also expect further revenue and earnings growth in 2008. Wienerberger plans to construct additional plants in this country to also profit from the above-average market potential over the coming years.

Austria (2% of Group revenues)

Earnings increase in Austria through trend to premium products

New residential construction in Austria rose slightly during the first six months of 2007, but weakened during the remainder of the year. Although the focus on margins led to a decline in sales volumes, earnings profited from the trend to premium products. Export opportunities, in particular to the Czech Republic and Slovakia, were used to optimize the utilization of capacity. We expect a stable market environment in 2008 with a further improvement in revenues and earnings, above all through the expansion of our presence in the western region of Austria following the acquisition of Salzburger Ziegelwerke in December 2007.

Slovakia (2% of Group revenues)

Revenues and earnings in Slovakia at record level

The sound development of the economy also supported an increase in new residential construction during 2007, based on estimates by Wienerberger management in Slovakia. Sales volumes rose as a result of higher domestic demand and exports to Poland. Increased imports from Hungary, Slovenia and Austria as well as a shift to premium products led to a noticeable improvement in revenues and earnings. We expect continued sound demand on the domestic market with further growth in revenues and earnings during 2008, which will also depend on the level of exports.

Finland and the Baltic States (2% of Group revenues)

Higher revenues and earnings in the Baltic States and Finland

Finland and the Baltic States were reclassified from the North-West Europe segment to the Central-East Europe segment in 2007. New residential construction in the Baltic States remained stable during 2007. Wienerberger was able to generate significant growth in sales volumes of facing bricks, above all due to the start of full operations at the new plant in Aseri, and also recorded an improvement in revenues and earnings. Revenues and earnings in Finland also showed sound improvement as a result of higher sales volumes and price adjustments on the domestic market as well as the increased export of premium facing bricks to Russia.

Croatia/Serbia (1% of Group revenues)

Focus on margins leads to higher earnings in Croatia

An earnings- and quality-driven strategy, in particular through the sale of premium bricks, allowed Wienerberger to record further earnings growth in Croatia during 2007. The revenue increase forecasted for 2008 is based on additional sales of premium products in this region as well as the consolidation of the Serbian hollow brick plant (Mali Idjos) that was acquired in December 2007. Plans call for the expansion of plant capacity from the current level of 40 million to 140 million units by the end of 2008, in order to meet the rising demand for building materials in Serbia.

Russia (<1% of Group revenues)

First revenues and earnings from Kiprevo

The building materials market in Russia was characterized by steady and strong growth during 2007, above all in the major population centers. Our plant in Kiprevo, which started operations at the end of 2006, made its first contribution to revenues and earnings in 2007 through sales to the greater Moscow area. Following our successful entry on the Russian market, the continued increase in production at Kiprevo is expected to support an improvement in earnings during 2008. The capacity at this plant will be doubled over the coming months through the implementation of a second line. Another hollow brick plant will start operations in Kazan, 800 km east of Moscow, during summer 2008. As part of our accelerated bolt-on program, we are planning to build six additional plants in this growth market by 2012.

Bulgaria (<1% of Group revenues)

In Bulgaria, which joined the EU in 2007, the first Wienerberger plant started operations in August. Lukovit has a capacity of 220 million units, and is the largest and most modern hollow brick plant in Europe. The market in Bulgaria was previously supplied exclusively by imports from Hungary. For 2008 we expect strong impulses for growth from full capacity operations in Lukovit as well as the concentration of our sales activities on large-sized bricks. We view Bulgaria as a dynamic growth market because of the rising purchasing power and high market share of bricks, and therefore intend to expand our market position in this country over the mid-term through further bolt-on projects.

Europe's largest and most modern brick plant opens in Bulgaria

Semmelrock Concrete Pavers (5% of Group revenues)

Our specialist for design-oriented concrete pavers was able to continue its growth course by setting a new record for sales volumes and also realizing strong growth in revenues and earnings for 2007. In Austria the positive development of earnings resulted from a shift in the product portfolio to middle and premium products as well as the optimization of costs. Strong demand was registered in Poland and Slovakia. The development of business in Croatia profited above all from the prospering growth of the coastal region. In the Czech Republic the company continued to expand its market position (after the acquisition of Colorbeton in 2006). Market entry in Romania exceeded expectations after the opening of the plant in 2006 due to the leveraging of know-how from former projects. In 2008 Semmelrock plans another major internationalization step with the construction of six new plants in Poland, Croatia, Romania and Bulgaria.

Very successful year for Semmelrock

Bramac Concrete Roof Tiles (4% of Group revenues)

In 2007 Bramac (50% stake, proportional consolidation) profited from its strong position on Central and East European markets and was able to utilize the favorable operating environment to further improve revenues and earnings. The development of demand was particularly strong in the Czech Republic, Slovakia and Romania. Moderate volume increases were recorded in Hungary, despite a cut in federal subsidies. The new plant in Sofia opened in December 2007 and production capacity in Bulgaria was enlarged by a sizeable amount. Plans for 2008 include a more than twofold increase in production capacity for Romania as well as the start of sales activities in Macedonia and Albania. The distribution of thermo-solar products that can be integrated into roofing systems will be expanded throughout the region. Ambitious growth targets have been set for revenues and earnings in 2008, which are based on the increase in production capacity.

Record year at Bramac supported by positive development in Central and Eastern Europe

Tondach Gleinstätten AG (consolidated at equity)

Tondach Gleinstätten, a 25% investment that is consolidated at equity in the financial statements of the Wienerberger Group, was able to profit from the dynamic development in residential construction across Central-East Europe during 2007 and recorded a significant improvement in revenues and earnings. The main drivers for this growth were the Czech Republic, Slovenia and Serbia. The extension of capacity in Croatia (Dakovo) and Serbia (Kanijza) was completed during 2007, and followed by further projects in Hungary (Bekescaba) and the Czech Republic (Hranice) that are scheduled to start operations at the end of 2008. We expect continued growth in revenues and earnings in 2008, based on the substantial increase in capacity over recent years.

Expansion of capacity at Tondach Gleinstätten

Central-West Europe

The markets of Germany, Italy and Switzerland, which form the Central-West Europe segment, reported in part substantial declines in sales volumes for 2007. The operating environment was more difficult than expected, especially in Germany. Segment revenues declined 6% to € 442.5 million and EBITDA fell 20% to € 76.5 million. Central-West Europe generated 18% of Group revenues and 14% of EBITDA in 2007.



385.4
469.2
442.5
30%
20.5
20.2
17.3
20%
10%
0%
2005 2006 2007

Revenues in € mill.
EBITDA margin in %

Central-West Europe		2006	2007	Chg. in %
Revenues	in € mill.	469.2	442.5	-6
EBITDA [1]	in € mill.	96.1	76.5	-20
EBIT [1]	in € mill.	59.1	32.9	-44
CFROI [1,2]	in %	14.0	10.0	-
CVA [1,2,3]	in € mill.	13.9	-15.7	>100
Total investments	in € mill.	101.0	61.7	-39
Capital Employed	in € mill.	453.8	500.5	+10
Employees		2,151	2,414	+12
Sales volumes hollow bricks	in mill. NF	1,849	1,613	-13
Sales volumes facing bricks [4]	in mill. WF	154	120	-22
Sales volumes clay roof tiles [5]	in mill. m²	9.70	8.95	-8

1) Adjusted for non-recurring income and expenses
2) Calculation based on average historical capital employed
3) Hurdle rate = 12 %
4) Sales volumes of clay pavers are no longer included under facing bricks beginning with this reporting period because of their increasing importance; the prior year figures were adjusted accordingly
5) Sales volumes of clay roof tiles include accessories beginning with this reporting period; the prior year figures were adjusted accordingly

Germany (11% of Group revenues)

Housing completions in Germany fall to record low in 2007

The construction of single and two-family houses declined significantly beginning in April 2007, after a good start at the beginning of the year. Housing completions fell to a historical low, building permits decreased by 29% and moderate declines were reported on the renovation market, which is a key driver for sales of clay roof tiles (65% of clay roof tiles are sold in this segment). An absence of financial and tax incentives for homebuilders and an apparent lack of consumer confidence appear to be the reasons for the current low level of investment in Germany.

Market weakness leads to decline in revenue and earnings

Wienerberger performed better than the market with only a 10% decline in revenues, but was negatively affected by a substantially higher drop in earnings. Sales volumes were lower in all product groups, with the exception of clay pavers. We registered a significant decline in sales volumes of hollow bricks, our most important business (50% of our revenues), because of weak domestic demand and in spite of a strong rise in exports to Poland and the Benelux countries. Exports led to higher capacity utilization during the first half-year, but the related freight costs had a negative impact on margins. Earnings for the second six months were negatively influenced by the lower utilization of capacity. The roof tile product group profited from the acquisitions made in 2006 as well as the more stable development of the renovation market. Revenues matched the prior year level and earnings improved, in part because of the reorganization and integration measures that were implemented in recent years. In the facing brick and clay paver product groups, the consolidation of Penter led to a strong increase in sales volumes of clay pavers but sales volumes of facing bricks declined by a sizeable amount. We successfully launched our new ArGeTon products (clay facade boards) on the market and almost doubled sales volumes from a low level.

Goal for 2008: revenue and earnings growth in Germany

For 2008 we expect moderate growth in new residential construction from the low prior year level as well as slight recovery on the renovation market. Our forecasts call for an increase in revenues and earnings in Germany, which will be supported by the consolidation of Bockhorner (facing bricks, acquisition at the end of 2007) as well as further exports to Poland and a moderate improvement in domestic sales volumes.

Italy (3% of Group revenues)

Market position in Northern Italy increased by acquisition of RIL

The slight weakening of the Italian economy was reflected in new residential construction through a decline of nearly 4% in housing starts. We outperformed the market, but could not prevent a slight decrease in revenues and earnings. Although the prices for standard products have come under pressure, we were able to increase the sales volumes of premium products. The acquisition of RIL Laterizi, which was completed in November 2007, expanded our presence in the northern region of the country. For 2008 we expect an improvement in revenue and earnings – despite continuing weakness in new residential construction – due to organizational optimization measures and the initial consolidation of RIL.

Switzerland (3% of Group revenues)

Slight decline in Switzerland as expected

New residential construction in Switzerland slightly declined from a high level in 2007 as expected. In the clay roof tile product group, we reacted to this market development by adjusting our production capacity. The margins in Switzerland decreased slightly because of the higher share of merchandise and costs of idle capacity. For 2008 we expect continuing slight weakness in new residential construction. However, the clay roof tile and insulating material product groups should profit from pent-up demand in the renovation segment and subsidies for energy-saving measures (roof insulation).

North-West Europe

The North-West Europe includes Wienerberger brick and roof tile activities in Belgium, the Netherlands, France, Great Britain and Scandinavia. The expansion of our market positions through successful acquisitions and bolt-on projects as well as the sound development of new residential construction supported an increase of 13% in revenues to € 904.8 million and 5% in EBITDA to € 183.7 million. North-West Europe recorded 37% of revenues and 33% of EBITDA for the reporting year.



704.9
798.4
904.8
30%
23.0
22.0
20.3
20%
10%
0%
2005 2006 2007
Revenues in € mill.
EBITDA margin in %

North-West Europe		2006 [4]	2007	Chg. in %
Revenues	in € mill.	798.4	904.8	+13
EBITDA [1]	in € mill.	175.3	183.7	+5
EBIT [1]	in € mill.	115.7	120.9	+5
CFROI [1,2]	in %	12.2	11.2	-
CVA [1,2,3]	in € mill.	2.6	-13.2	>100
Total investments	in € mill.	140.4	291.6	>100
Capital employed	in € mill.	1,035.4	1,280.4	+24
Employees		3,921	4,246	+8
Sales volumes hollow bricks	in mill. NF	1,152	1,186	+3
Sales volumes facing bricks	in mill. WF	1,595	1,749	+10
Sales volumes clay roof tiles	in mill. m²	13.14	13.24	+1

1) Adjusted for non-recurring income and expenses; for 2007, also see page 66 paragraph 1
2) Calculation based on average historical capital employed
3) Hurdle rate = 12%
4) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.

Wienerberger holds good market position in Belgium during 2007

Belgium (10% of Group revenues)

After strong development in recent years, residential construction in Belgium peaked during mid-2007. Housing starts subsequently declined by nearly 6%, but the renovation market recorded a plus of 5%. Wienerberger was able to maintain its good market position in this operating environment with moderate revenue growth in all three product areas and operating earnings that matched the prior year level. At the same time, the weakness in new residential construction was used to develop a new structure for hollow bricks. The related restructuring costs had a negative impact of € 1.2 million on earnings. In order to avoid excess capacity in Belgium, the strong demand for bricks in recent years was met in part through (lower margin) imports. We expect growing weakness in new residential construction during 2008, but plan to improve earnings through a higher share of sales volumes from domestic production and a strong renovation market. As part of the optimization program for the hollow brick product line, construction will start on the Rumst plant in April; this facility is scheduled to start operations in 2009.

Netherlands (10% of Group revenues)

Increase in revenues and earnings as well as acquisitions in the Netherlands

New residential construction in the Netherlands remained at the prior year level in 2007, while the renovation market recorded sound growth. Wienerberger was able to expand its market position by increasing sales volumes and implementing price adjustments in all product groups. The strong development in revenues and earnings was supported above all by consolidation effects from the purchase of two smaller specialized building material retailers in April 2007 as well as the acquisition of Korevaar, the third largest clay paver producer in the Netherlands, during June. These transactions led to a significant increase in the clay paver and specialized merchandise businesses. The expansion of merchandise sales reduces the overall margins, but at the same time strengthens our cross-selling activities. The outlook for new residential construction and renovation in the Netherlands is slightly positive. We are therefore forecasting further growth in sales volumes for all product groups and also expect a sound improvement in revenues and earnings due to the above-mentioned consolidation effects.

France (7% of Group revenues)

Rising demand leads to expansion of hollow brick capacity in France

The slight decline in single and two-family housing construction from the record 2006 level was offset by gains in the market share of hollow bricks at the expense of concrete. The result was a slight increase of the brick and also renovation market – which is a key driver for sales of clay roof tiles – from the high prior year level. This development was reflected in higher sales volumes for all three Wienerberger product groups as well as a moderate improvement in revenues. In order to meet the growing trend toward hollow bricks, Wienerberger has increased its investments in this area during recent years. In summer 2007 Angervilliers (Northern France) reached its full operating capacity, and construction began on a new plant in Durtal (West France) and the refitting of the facing brick plant in Hulluch (Greater Paris area). Non-recurring restructuring costs of € 1.4 million were also recognised for the shutdown of an older plant. Investments in the hollow brick sector will interrupt production at the involved plants for a brief period at the beginning of 2008. We therefore continued full capacity production during the winter and increased inventories, so we will be able to meet demand at the start of the construction season. Wienerberger strengthened its market position in facing bricks with the acquisition of Bar during April 2007. For 2008 we expect a stable brick market and strong renovation activity in France, with higher sales volumes in all product groups as well as an increase in revenues and earnings.

Great Britain (7% of Group revenues)

Closing of Baggeridge acquisition in 2007 and Sandtoft in early 2008 in Great Britain

A series of interest rate hikes and high real estate prices triggered a decline on the residential construction sector in Great Britain during 2007. However, the growing trend toward detached and semi-detached houses and away from apartments moderated the impact of this development on the brick market. Wienerberger recorded stable revenues for the reporting year, but higher operating margins as a result of organic growth. The strong improvement in revenues and earnings was supported by the consolidation of Baggeridge PLC as of July 1. This acquisition not only added five plants to the Wienerberger production network, but also secured valuable raw material resources. The organizational integration of Baggeridge proceeded more quickly than planned and was largely completed by the end of 2007. The resulting integration costs had a negative effect of € 3.3 million on earnings. The acquisition of 74% of the shares in Sandtoft during January 2008 marked a further key expansion step, and added the first roof tile production facilities to the Wienerberger network in Great Britain. Sandtoft operates four plants in the northern region of England that produce both clay and concrete roof tiles. A recently built clay roof tile plant will start full capacity operations during 2008. Supported by the full consolidation of our acquisitions, we expect a significant increase in revenues and earnings for the 2008 financial year.

Scandinavia (2% of Group revenues)

Higher revenues and earnings in Scandinavia

The positive development of new residential construction in Denmark, Sweden and Norway was reflected by higher sales volumes and revenues for 2007. The successful reorganization of the country structure included the implementation of a central administration unit, and the realization of synergies had a clear positive effect on earnings. In 2008 we expect a slight decline on the new residential construction market in Sweden and Denmark as well as stable new residential construction in Norway. The optimization measures implemented during the prior year and price adjustments should lead to further earnings growth in 2008.

North America

New residential construction in the USA declined significantly throughout 2007, with housing starts falling roughly 25% to 1.35 million units. In spite of the contribution made by the initial consolidation of Arriscraft (Canada), revenues in North America declined 5% to € 330.7 million and EBITDA fell 44% to € 35.3 million. The weakness of the US dollar had a negative impact of € -26.9 million on revenues and € -2.7 million on EBITDA through the consolidation. These effects reduced the share of the North America segment in Group revenues to 13% and in EBITDA to only 6%.

North America		2006	2007	Chg. in %
Revenues	*in € mill.*	349.5	330.7	-5
EBITDA [1]	*in € mill.*	63.4	35.3	-44
EBIT [1]	*in € mill.*	48.2	14.0	-71
CFROI [1,2]	*in %*	12.2	5.8	-
CVA [1,2,3]	*in € mill.*	0.9	-38.4	>100
Total investments	*in € mill.*	142.0	148.1	+4
Capital employed	*in € mill.*	437.6	521.2	+19
Employees		2,483	2,520	+1
Sales volumes facing bricks	*in mill. WF*	1,140	904	-21

1) Adjusted for non-recurring income and expenses; for 2007, also see page 66 paragraph 1
2) Calculation based on average historical capital employed
3) Hurdle rate = 12%



337.2
349.5
330.7
30%
19.7
18.1
20%
10.7
10%
0%
2005 2006 2007
Revenues in € mill.
EBITDA margin in %

Significant decline in sales volumes of facing bricks in USA

Wienerberger developed slightly better than the market with a 21% decline in sales volumes of facing bricks during 2007, and was able to hold average prices stable in this difficult operating environment. As a reaction to the continuing market weakness and in keeping with the Group's active capacity management, a number of production lines were temporarily closed during the year and two smaller inefficient plants (Atlanta and Lee County) were permanently shut down. The resulting shutdown costs of € 4.1 million had a negative influence on earnings and, combined with costs of idle capacity and costs for mothballing plants, triggered a decline in margins.

Acquisition of Arriscraft to diversify business in North America

With the acquisition of Arriscraft, the leading producer of manufactured stone in Canada, Wienerberger entered the Canadian market and set another milestone in its expansion strategy. With production facilities in the USA (Georgia) and Canada, Arriscraft generates nearly half its revenues in the commercial construction sector, which is currently expanding in both countries. This acquisition will provide Wienerberger with opportunities to increase revenues and realize cost synergies, above all through cross-selling via our direct sales network that was developed in the USA during recent years. We do not expect any recovery on the US residential construction market in 2008, in particular because the supply of unfinished houses has reached a historical high (9.6 months in December 2007). However, we assume that we will be able to improve earnings during the coming year – even if housing starts fall by a further 20% to 1.1 million units as forecasted – because of the capacity adjustments made in 2007, the further optimization of our production capacity and the full-year consolidation of Arriscraft.

Investments and Other

Non-core activities and holding company costs in this segment

The Investments and Other segment comprises the non-core activities of the Wienerberger Group: Pipelife plastic pipes (50% joint venture), real estate and Group headquarters costs. In recent years the Pipelife Group has developed into an independent company with autonomous management, and is now regarded as a financial investment. It is therefore consolidated as a financial investment at equity, and is not included in the operating results of this segment.

Negative results due to inclusion of holding company costs

Following the sale of the stove tile company in 2006, the Investments and Other segment only includes holding company costs. This results in revenues of € 12.5 million and a negative EBITDA of € -27.1 million for the reporting year.

Investments and Other		2006	2007	Chg. in %
Revenues	*in € mill.*	21.7	12.5	-42
EBITDA [1]	*in € mill.*	-23.4	-27.1	-16
EBIT [1]	*in € mill.*	-27.1	-32.4	-20
Capital employed	*in € mill.*	23.6	3.8	-84
Employees		180	173	-4

1) Adjusted for non-recurring income and expenses

Strong first half-year and Ireland acquisition support new record results for Pipelife

The Pipelife Group, the fourth largest producer of plastic pipe systems in Europe, reported a further improvement in earnings during 2007 and has now generated steady growth over a number of years. A strong first half-year with significantly higher sales volumes and prices, above all in Eastern and Northern Europe, as well as the acquisition of Quality Plastics in Ireland, supported an increase of 13% in revenues to € 875 million and 12% in EBITDA to € 90 million. This sound development was recorded in spite of a substantial drop in revenues and earnings in the USA, where the collapse of new residential construction also had a negative effect on the selling prices and related margins for plastic pipes. Pipelife recorded strong growth in Northern Europe, the Baltic States and the new EU countries as well as in Greece and Turkey. Business activities were also significantly expanded on several West European markets – including Belgium, France and the Netherlands – but lower sales volumes were registered in Germany. Pipelife set a number of milestones for its future growth during the past year with the acquisition of Quality Plastics in Ireland, a specialist for hot and cold water installations, as well as the construction of a new plant in Russia (near Moscow). The company's strategy is focused on the expansion of market positions and a widespread geographical presence in Europe, with a concentration on Eastern Europe and Russia. The realized growth projects are expected to lead to a further improvement in revenues and earnings during 2008.

Sale of non-core real estate

Wienerberger sold one smaller property in the south of Vienna during 2007, and realized a minor book gain on this transaction. The sale of non-operating assets is designed to finance our core business, and we will continue to pursue this strategy in the future. At the present time, we estimate the value of our remaining non-core real estate at € 46 million.

Cash Flow Statement

Notes		2007 in TEUR	2006 in TEUR
	Profit before tax	358,376	277,339
	Depreciation and amortization	198,055	172,323
	Non-recurring write-offs related to restructuring	0	6,741
	Write-ups of fixed and financial assets	-2,933	-1,541
	Increase/decrease in long-term provisions	282	2,929
	Income from associates	-27,605	-26,154
	Income/loss from the disposal of fixed and financial assets	-7,545	-13,183
	Interest result	43,082	48,167
	Interest paid	-82,568	-80,273
	Interest received	39,870	30,305
	Income taxes paid	-40,009	-45,873
	Gross cash flow	**479,005**	**370,780**
	Increase/decrease in inventories	-117,867	-34,836
	Increase/decrease in trade receivables	47,429	-20,592
	Increase/decrease in trade payables	-34,370	40,342
	Increase/decrease in other net current assets	-11,550	-3,769
	Changes in non-cash items resulting from foreign exchange translation	-1,123	-326
	Cash flow from operating activities	**361,524**	**351,599**
	Proceeds from the sale of assets (including financial assets)	24,884	29,206
	Purchase of property, plant and equipment and intangible assets	-319,604	-360,659
	Payments made for investments in financial assets	-10,539	-3,946
	Increase/decrease in securities	38,099	-5,118
	Net payments made for the acquisition of companies	-326,015	-169,743
	Net proceeds from the sale of companies	0	574
(18)	**Cash flow from investing activities**	**-593,175**	**-509,686**
	Increase/decrease in long-term financial liabilities	-2,602	-293,242
	Increase/decrease in short-term financial liabilities	-479,049	510,536
	Dividends paid by Wienerberger AG	-94,923	-86,415
	Dividends paid to minority shareholders and other changes in minority capital	-7,596	840
	Dividend payments from associates	4,087	3,676
	Capital increase Wienerberger AG	424,136	0
	Capital increase Wienerberger AG (hybrid bond)	492,896	0
	Cash inflows from exercise of stock options	7,672	5,268
	Purchase of treasury stock	-13,392	-8,892
	Cash flow from financing activities	**331,229**	**131,771**
	Change in cash and cash at bank	**99,578**	**-26,316**
	Effects of exchange rate fluctuations on cash held	264	-29
	Cash and cash at bank at the beginning of the year	193,531	219,876
	Cash and cash at bank at the end of the year	**293,373**	**193,531**

The following notes to the financial statements form an integral part of this cash flow statement.

Balance Sheet

Notes		31.12.2007 in TEUR	31.12.2006 in TEUR
	Assets		
(19)	Intangible assets	764,160	637,346
(19)	Property, plant and equipment	1,945,827	1,712,395
(19)	Investment property	26,511	28,773
(2, 19)	Investments in associates	150,002	129,389
(19)	Other financial assets	29,253	23,652
(26)	Deferred tax assets	45,379	61,442
	Non-current assets	**2,961,132**	**2,592,997**
(20)	Inventories	669,761	509,843
(21)	Trade receivables	211,006	222,325
(22)	Other current receivables	105,757	91,678
(21,30)	Securities and other financial assets	88,830	63,958
	Cash and cash at bank	293,373	193,531
	Current assets	**1,368,727**	**1,081,335**
	Total Assets	**4,329,859**	**3,674,332**
	Equity and Liabilities		
	Issued capital	83,948	74,168
	Share premium	829,408	415,052
	Hybrid capital	492,896	0
	Retained earnings	1,407,720	1,174,075
	Treasury stock	-31,379	-30,269
	Translation reserve	-135,877	-69,019
	Minority interest	25,993	27,436
(23)	**Equity**	**2,672,709**	**1,591,443**
(24, 25)	Employee-related provisions	76,210	73,024
(24, 26)	Provisions for deferred taxes	125,045	110,569
(24)	Other non-current provisions	64,653	58,090
(27, 29)	Long-term financial liabilities	819,092	798,128
(27)	Other non-current liabilities	45,685	48,278
	Non-current provisions and liabilities	**1,130,685**	**1,088,089**
(24)	Other current provisions	47,513	46,425
(27, 29)	Short-term financial liabilities	129,871	606,613
(27)	Trade payables	186,405	200,328
(27)	Other current liabilities	162,676	141,434
	Current provisions and liabilities	**526,465**	**994,800**
	Total Equity and Liabilities	**4,329,859**	**3,674,332**

The following notes to the financial statements form an integral part of this balance sheet.

Changes in Equity Statement

in TEUR	Issued capital	Share premium	Hybrid capital	Retained earnings	Treasury stock	Foreign exchange	Minority interest	Total
Balance on 31.12.2005	**74,168**	**415,052**	**0**	**1,031,209**	**-28,133**	**-38,909**	**29,717**	**1,483,104**
Net profit/minority interest				215,946			2,395	218,341
Dividend payments				-86,415			-910	-87,325
Foreign exchange adjustment						-29,816	322	-29,494
Foreign exchange adjustment to investments in associates						-294		-294
Hedging reserves				12,520			44	12,564
Capital increase							1,750	1,750
Increase/decrease in minority interest							-5,840	-5,840
Increase/decrease in treasury stock				-1,488	-2,136			-3,624
Expenses from stock option plans				2,181				2,181
Other changes				122			-42	80
Balance on 31.12.2006	**74,168**	**415,052**	**0**	**1,174,075**	**-30,269**	**-69,019**	**27,436**	**1,591,443**
Net profit/minority interest				290,458			5,382	295,840
Dividend payments				-94,923			-1,236	-96,159
Foreign exchange adjustment						-68,267	752	-67,515
Foreign exchange adjustment to investments in associates						1,409		1,409
Hedging reserves				39,782			21	39,803
Capital increase	9,780	414,356	492,896				2,000	919,032
Increase/decrease in minority interest							-8,360	-8,360
Increase/decrease in treasury stock				-4,610	-1,110			-5,720
Expenses from stock option plans				3,037				3,037
Other changes [1]				-99			-2	-101
Balance on 31.12.2007	**83,948**	**829,408**	**492,896**	**1,407,720**	**-31,379**	**-135,877**	**25,993**	**2,672,709**

1) Changes in the fair value of avaiable-for-sale securities, which were recognized to equity, are included under other changes.

The following notes to the financial statements form an integral part of this changes in equity statement.

Table of Non-current Assets

in TEUR	Acquisition or Production Costs Balance on 1.1.2007	Change in consolidation range	Foreign exchange incr./decr.	Additions	Disposals	Transfers	Balance on 31.12.2007
Goodwill	**607,833**	132,805	-30,726	0	266	-305	**709,341**
Other intangible assets	**56,080**	24,576	437	5,345	1,088	1,720	**87,070**
Intangible assets	**663,913**	157,381	-30,289	5,345	1,354	1,415	**796,411**
Land and buildings	**953,420**	104,394	-10,503	49,756	7,918	25,160	**1,114,309**
Machinery and equipment	**1,840,694**	43,208	-24,438	150,227	63,957	79,237	**2,024,971**
Fixtures, fittings, tools and equipment	**93,986**	1,760	-950	12,280	8,342	6,231	**104,965**
Prepayments and assets under construction	**134,085**	727	-4,552	101,515	1,484	-109,059	**121,232**
Property, plant and equipment	**3,022,185**	150,089	-40,443	313,778	81,701	1,569	**3,365,477**
Investment property	**42,171**	3,774	-318	481	3,374	-2,984	**39,750**
Investments in associates	**66,115**	-7,057	893	1,647	0	0	**61,598**
Investments in subsidiaries	**4,423**	-2,724	0	8,892	293	0	**10,298**
Other investments	**20,091**	1	-41	0	234	0	**19,817**
Other financial assets	**24,514**	-2,723	-41	8,892	527	0	**30,115**
	3,818,898	**301,464**	**-70,198**	**330,143**	**86,956**	**0**	**4,293,351**

in TEUR	Acquisition or Production Cost Balance on 1.1.2006	Change in consolidation range	Foreign exchange incr./decr.	Additions	Disposals	Transfers	Balance on 31.12.2006
Goodwill	**532,040**	84,632	-16,437	7,598	0	0	**607,833**
Other intangible assets	**50,552**	598	100	5,962	841	-291	**56,080**
Intangible assets	**582,592**	85,230	-16,337	13,560	841	-291	**663,913**
Land and buildings	**861,609**	27,488	-93	55,381	20,907	29,942	**953,420**
Machinery and equipment	**1,647,641**	15,671	-11,116	145,930	21,692	64,260	**1,840,694**
Fixtures, fittings, tools and equipment	**91,044**	1,009	-349	10,723	3,481	-4,960	**93,986**
Prepayments and assets under construction	**96,607**	1,908	-2,452	134,263	231	-96,010	**134,085**
Property, plant and equipment	**2,696,901**	46,076	-14,010	346,297	46,311	-6,768	**3,022,185**
Investment property	**55,709**	0	-416	802	20,983	7,059	**42,171**
Investments in associates	**65,631**	688	-204	0	0	0	**66,115**
Investments in subsidiaries	**5,557**	-607	-2	3,756	4,281	0	**4,423**
Other investments	**20,050**	-12	-14	190	123	0	**20,091**
Other financial assets	**25,607**	-619	-16	3,946	4,404	0	**24,514**
	3,426,440	**131,375**	**-30,983**	**364,605**	**72,539**	**0**	**3,818,898**

Note: Rounding differences may arise from the automatic processing of data. The following notes to the financial statements form an integral part of this table of fixed anf financial assets.

Depreciation

Balance on 1.1.2007	Change in consolidation range	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2007	Carrying amount 31.12.2007	Carrying amount 31.12.2006
3,500	0	52	0	0	119	0	**3,433**	**705,908**	**604,333**
23,067	0	97	6,196	0	541	-1	**28,818**	**58,252**	**33,013**
26,567	0	149	6,196	0	660	-1	**32,251**	**764,160**	**637,346**
276,512	0	-53	37,541	1,031	238	2,079	**314,810**	**799,499**	**676,908**
974,317	0	-7,108	137,978	1,843	60,697	34	**1,042,681**	**982,290**	**866,377**
58,961	0	-366	11,483	59	8,000	140	**62,159**	**42,806**	**35,025**
0	0	0	0	0	0	0	**0**	**121,232**	**134,085**
1,309,790	0	-7,527	187,002	2,933	68,935	2,253	**1,419,650**	**1,945,827**	**1,712,395**
13,398	0	-93	4,857	0	2,671	-2,252	**13,239**	**26,511**	**28,773**
-63,274	-1,096	-516	0	27,605	-4,087	0	**-88,404**	**150,002**	**129,389**
14	0	0	0	0	0	0	**14**	**10,284**	**4,409**
848	0	0	0	0	0	0	**848**	**18,969**	**19,243**
862	0	0	0	0	0	0	**862**	**29,253**	**23,652**
1,287,343	**-1,096**	**-7,987**	**198,055**	**30,538**	**68,179**	**0**	**1,377,598**	**2,915,753**	**2,531,555**

Depreciation

Balance on 1.1.2006	Change in consolidation range	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2006	Carrying amount 31.12.2006	Carrying amount 31.12.2005
0	0	-34	3,534	0	0	0	**3,500**	**604,333**	**532,040**
18,686	-176	113	5,234	230	579	19	**23,067**	**33,013**	**31,866**
18,686	-176	79	8,768	230	579	19	**26,567**	**637,346**	**563,906**
257,066	-810	197	36,041	1	14,210	-1,771	**276,512**	**676,908**	**604,543**
873,413	-464	-3,804	124,349	1,309	20,359	2,491	**974,317**	**866,377**	**774,228**
59,092	-277	-146	9,812	1	3,444	-6,075	**58,961**	**35,025**	**31,952**
205	0	0	0	0	205	0	**0**	**134,085**	**96,402**
1,189,776	-1,551	-3,753	170,202	1,311	38,218	-5,355	**1,309,790**	**1,712,395**	**1,507,125**
22,725	0	-213	94	0	14,544	5,336	**13,398**	**28,773**	**32,984**
-40,872	-14	90	21	26,175	-3,676	0	**-63,274**	**129,389**	**106,503**
3,188	0	1	0	0	3,175	0	**14**	**4,409**	**2,369**
853	0	-2	0	3	0	0	**848**	**19,243**	**19,197**
4,041	0	-1	0	3	3,175	0	**862**	**23,652**	**21,566**
1,194,356	**-1,741**	**-3,798**	**179,085**	**27,719**	**52,840**	**0**	**1,287,343**	**2,531,555**	**2,232,084**

Segment Reporting

Segments	Central-East Europe [1]		Central-West Europe		North-West Europe [1]	
in TEUR	2007	2006	2007	2006	2007	2006
Third party revenues	841,920	636,831	414,612	453,716	888,427	775,762
Inter-company revenues	8,406	8,086	27,888	15,496	16,352	22,652
Total revenues	850,326	644,917	442,500	469,212	904,779	798,414
Operating EBITDA	282,813	160,531	76,472	96,088	183,746	175,302
Depreciation and amortization	65,083	56,828	43,541	36,997	62,823	59,608
Operating EBIT	217,730	103,703	32,931	59,091	120,923	115,693
Income from investments in associates	5,322	3,498	0	0	0	-21
Investments in associates	29,366	23,507	1,823	1,823	1,712	69
Interest result	-8,655	-12,613	-13,490	-9,765	-46,921	-28,514
Income taxes	-40,359	-18,299	-11,733	-14,571	-14,360	-17,525
Profit after tax	164,720	66,184	1,180	26,621	50,650	57,716
Liabilities	781,781	679,448	397,483	365,586	924,959	941,610
Capital employed	754,345	647,729	500,538	453,823	1,280,417	1,035,430
Assets	1,561,386	1,201,785	667,347	650,291	1,816,716	1,470,713
Maintenance capex	37,924	29,167	18,342	18,991	37,144	33,091
Growth investments	102,361	115,796	43,324	81,998	254,467	107,323
Employees	5,432	4,904	2,414	2,151	4,246	3,921

Products	Revenues		Operating EBITDA		Capital employed	
in TEUR	2007	2006	2007	2006	2007	2006
Hollow bricks	887,114	809,462	285,459	225,766	917,229	832,140
Facing bricks	921,345	847,976	125,005	135,321	1,279,206	990,411
Roofing systems	477,047	444,774	135,100	113,696	631,540	602,080
Pavers	191,361	114,478	32,778	20,492	228,477	149,937
Other	472	8,351	-27,161	-23,374	3,763	23,584
Wienerberger Group	**2,477,339**	**2,225,040**	**551,181**	**471,901**	**3,060,215**	**2,598,152**

Revenues	Central-East Europe [1]		Central-West Europe		North-West Europe [1]	
in TEUR	2007	2006	2007	2006	2007	2006
Austria	83,537	80,694				
Czech Republic	152,785	114,406				
Hungary	110,698	102,106				
Poland	228,574	151,700				
Other Eastern Europe [1]	266,379	187,937				
Germany			282,001	311,450		
Switzerland			65,968	72,141		
Italy			67,388	70,523		
Belgium					244,914	230,741
Netherlands					257,543	207,410
France					170,841	161,809
Great Britain					165,674	127,243
Scandinavia					49,886	48,994
North America						
Wienerberger Group	**841,973**	**636,843**	**415,357**	**454,114**	**888,858**	**776,197**

1) For organizational reasons, Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe); the comparable figures from prior reporting periods were adjusted accordingly.

North America 2007	North America 2006	Investments and Other 2007	Investments and Other 2006	Group Eliminations 2007	Group Eliminations 2006	Wienerberger Group 2007	Wienerberger Group 2006
330,678	349,535	330	8,280	0	0	**2,475,967**	**2,224,124**
0	0	12,142	13,385	-63,416	-58,703	**1,372**	**916**
330,678	349,535	12,472	21,665	-63,416	-58,703	**2,477,339**	**2,225,040**
35,311	63,354	-27,161	-23,374	0	0	**551,181**	**471,901**
21,276	15,188	5,332	3,702	0	0	**198,055**	**172,323**
14,035	48,166	-32,493	-27,076	0	0	**353,126**	**299,577**
0	704	22,283	21,973	0	0	**27,605**	**26,154**
0	4,348	117,101	99,642	0	0	**150,002**	**129,389**
-27,489	-20,966	53,473	23,691	0	0	**-43,082**	**-48,167**
2,889	-9,121	1,027	518	0	0	**-62,536**	**-58,998**
-11,357	13,363	173,325	160,654	-82,678	-106,197	**295,840**	**218,341**
472,434	388,786	1,031,468	1,515,748	-1,950,975	-1,808,289	**1,657,150**	**2,082,889**
521,152	437,586	3,763	23,584	0	0	**3,060,215**	**2,598,152**
597,001	517,054	3,629,630	3,138,091	-3,942,221	-3,303,602	**4,329,859**	**3,674,332**
22,857	16,994	3,915	1,999	0	0	**120,182**	**100,242**
125,285	125,043	0	0	0	0	**525,437**	**430,160**
2,520	2,483	173	180	0	0	**14,785**	**13,639**

Total Investments 2007	Total Investments 2006
157,662	170,986
379,013	222,941
39,033	93,670
65,995	40,806
3,914	1,999
645,617	**530,402**

North America 2007	North America 2006	Investments and Other 2007	Investments and Other 2006	Wienerberger Group 2007	Wienerberger Group 2006
		473	8,351	**84,010**	**89,045**
				152,785	**114,406**
				110,698	**102,106**
				228,574	**151,700**
				266,379	**187,937**
				282,001	**311,450**
				65,968	**72,141**
				67,388	**70,523**
				244,914	**230,741**
				257,543	**207,410**
				170,841	**161,809**
				165,674	**127,243**
				49,886	**48,994**
330,678	349,535			**330,678**	**349,535**
330,678	**349,535**	**473**	**8,351**	**2,477,339**	**2,225,040**

Notes to the Financial Statements

Reporting in accordance with International Financial Reporting Standards (IFRS)

These financial statements were prepared in keeping with § 245a of the Austrian Commercial Code and in accordance with the guidelines set forth in International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), which were in effect as of the balance sheet date and were adopted by the European Union (EU).

General Information

1. Basis of Preparation

Wienerberger is an international building materials group; the headquarters of the parent company are located in Vienna, Austria. The business activities of the Group can be classified in five segments: Central-East Europe, Central-West Europe, North-West Europe and North America as well as Investments and Other. The consolidated financial statements of Wienerberger AG and its subsidiaries reflect the International Financial Reporting Standards (IFRS) valid for the 2007 financial year. Of the IFRS and Interpretations of the International Financial Interpretations Committee (IFRIC) that permit early application during the reporting year, Wienerberger has applied IFRS 8 Operating Segments. IFRIC 11 to 14 were not applied early because they are not of material importance for the Group.

Independent auditors have examined the annual financial statements of all national and international companies which require a statutory audit or have submitted to a voluntary audit to confirm their agreement with IFRS. The financial statements of all consolidated companies are based on historical acquisition and production costs or fair values (IAS 39), and were prepared as of the balance sheet date. To simplify presentation, certain items on the balance sheet and income statement were grouped together. The notes provide detailed information on all such items.

2. Consolidation Ranges

An overview of fully or proportionally consolidated companies and companies valued at equity is provided in the list of Group companies at the end of the notes.

In addition to Wienerberger AG, the 2007 financial statements include 14 (2006: 13) Austrian and 108 (2006: 108) foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Thirty (2006: 24) affiliates, whose influence on the asset, financial and earnings position of the Group is immaterial, were not included in the consolidation. The combined revenues, income, liabilities and assets of these unconsolidated companies equal less than 2% of the relevant figures for the Group.

Twelve (2006: 12) joint venture companies in the Schlagmann and Bramac Groups, which are under common management, were consolidated using the proportional method.

The equity method is used for consolidation in cases where the Wienerberger Group is able to exercise significant influence over a company (associate) and this company is considered important for the preparation of a true and fair view of the Group's assets, financial and earnings position. The carrying value of the six companies consolidated at equity totals TEUR 150,002, whereby TEUR 117,101 is attributable to the Pipelife Group.

The consolidation range developed as follows in 2007:

Consolidation Range	Full consolidation	Proportionate consolidation	Equity accounting
Balance on 31.12.2006	**121**	**12**	**7**
Change in consolidation method	1	0	0
Included during reporting year for first time	14	0	1
Merged/liquidated during reporting year	-14	0	-2
Divested during reporting year	0	0	0
Balance on 31.12.2007	**122**	**12**	**6**
Thereof foreign companies	108	10	4
Thereof domestic companies	14	2	2

The following table shows the pro rata values for joint ventures included in the financial statements at their proportional share:

in TEUR	2007	2006
Revenues	118,190	104,904
EBITDA	29,077	24,768
EBIT	23,487	19,426

Assets *in TEUR*	31.12.2007	31.12.2006	**Equity and Liabilities** *in TEUR*	31.12.2007	31.12.2006
Non-current assets	65,362	59,574	Equity	49,091	43,834
Current assets	36,915	28,637	Non-current provisions and liabilities	17,035	16,600
			Current provisions and liabilities	36,151	27,777
	102,277	**88,211**		**102,277**	**88,211**

Following are the proportional values for companies valued at equity (above all, the Pipelife Group and Tondach Gleinstätten Group):

in TEUR	2007	2006
Revenues	492,521	440,487
EBITDA	54,146	51,130
EBIT	36,311	33,460

Assets *in TEUR*	31.12.2007	31.12.2006	**Equity and Liabilities** *in TEUR*	31.12.2007	31.12.2006
Non-current assets	157,459	131,594	Equity	145,280	121,737
Current assets	197,710	180,045	Non-current provisions and liabilities	70,937	62,770
			Current provisions and liabilities	138,952	127,132
	355,169	**311,639**		**355,169**	**311,639**

3. Acquisitions and Disposals

The following acquisitions made during 2007 are included in the consolidation for the first time:

Name of Company	Share in %	Name of Company	Share in %
Feikema B.V.	100.00%	RIL Laterizi S.p.a.	100.00%
Oostergrachtswal Holding B.V.	100.00%	Baggeridge PLC	100.00%
FKM Hout- en Siersteenhandel Noord Nederland B.V.	100.00%	Arriscraft International LP	100.00%
Gelsing Oosterhout B.V.	100.00%	General Shale Canada Acquisitions Inc.	100.00%
Gelsing en Verbaan B.V.	100.00%	Salzburger Ziegelwerk GmbH & Co KG	100.00%
Bos en Vermeer B.V.	100.00%	Soltech NV	41.19%
Steenfabriek Zennewijnen B.V. (Korevaar)	100.00%	Briqueterie Bar Frères	100,00%
Steenfabriek Schipperswaard B.V. (Korevaar)	100.00%		

The changes in the consolidation range since December 31, 2006 involved the following initial consolidations and deconsolidations:

As of January 1, 2007 Wienerberger acquired the remaining 65% stake in Modern Concrete, a specialized brick merchant in the USA, as well as 100% of the shares in two specialized brick merchants in the Netherlands, and subsequently included these companies through full consolidation. In addition, two Dutch building materials retailers were acquired and fully consolidated as of April 1, 2007. Briqueterie Bar Frères, a facing brick plant in France, was included in the consolidation as of April 1, 2007.

Wienerberger gained control over Baggeridge PLC – the fourth largest producer of bricks in Great Britain with five plants – as of July 1, 2007 and consolidated the company as of this same date. The Dutch building materials company Bos en Vermeer B.V. (facing bricks) was fully consolidated as of July 1, 2007. Korevaar, a paver producer, was acquired as of the same date and merged with Wienerberger B.V., which is headquartered in the Netherlands. Wienerberger acquired the operating companies of Arriscraft International, the leading producer of manufactured stone in Canada, as of July 20, 2007. This company operates two manufactured stone plants and one limestone quarry in Canada as well as a manufactured stone plant in the USA. Arriscraft was fully consolidated with the conclusion of the transaction on July 20, 2007, and is now included under the North America segment together with the Wienerberger activities in the USA. As of December 1, 2007 the Group acquired 100% of the shares and fully consolidated RIL Laterizi S.p.a., an Italian brick company. Salzburger Ziegelwerk GmbH & Co KG, which was acquired in December, was consolidated as of December 31, 2007. The initial consolidation of Baggeridge PLC and RIL Laterizi S.p.a. was based on preliminary figures.

The comparative financial year from January 1, 2006 to December 31, 2006 includes the Biegonice Group with two plants in Poland (consolidation as of February 1, 2006), Bogen with one clay roof tile plant in Germany (consolidation as of May 1, 2006), a hollow brick plant near Ghent, Belgium (consolidation as of May 1, 2006) and the Robinson Group with one facing brick plant, three concrete block factories and a number of retail centers in the western region of the USA (acquisition as of June 13, 2006), a clay roof tile plant (Jungmeier) in Germany and a brick plant in Austria as well as the Czech Colorbeton a.s. (concrete pavers) in the Semmelrock Group for only part of this period.

Companies included in the consolidation for the first time generated revenues of TEUR 103,037 and EBITDA of TEUR 6,584 for the period from January 1, 2007 to December 31, 2007.

The changes in the consolidation range had a combined net impact of TEUR 143,722 on revenues and TEUR 8,095 on EBITDA.

The effect of changes in the consolidation range on the income statement and balance sheet is as follows for 2007 (from/ as of the date of initial consolidation or deconsolidation):

in TEUR	**2007**
Revenues	143,722
EBITDA	8,095
EBIT	2,213

Assets		**Equity and Liabilities**	
in TEUR	**31.12.2007**	*in TEUR*	**31.12.2007**
Non-current assets	308,235	Non-current provisions and liabilities	23,353
Current assets	-244,171	Current provisions and liabilities	40,711
	64,064		**64,064**

4. Basis of Consolidation

The purchase method of accounting is applied to all companies included through full or proportionate consolidation. Under this method, the acquisition value of the investment is compared with the revalued shareholders' equity on the date of initial consolidation. Any identifiable difference between the purchase price and revalued equity is added to fixed assets; any remaining goodwill, which represents compensation to the seller for market and development opportunities that are not specifically identified, is recognized as an asset in local currency under the relevant segment (TEUR 132,805 for the reporting year). In accordance with IFRS 3 Business Combinations, goodwill from acquisitions is no longer amortized on a regular basis but is tested for impairment each year and only written down if the asset is impaired. No impairment charges were recognized during 2007 (2006: TEUR 3,534).

For associates consolidated at equity, the same basic methodology applied to subsidiaries and joint ventures is used to consolidate shareholders' equity. For companies consolidated using equity accounting, local valuation methods are maintained if the relevant amounts are immaterial.

All receivables and liabilities, revenues, and other income and expenses arising between companies consolidated at 100% or their proportional share are eliminated. Discounts and other unilaterial transactions affecting profit and loss are eliminated and charged to the income statement. Deferred taxes are recorded to reflect the income tax effects of consolidation entries charged to the income statement.

Inter-company gains and losses, which arise from the sale of goods or services between Group companies and which affect current or non-current assets, are eliminated unless they are immaterial.

5. Foreign Exchange Translation

The accounts of foreign companies are translated into the euro based on the functional currency method. The relevant local currency is the functional currency in all cases since these companies operate independently from a financial, economic, and organizational standpoint. With the exception of the component parts of shareholders' equity, all balance sheet items are translated at the closing rate on December 31, 2007. Goodwill is recorded as an asset in local currency and also translated at the closing rate on the balance sheet date for the financial statements. Expense and revenue items are translated at the average exchange rate for the year.

Unrealized currency translation differences arising from non-current Group loans are offset against the translation reserve without recognition to profit or loss.

Translation risk arising from the Group's brick activities in the USA, Great Britain and Eastern Europe is limited by foreign currency swaps. These transactions involve the conclusion of a foreign currency-euro swap equal to the value of the assets held in the foreign currency.

During the reporting year, translation gains of TEUR 66,858 (2006: TEUR 30,110) were recorded under equity without recognition through profit or loss. The recording of foreign currency transactions (hedging transactions) that were not recognized through profit or loss led to an increase of TEUR 39,782 in retained earnings. Translation gains and losses arising from the use of different exchange rates for the balance sheet (exchange rate on the balance sheet date) and income statement (average exchange rate for the year) are recognized directly to equity.

The major exchange rates used for foreign currency translation showed the following development during the reporting year:

	Closing rate on		Average rate for the year	
in EUR	31.12.2007	31.12.2006	2007	2006
100 British Pound	136.36054	148.36795	146.05836	146.66586
100 Bulgarian Lev	51.12867	51.12997	51.12738	51.12758
100 Danish Krone	13.40788	13.41031	13.42142	13.40642
100 Canadian Dollar	69.20894	-	68.32159	-
100 Croatian Kuna	13.64108	13.60267	13.62767	13.65309
100 Norwegian Krone	12.56597	12.14772	12.47586	12.42563
100 Polish Zloty	27.82802	26.09263	26.44300	25.67042
100 Romanian Lei	27.71849	29.57705	29.97736	28.38295
100 Russian Ruble	2.77886	2.88342	2.85276	2.93083
100 Swedish Krone	10.59154	11.06219	10.81295	10.81146
100 Swiss Franc	60.43392	62.16586	60.82269	63.56688
100 Slovakian Koruna	2.97770	2.90318	2.96109	2.68810
100 Czech Koruna	3.75545	3.63769	3.60317	3.52978
100 Hungarian Forint	0.39412	0.39777	0.39786	0.37855
100 US Dollar	67.93017	75.76906	72.89277	79.30057

6. Significant Accounting Policies

The accounting and valuation methods used by the Group remain unchanged from December 31, 2006.

The consolidated financial statements were prepared in accordance with the following principles:

Realization of revenue and expenses: Revenue arising from the provision of goods or services is realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the point such liability is incurred.

Wienerberger continues to follow the method used in the previous year and records free CO_2 emission rights granted under EU Emissions Trading Directive 2003/87/EC at a purchase price of zero based on IAS 20 and IAS 38. Under this method, the income statement only includes expenses for the purchase of additional certificates or income from the sale of unused certificates.

Order backlog: Information on the order backlog is irrelevant for an analysis of the business activities of Wienerberger AG. Therefore, this information is not provided.

Tangible and intangible assets: Fixed assets and purchased intangible assets are recorded at production or acquisition cost, less straight-line depreciation or usage-based depletion (clay pits). Production costs include direct expenses plus allocated material and production overhead. General selling and administrative expenses are not capitalized. The cost of debt incurred during the construction period of major new plants is capitalized. Depreciation is based on the useful economic lives of the various assets (component approach).

For the majority of assets, ordinary straight-line depreciation is calculated as follows:

Production plants (incl. warehouse)	25 years	Kilns and dryers (facing bricks)	10 – 20 years
Administrative buildings	40 – 50 years	Other machinery	5 – 15 years
Residential buildings	40 – 50 years	Fittings, furniture and office equipment	3 – 10 years
Kilns and dryers (hollow bricks and roof tiles)	8 – 15 years	Other intangible assets	3 – 10 years

An impairment loss is recognized where necessary to reflect any significant and lasting decrease in value above and beyond ordinary depreciation. Repairs that do not increase the presumed useful life of assets are charged to current expenses. In accordance with IFRS 5, scheduled depreciation is discontinued when assets are classified as held for sale.

When plant or equipment is shutdown, sold or retired, the gain or loss arising from the difference between the proceeds on sale and remaining book value is recorded under other operating income or loss if the amount of the transaction reflects similar annually recurring events.

In accordance with IAS 17 Leases, leased fixed assets, which economically represent purchases financed with non-current funds (finance leases), are recorded at the price that would have been paid if the asset had been purchased. Amortization is calculated over the lesser of the useful life of the asset or the term of the lease. Obligations arising from future lease payments are recorded as liabilities.

Subsidies and investment incentives are recorded as liabilities and released in keeping with the useful life of the relevant asset.

In accordance with IAS 36 Impairment of Assets, assets are written down to the value in use or a possible sale price or liquidation value if there is evidence of impairment and the present value (discounted at a WACC rate of 7.5%) of future payment surpluses is less than book value. In the Wienerberger Group, cash-generating units generally represent groupings of plants. Future payment surpluses are based on internal forecasts, which are prepared in detail for 2008 and with minor simplifications for the following three years (2009, 2010 and 2011). The quality of these forecasts is evaluated on a regular basis through a variance analysis that compares this data with actual figures. The results of this analysis are reflected in the forecast for the following year. Future payment surpluses for the years 2012 to 2027 are based on the estimated payment surplus for 2011. Therefore, the calculation of the present value of payment surpluses is based on 20 reporting years.

The major factor for determining the value in use is formed by assumptions for the future development of the local market and sales volumes. The value in use is therefore determined on the basis of assumptions that are coordinated with economic researchers in the various regional markets as well as estimates published by Euroconstruct and values from past experience. Market growth rates may vary from –5 to +5% in a single year during the short-term planning period of four years; after this time, average market growth is normally assumed to range from 0 to +2%. Cost structure forecasts generally use past experience in the Wienerberger Group as a base for extrapolation.

The carrying value of a fixed asset that was previously written down is increased to the recoverable amount if the reasons for impairment cease to exist or a possible use is found for the item. In accordance with IFRS 36, previously recognized impairment losses to goodwill are not reversed.

Investment property is carried at depreciated cost.

Financial assets: Investments in associates are generally carried at equity, unless these investments are immaterial. Investments in other companies are valued at cost. An impairment loss is recognized if there is evidence that the investment is impaired. Impairment losses and write-ups are included under financial results.

Inventories: Inventories are carried at the lower of cost or net realizable value, whereby valuation is based on the moving average method. Cost includes direct expenses, allocated overhead, and depreciation based on normal capacity usage (between 85 and 100% of capacity). Interest charges as well as selling and administrative expenses are not included in the production cost of current assets. Risks resulting from the length of storage or other impairments in value are reflected through appropriate write-downs.

Financial instruments: A financial instrument is a contract that gives rise to a financial asset in one company and a financial liability or equity instrument in another company. IAS 39 distinguishes between financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables as well as available-for-sale financial assets and financial assets held-for-trading.

Liquid funds and cash equivalents: are carried at amortized cost. Receivables are stated at cost, whereby individual identifiable risks are reflected in appropriate impairment charges. Non-interest bearing receivables with a remaining term in excess of one year are recorded at discounted present value. Foreign exchange receivables in individual company accounts are translated at the exchange rate on the balance sheet date.

Wienerberger has no ***held-to-maturity financial instruments***.

Financial assets held-for-trading are measured at fair value, whereby gains and losses resulting from changes in fair value are recognized to profit or loss. Wienerberger holds no primary financial instruments for trading purposes. Derivative financial instruments are classified as held-for-trading in accordance with IAS 39.

Wienerberger has not elected to use the option provided by IAS 39, which permits the initial recognition of financial assets at fair value through profit or loss. Therefore, the primary financial instruments held by the Group that are not classified as liquid funds and cash equivalents or loans and receivables are recognized as ***available-for-sale financial instruments***. These assets are measured at fair value, and any gains and losses resulting from changes in fair value are generally recorded under equity without recognition to profit or loss up to the date of derecognition. An exception to this procedure is formed by impairment losses, which are recognized to reflect significant and lasting impairment. The fair value of listed securities is based on the relevant market prices, whereas non-quoted financial assets are carried at cost less any changes in the market value. In the period of derecognition, all gains and losses accumulated in equity are recognized to profit or loss.

Provisions: The provisions for severance payments – primarily for employees of the Austrian companies – are calculated according to financial principles based on a retirement age of 65 (men) and 60 (women), using a discount rate of 5.3%. The Austrian method "Teilwertverfahren" is used.

The Wienerberger Group has both defined contribution and defined benefit pension plans. Defined contribution plans carry no further obligation after the payment of premiums. Under defined benefit plans, the employee is promised a certain retirement benefit. The risk related to the actual retirement benefit is carried by the company up to the point of payment. The provisions for defined benefit pension plans are calculated according to the projected unit credit method. The valuation of pension commitments includes future wage/salary increases as well as increases in defined benefit commitments. These calculations are based on a discount rate that lies between 4.5% and 5.75%, an expected increase of 2.5 – 5.0% in income, expected growth of 2.5 – 3.5% in pensions, average employee turnover of 2.0 – 5.0% and an expected return of 4.5 – 7.75% on pension fund assets. The provisions for pensions are calculated by actuaries.

Commitments by US companies to cover medical costs for retired employees are recorded under provisions for pensions because of their pension-like character.

The provisions for pensions were netted out with the pension plan assets that are held to cover commitments. The market values of fund assets that exceed pension obligations are shown under other current receivables.

Significant actuarial gains and losses are not recognized to income in the year they arise, but are amortized over the remaining service time of active employees (corridor rule).

In agreement with IAS 12 (revised) the provision for deferred taxes includes all temporary valuation and accounting differences arising between financial statements prepared for tax purposes and IFRS financial statements. The provision for deferred taxes is calculated at the tax rate expected when these differences reverse in the future, based on the local tax rate of the relevant Group company. Future changes in tax rates are included if the relevant legal amendment has been enacted of the balance sheet date.

In accordance with IAS 16, provisions for site restoration are created when a clay pit is purchased. The underlying assumptions for these obligations are generally based on the regulations applicable in the countries where the Group is active. The provisions for site restoration on clay pits purchased before 2005 are based on depletion, in accordance with the transition rule to IAS 16. Other liabilities whose due dates or amounts are uncertain are recorded as liabilities in accordance with IAS 37.

Liabilities: Liabilities are stated at the actual amount received, less transaction costs. Any premium, discount or other difference between the amount received and repayment amount is distributed over the term of the liability according to the effective interest rate method and recorded under other financial results. Therefore, the measurement of these items reflects amortized cost. Foreign currency liabilities are translated at the exchange rate on the balance sheet date.

Derivative financial instruments: Wienerberger applies the IAS 39 rules for hedges to transactions that serve as hedges for translation risk as well as the transaction risk associated with future cash flows. Derivative financial instruments are concluded only to hedge the risks arising from business operations. Interest rate and foreign exchange swaps as well as foreign exchange contracts are recorded at cost when the contract is concluded, and measured at fair value in subsequent periods. The fair value of quoted securities is based on the actual market price. The fair value of non-quoted interest instruments is based on the discounted value of future payments, which is calculated using a current market interest rate.

Hedges: A cash flow hedge provides protection against fluctuations in the future cash flows attributable to recognized assets or liabilities. Changes in the market value of an effective hedge are recognized directly in equity (hedging reserve). For fair value hedges, the change in the value of the derivative used as a hedging instrument as well as any gain or loss on the hedged item attributable to the hedged risk are recognized to profit or loss. The hedge of a net investment in a foreign operation is accounted for by recording changes in the value of the effective portion of the hedge together with the gain or loss on the foreign currency translation of the hedged investment under equity without recognition to profit or loss.

Earnings per share: The calculation of earnings per share is based on Group profit after tax less minority interest and the planned component of earnings attributable to hybrid bondholders, divided by the weighted number of shares outstanding (less treasury stock). Wienerberger managers have been granted option rights based on a stock option plan, which have a dilutive effect on the earnings per share.

Estimates: In preparing the Group financial statements, it is necessary to estimate certain figures and make assumptions that influence the recognition and measurement of assets and liabilities, the disclosure of other obligations as of the balance sheet date, and the recognition of revenues and expenses during the reporting period. The actual figures, which become known at a later date, may differ from these estimates.

Segment reporting: The application of the management approach requires the definition of business units for primary segment reporting to reflect the internal reporting structure. Therefore, Wienerberger structures its segments of business according to regions. Revenues, EBITDA, EBIT, financial results, income taxes, profit after tax, assets, liabilities, capital employed and investments are allocated according to the headquarters location of the relevant companies.

Transfer prices: The regional exchange of goods and services between the individual strategic segments is immaterial. Prices for the sale of goods between Group companies are established at arm's length based on the resale price method. Prices for the provision of services between Group companies are established at arm's length based on the cost-plus method.

Notes to the Income Statement

7. Revenues

Consolidated revenues rose by 11% to TEUR 2,477,339. After an adjustment for changes in the consolidation range and excluding currency translation effects, organic growth totalled 5% (2006: 10%). All countries in the Central-East Europe reported significant revenue growth. Revenues in North-West Europe were increased by the acquisition of Baggeridge PLC. In the North America segment, Wienerberger recorded a decline in revenues despite the acquisition of Arriscraft. However, this effect was more than offset by strong organic revenues growth in Central-East Europe. Foreign exchange rates had a negative impact of TEUR 5,463 on Group revenues, whereby positive effects from East European currencies were contrasted by a weaker US dollar. Detailed information on revenues by segment and region is provided under segment reporting on pages 96 and 97.

8. Material Expense and Depreciation

The cost of goods sold, selling and administrative expenses include expenses for materials, maintenance, merchandise and energy totaling:

in TEUR	2007	2006
Cost of materials	372,538	310,691
Maintenance expenses	140,071	136,524
Cost of merchandise	152,870	127,107
Cost of energy	354,252	315,987
Total	**1,019,731**	**890,309**

The reported expenses are reduced by income of TEUR 83,952 (2006: TEUR -5,942) from changes in work in process and finished goods inventories as well as the capitalization of TEUR 7,622 in costs related to the construction of qualified fixed assets (2006: TEUR 11,113). The resulting net amount is TEUR 91,574 (2006: TEUR 5,171).

The cost of materials includes expenses for clay, sand, sawdust and other additives, pallets and other packaging materials. Maintenance expenses involve the use of low-value spare parts (cost of materials) as well as third party services. The cost of goods sold, selling expenses, administrative expenses, and other operating expenses include the following depreciation and amortization:

in TEUR	**2007**	**2006**
Ordinary depreciation	185,215	166,009
Extraordinary depreciation	12,840	2,780
	198,055	**168,789**
Amortization of goodwill	0	3,534
Depreciation of plant, property and equipment and amortization of intangible assets	**198,055**	**172,323**

The impairment charges of TEUR 12,840 relate to plant shutdowns in Belgium, France and the USA and the impairment of properties in Austria and Germany.

In accordance with IFRS 3 Business Combinations, goodwill is no longer amortized on a regular basis but tested annually for impairment (see 6. Significant Accounting Policies).

9. Personnel Expenses

The cost of goods sold, selling and general administrative expenses include the following personnel expenses:

in TEUR	**2007**	**2006**
Wages	257,579	213,850
Salaries	187,065	179,315
Expenses for stock option plans	3,037	2,181
Expenses for severance payments	4,311	6,735
Expenses for pensions	10,496	10,850
Expenses for mandatory social security and payroll-related taxes and contributions	104,431	95,408
Other employee benefits	11,997	11,517
Personnel expenses	**578,916**	**519,856**

The remuneration for the members of the Managing Board totaled TEUR 4,486 in 2007 (2006: TEUR 3,854). Of this amount, TEUR 2,724 represents a variable component and TEUR 1,762 a fixed component. For active members of the Managing Board, pension expenses in the form of contributions to pension funds (defined contribution plans) and the service costs for defined benefit plans totaled TEUR 1,139 (2006: TEUR 1,212). Payments of TEUR 607 (2006: TEUR 595) were made to former members of the Managing Board or their surviving dependents.

Remuneration of TEUR 305 was paid to the members of the Supervisory Board in 2007 for their activities in the 2006 financial year (payments in 2006: TEUR 295). Detailed information on these payments is provided in the remuneration report on page 27.

The company has not provided any guarantees for credits, and no companies in the Wienerberger Group have granted credits to the members of the Managing Board or Supervisory Board.

The members of the Managing Board and Supervisory Board are listed on pages 18 and 24. The number of shares owned by the members of the Managing Board and Supervisory Board is listed on page 27. Detailed information on compensation paid to the members of the Managing Board and Supervisory Board is provided in the remuneration report on pages 25 to 27. Expenses arising from the stock option plans are shown on page 133 pp.

10. Employees

The average number of employees in 2007 and 2006 is shown below:

	2007		2006	
	Total	**Thereof joint ventures**	**Total**	**Thereof joint ventures**
Production	10,567	478	9,526	456
Administration	1,239	64	1,151	76
Sales	2,979	169	2,962	177
Total	**14,785**	**711**	**13,639**	**709**
Thereof apprentices	74	2	63	2

Changes in the consolidation range led to an increase of 963 in the number of employees. Employees of companies included at their proportional share are reflected in this calculation in proportion to the holdings in these companies.

11. Other Operating Expenses

The cost of goods sold, selling and administrative expenses include the following other operating expenses:

in TEUR	2007	2006
Non-income based taxes	23,349	23,680
Loss on the disposal of fixed assets, excluding financial assets	4,901	4,949
Transportation costs for customer deliveries	123,715	110,490
Internal transport	84,733	79,583
Environmental protection measures	12,114	8,900
Uncollectible receivables	2,264	1,175
Services	129,416	117,001
Miscellaneous	89,622	71,702
Other operating expenses	**470,141**	**417,480**

A reconciliation of expenses under the total cost method to expenses under the cost of sales method is provided on page 110.

The cost of services is comprised primarily of expenses for temporary personnel, business trips and travel, legal advising and consulting, advertising and telecommunications. Miscellaneous other expenses consist mainly of rents, commissions, patent and trademark rights, business entertainment and research and development. Research and development expenses at Wienerberger are limited to the cost of product development, process technology, the improvement of environmental standards and laboratory activities. The development costs for successful research programs are generally capitalized under the related asset. In 2007 research activities totaled TEUR 8,227 (2006: TEUR 5,231).

12. Other Operating Income

A reconciliation of income and expenses under the total cost method to income and expenses under the cost of sales method is provided under note 13.

in TEUR	2007	2006
Income from the disposal and write-up of tangible assets, excluding financial assets	15,379	14,617
Income from rental and leasing contracts	4,329	3,984
Subsidies	4,253	4,009
Insurance compensation	1,041	1,623
Miscellaneous	26,026	45,101
Other operating income	**51,028**	**69,334**

Miscellaneous other operating income represents sales-like revenues that are not part of the direct business activities of the Wienerberger Group.

13. Reconciliation of Results according to Cost of Sales and Total Cost Method

In an income statement prepared according to the cost of sales method, expenses are classified by functional area. Under the total cost method, the amounts for each individual category of expenses are shown and then adjusted to reflect the increase or decrease in finished and semi-finished goods in order to present the expenses related to the actual volume of goods sold. The relationship of these two methods is explained below, whereby changes in inventories and the capitalization of costs relating to the construction of qualified fixed assets are included under the cost of materials:

in TEUR	Cost of freight	Cost of materials	Cost of merchandise	Depreciation	Cost of energy	Personnel expenses	Other income	Other expenses	Total
Cost of goods sold	0	399,466	151,946	164,554	346,541	335,354	-3,001	116,138	**1,510,998**
Selling expenses	136,724	21,568	924	7,715	5,005	149,564	-3,867	137,156	**454,789**
Administrative expenses	0	0	0	10,041	1,085	93,998	-3,401	47,652	**149,375**
Other operating expenses	0	0	0	15,745	1,621	0	0	32,444	**49,810**
Other operating income	0	0	0	0	0	0	-40,759	0	**-40,759**
Amortization of goodwill	0	0	0	0	0	0	0	0	**0**
	136,724	**421,034**	**152,870**	**198,055**	**354,252**	**578,916**	**-51,028**	**333,390**	**2,124,213**

14. Non-recurring Income and Expenses

The Group did not recognize any non-recurring income or expenses during the reporting year. In the previous year gains of TEUR 5,056 and losses of TEUR 7,141 were reported.

15. Interest and Other Financial Results

In accordance with the categories defined by IAS 39, interest and other financial results are comprised of the following items:

2007 *in TEUR*	**Total**	**Loans and receivables**	**AfS** [1]	**Derivatives**
Interest and similar income	43,947	43,623	324	0
Interest and similar expense	-87,029	-87,029	0	0
Interest result	**-43,082**	**-43,406**	**324**	**0**
Income from third parties (dividends)	696	0	695	0
Income from subsidiaries	164	0	0	0
Gains on the disposal of available-for-sale (AfS) financial instruments	10,820	0	10,820	0
Valuation of fair value hedges	7,017	0	0	7,017
Impairment results	-279	0	-279	0
Valuation of held-for-trading financial instruments	-27	0	0	-27
Foreign exchange differences	6,859	0	0	0
Banking fees	-4,434	0	0	0
Miscellaneous	-89	0	0	0
Other financial results	**20,727**	**0**	**11,236**	**6,990**
Total	**-22,355**	**-43,406**	**11,560**	**6,990**

2006 *in TEUR*	**Total**	**Loans and receivables**	**AfS** [1]	**Derivatives**
Interest and similar income	34,661	34,661	0	0
Interest and similar expense	-82,828	-82,828	0	0
Interest result	**-48,167**	**-48,167**	**0**	**0**
Income from third parties (dividends)	540	0	540	0
Income from subsidiaries	-1,271	0	0	0
Gains on the disposal of available-for-sale (AfS) financial instruments	0	0	0	0
Valuation of fair value hedges	0	0	0	0
Impairment results	-703	0	-703	0
Valuation of held-for-trading financial instruments	0	0	0	0
Foreign exchange differences	6,978	0	0	0
Banking fees	-3,684	0	0	0
Miscellaneous	0	0	0	0
Other financial results	**1,860**	**0**	**-163**	**0**
Total	**-46,307**	**-48,167**	**-163**	**0**

1) AfS=Available-for-sale

Losses of TEUR 127 on available-for-sale financial assets were recognized directly in equity during reporting year, and are shown on the changes in equity statement under other changes. The sale of securities generated income of TEUR 10,820. Available-for-sales securities also include losses of TEUR 279 that were recognized to profit or loss, and resulted from lasting impairment. The measurement of fair value hedges at their market value generated income of TEUR 7,017.

Banking fees include current expenses, and also reflect the allocation of capitalized transaction costs for the conclusion of credits or issue of bonds (above all, bank fees) over the term of the financing. The reversal of discounts is included under interest result.

16. Income Taxes

This item includes income taxes paid and owed by Group companies as well as provisions for deferred taxes.

in TEUR	**2007**	**2006**
Current tax expense	40,009	44,706
Deferred tax expense	22,527	14,292
Income taxes	**62,536**	**58,998**

The effective tax rate for 2007 was 17.4% (2006: 21.3%). This rate is a weighted average of the effective local income tax rates of all companies included in the consolidation.

The difference between the current Austrian corporate tax rate of 25% (2006: 25%) and the Group tax rate shown in these statements is due to the following factors:

in TEUR	**2007**	**2006**
Profit before tax	**358,376**	**277,339**
Tax expense at tax rate 25%	**-89,594**	**-69,335**
Other foreign tax rates	9,639	-8,391
Non-temporary differences and tax income and expense from prior periods	16,223	14,999
Change in valuation allowances for deferred tax assets and tax-loss carryforwards	2,470	1,550
Changes in tax rates	-1,274	2,179
Effective tax expense	**-62,536**	**-58,998**
Effective tax rate in %	17.4	21.3

17. Earnings per Share, Recommendation for the Distribution of Profits

The capital increase that was carried out in October of the reporting year increased the number of issued shares from 74,167,796 to 83,947,689. Wienerberger carried out a share buyback program from March 12 to 21, 2007, primarily to service the stock option plans, which resulted in the purchase of 300,000 shares. During the reporting year Wienerberger management exercised 33,000 options for Wienerberger shares from the 2003 stock option plan at a price of EUR 15.50 per share and 303,402 options from the 2004 plan at a price of EUR 25.00 per share. These shares were drawn from treasury stock. As of December 31, 2007, 813,603 shares were held as treasury stock (2006: 850,005) and were deducted prior to the calculation of earnings per share. The resulting weighted average number of shares for the calculation of earnings per share in 2007 equaled 75,490,691.

Number of shares	2007	2006
Outstanding	83,947,689	74,167,796
Treasury stock	813,603	850,005
Weighted average	75,490,691	73,308,816

Options from 2003, 2004, 2005, 2006 and 2007 lead to a dilution of earnings per share as defined in IAS 33 because the option price was lower than the average price for the year. The dilution totaled 200,247 shares and led to a minimal reduction in earnings per share to EUR 3.45 (2006: EUR 2.94).

In accordance with the provisions of the Austrian Stock Corporation Act, the financial statements of Wienerberger AG as of December 31, 2007 form the basis for the dividend payment. These financial statements show a net profit of EUR 121,079,078.66. The Managing Board recommends the Annual General Meeting approve a dividend of EUR 1.45 per share, for a total payment of EUR 121,724,149.05, on issued capital of EUR 83,947,689, less a proportional share of EUR 1,179,724.35 for treasury stock, resulting in an amount of EUR 120,544,424.70. The Managing Board also recommends that the Annual General Meeting approve the carry forward of the remaining EUR 534,653.96.

Notes to the Cash Flow Statement

The Cash Flow Statement for the Wienerberger Group shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting year. Cash and cash equivalents (liquid funds) include cash on hand and deposits with banks. Securities and current liabilities owed to financial institutions are not part of cash and cash equivalents. The effects of company acquisitions and disposals are eliminated and shown separately under net payments made for the acquisition of companies. Data from foreign Group companies are generally translated at the average exchange rate for the year. In contrast to this practice, cash and cash equivalents are valued at the exchange rate in effect on the balance sheet date.

18. Cash Flow from Investing Activities

The acquisition of plant, property and equipment and intangible assets resulted in an outflow of funds totaling TEUR 319,604 (2006: TEUR 360,659). This amount includes TEUR 120,182 for maintenance, replacement rationalization and environmental protection investments (maintenance capex) as well as TEUR 199,422 for the construction or expansion of new plants and acquisitions (growth investments). Investments of TEUR 10,539 (2006: TEUR 3,946) were made in financial assets.

Cash inflows from the disposal of fixed and financial assets totaled TEUR 24,884 (2006: TEUR 29,206). These disposals generated gains of TEUR 7,545 (2006: TEUR 13,183).

Net payments made for the acquisition of companies totaled:

in TEUR	**2007**	**2006**
Payments made for companies acquired	319,902	161,388
Cash from companies consolidated for the first time	-431	742
Acquisition of minority stakes	6,544	7,613
Cash outflows from deconsolidated companies	0	0
Net payments made for the acquisition of companies	**326,015**	**169,743**

Net payments of TEUR 326,015 (2006: TEUR 169,743) for the acquisition of companies include the purchase price for the proportional share of equity as well as any debt assumed in connection with the transaction (debt-free company).

The reconciliation from total investments to maintenance capex and growth investments made by the Wienerberger Group is as follows:

in TEUR	**2007**	**2006**
Payments made for investments in tangible and intangible assets	319,604	360,659
Net payments made for the acquisition of companies	326,015	169,743
Total investments	**645,619**	**530,402**
Maintenance, replacement, rationalization and environmental investments	120,182	100,242
Maintenance capex	**120,182**	**100,242**
Payments made for new plant construction and renovation	199,422	260,417
Net payments made for the acquisition of companies	326,015	169,743
Growth investments	**525,437**	**430,160**

Notes to the Balance Sheet

19. Non-current Assets

The development of non-current assets is shown on pages 94 and 95. The effect of changes in the consolidation range is shown in a separate column. The figures shown for foreign exchange rate increases and decreases represent amounts arising from the use of different exchange rates to translate the assets of foreign companies at the beginning of the year and year-end.

Goodwill is distributed among the individual segments of business as follows:

in TEUR	2007	2006
Central-East Europe	51,505	44,740
Central-West Europe	84,231	65,629
North-West Europe	368,874	298,198
North America	201,157	195,625
Investments and Other	141	141
Goodwill	**705,908**	**604,333**

Goodwill in the North-West Europe segment resulted primarily from the acquisition of Baggeridge (TEUR 54,457) and the business activities in Great Britain (TEUR 67,260) as well as the roof tile business in Belgium, the Netherlands and France (total: TEUR 200,363). In North America goodwill arose from the purchase of General Shale (TEUR 129,995), the Robinson Group (TEUR 51,522) and Arriscraft (TEUR 19,640).

Non-current assets include land with a value of TEUR 356,142 (2006: TEUR 296,103). Capitalized interest expense and foreign currency differences on new plant construction totaled TEUR 3,254 in 2007 (2006: TEUR 3,040). Of total non-current assets, TEUR 1,150 meet the criteria defined in IFRS 5 for ***classification as non-current assets held for sale and discontinued operations***, whereby the sale of these assets within one year is highly probable.

In addition to operating leases, the Wienerberger Group also uses ***finance leases*** to a limited extent. Property, plant and equipment include the following assets obtained through finance leases:

in TEUR	2007	2006
Acquisition costs	42,820	32,514
Depreciation (accumulated)	8,376	9,466
Book value	34,444	23,048

Obligations arising from operating leases, license agreements and rental contracts for the use of property, plant and equipment not shown on the balance sheet represent liabilities of:

in TEUR	2007	2006
For the following year	15,993	18,249
For the next two to five years	38,901	66,251
Over five years	18,690	19,618

Payments arising from operating leases, license and rental agreements totaled TEUR 37,028 (2006: TEUR 34,120).

The balance sheet item investment property includes real estate and buildings with a book value of TEUR 26,511 (2006: TEUR 28,773), which are not used in current business operations. These assets are scheduled for sale over the middle to long-term, and are therefore classified as investment property. Based on comparable transactions, the present value of these assets is estimated at TEUR 45,743 (2006: TEUR 39,917). This property generated rental and other income of TEUR 172 in 2007 (2006: TEUR 12). The Group sold investment property with a book value of TEUR 703 during the reporting year.

20. Inventories

in TEUR	2007	2006
Raw materials and consumables	101,985	77,677
Semi-finished goods	92,004	84,259
Finished goods and merchandise	471,140	346,337
Prepayments	4,632	1,570
Inventories	**669,761**	**509,843**

Palettes are included under raw materials and consumables. Clay purchased from third parties is shown together with clay extracted from Group pits under semi-finished goods. Impairment losses of TEUR 11,308 (2006: TEUR 6,796) were recognized to products in cases where the net realizable value (selling price less selling and administrative expenses) was less than the acquisition or production cost.

21. Receivables, Securities and Other Financial Assets

Loans and Receivables

	2007			2006		
in TEUR	Total	Remaining term <1 year	Remaining term >1 year	Total	Remaining term <1 year	Remaining term >1 year
Trade receivables from third parties	210,514	209,323	1,191	221,710	221,110	600
Trade receivables from subsidiaries	492	492	0	615	615	0
Trade receivables	**211,006**	**209,815**	**1,191**	**222,325**	**221,725**	**600**
Financial receivables from subsidiaries	10,285	10,285	0	11,546	11,546	0
Receivables arising from loans	10,459	2,779	7,680	12,408	2,663	9,745
Loans granted	**20,744**	**13,064**	**7,680**	**23,954**	**14,209**	**9,745**
Loans and receivables	**231,750**	**222,879**	**8,871**	**246,279**	**235,934**	**10,345**

Loans and receivables are carried at amortized cost, which is adjusted to reflect any necessary individual valuation adjustments. In 2007 individual valuation adjustments totaled TEUR 2,264 (2006: TEUR 1,175). Individual valuation adjustments made to receivables during the reporting year represent less than 1% of total receivables and are therefore not shown separately. The receivables due from Group companies result primarily from loans granted. Trade receivables totaling TEUR 12,653 (2006: TEUR 12,737) are secured by notes payable.

Available-for-Sale Financial Instruments

	2007				2006			
	Book value *in TEUR*	Market value *in TEUR*	Market value changes recog. in equity *in TEUR*	Ø Effective interest rate *in %*	Book value *in TEUR*	Market value *in TEUR*	Market value changes recog. in equity *in TEUR*	Ø Effective interest rate *in %*
Shares in funds	4,734	4,734	-77	1.40	5,168	5,168	0	1.44
Corporate bonds	8,222	8,222	-50	4.47	10,542	10,542	0	5.49
Stock	6,451	6,451	0	-	7,576	7,576	0	-
Other	712	712	0	-	194	194	0	-
Available-for-sale financial instruments	**20,119**	**20,119**	**-127**		**23,480**	**23,480**	**0**	-

Held-for-Trading Financial Instruments

	2007		2006	
	Book value *in TEUR*	Market value *in TEUR*	Book value *in TEUR*	Market value *in TEUR*
Derivatives from cash flow hedges	44,579	44,579	16,524	16,524
Derivatives from fair value hedges	0	0	0	0
Other derivatives	3,388	3,388	0	0
Derivatives with positive market values	**47,967**	**47,967**	**16,524**	**16,524**

The carrying values of securities and other financial assets total TEUR 88,830 (2006: TEUR 63,958). This amount includes TEUR 20,744 (2006: TEUR 23,954) of loans granted, TEUR 20,119 (2006: TEUR 23,480) of available-for-sale financial instruments and TEUR 47,967 (2006: TEUR 16,524) of derivatives with positive market value.

22. Other Receivables, Prepaid Expenses and Deferred Charges

	2007			2006		
in TEUR	Total	Remaining term <1 year	Remaining term >1 year	Total	Remaining term <1 year	Remaining term >1 year
Market value of plan assets in excess of pension obligations	8,530	8,530	0	9,461	9,461	0
Prepaid expenses and deferred charges	9,353	9,353	0	7,338	7,338	0
Miscellaneous receivables	87,874	70,001	17,873	74,879	58,713	16,166
Other current receivables, prepaid expenses and deferred charges	**105,757**	**87,884**	**17,873**	**91,678**	**75,512**	**16,166**

Miscellaneous receivables include receivables due from taxation authorities and social security carriers.

23. Capital and Reserves

The development of capital and reserves in 2007 and 2006 is shown on page 93.

Efficient capital structure management is a key goal of Wienerberger, whereby the composition of the capital structure is closely linked with the capital-intensive nature of the brick and roof tile business. Activities in this financial area are designed above all to guarantee a sufficient equity base to safeguard the continued existence of the Group, finance expansion and permit the payment of dividends, while maintaining the current Standard & Poor's and Moody's ratings. In this respect, the key indicators for Wienerberger are net debt / EBITDA and net interest (interest cover). The goal of Wienerberger is to hold the net debt / EBITDA ratio below 3.25 years; as of December 31, 2007 this indicator equalled 1.0 (2006: 2.5). Interest cover was 12.8 (2006: 9.8) at year-end 2007 and significantly exceeded our target of 5.8, which represents the minimum value according to our financial guidelines.

Equity totaled TEUR 2,672,709 as of December 31, 2007, compared to TEUR 1,591,443 in the prior year. This growth was supported by an increase in retained earnings, which resulted from net profit recorded for the year, as well as the issue of a hybrid bond in February and a capital increase in October.

On February 9, 2007 Wienerberger AG issued a perpetual bond with a volume of TEUR 500,000, which is subordinated to all other creditors. The instrument carries a coupon of 6.5%, which can also be suspended if the dividend is postponed. After ten years, Wienerberger AG may call the bond or extend the term at a higher variable interest rate (EURIBOR + 325 bps). Since this instrument meets the IFRS criteria for classification as equity, the hybrid bond is shown as a component of equity. As a consequence of this treatment, the coupons payable are not shown under financial results on the income statement but as part of the use of earnings on the changes in equity statement. The issue costs and discount equaled TEUR 7,104, and resulted in a net addition of TEUR 492,896 to equity. The proportional share of accrued coupon interest for 2007 equaled TEUR 29,069; this amount was reflected in the calculation of earnings per share, and led to a reduction of EUR 0.39 in earnings per share.

Retained earnings of TEUR 1,407,720 (2006: TEUR 1,174,075) include the retained earnings of Wienerberger AG and the retained earnings of subsidiaries not eliminated during the capital consolidation. Group profit for 2007, excluding the share of profit due to minority interest, is shown under retained earnings.

The share capital of Wienerberger AG totaled EUR 83,947,689 after the capital increase in October, and is divided into 83,947,689 shares with zero par value. The capital increase involved the issue of 9,779,893 new shares at a price of EUR 45 per share. The issue costs equaled TEUR 15,959 and the net increase in equity totaled TEUR 424,136. Of the net proceeds, TEUR 9,780 were credited to share capital and TEUR 414,356 to the share premium account.

The Annual General Meeting on May 10, 2007 empowered the Managing Board to repurchase up to 10% of authorized share capital within a period of 18 months. Furthermore, the Annual General Meeting on May 11, 2004 passed a resolution that gives the Managing Board of Wienerberger AG the option to carry out a capital increase through the issue of up to 31,639,486 new shares. Any capital increase carried out within the framework of this authorization, which is valid for five years, must be approved by the Supervisory Board. In 2004 a total of 8,888,823 new shares were issued to finance the acquisition of Koramic Roofing and other growth projects. The Annual General Meeting on May 11, 2004 also authorized the Managing Board to issue up to 1,000,000 shares to serve the stock option plans over the next five years; this authorization has not been used to date.

Wienerberger will also continue its previous dividend policy in 2007 and plans to distribute approximately 45% (2006: 44%) of net profit for the reporting year. The Austrian Stock Corporation Act and the Articles of Association of Wienerberger AG contain provisions that – if approved by a majority of shareholders at the Annual General Meeting – would permit a change in this dividend policy, the execution of capital increases or capital decreases, the start of share buyback programs, the modification of the investment program and/or the sale of assets in order to maintain an efficient capital structure.

Free float is distributed among Austrian and international investors (also see page 62), whereby one international fund holds more than 10% of issued capital and two international funds each hold more than 5% of the issued capital of Wienerberger AG. AIM Trimark Investments, which is headquartered in Canada, announced in January 2008 that it holds more than 10% of Wienerberger shares. The US firm Dodge & Cox, Inc. reported a holding of more than 5% in October 2007, and Capital Research and Management Company, which has its registered office in Los Angeles, has held an investment of more than 5% since August 2006. The Wienerberger share is traded in the Prime Market Segment of the Vienna Stock Exchange as well as a Level 1 ADR Program of the Bank of New York on the OTC market in the USA.

24. Provisions

in TEUR	1.1.2007	Foreign exchange incr./decr.	Chg. in consolidation range	Reversal	Use	Addition	31.12.2007
Provisions for severance payments	13,221	25	1,314	25	2,683	3,249	15,101
Provisions for pensions	55,011	-3,568	9,631	315	13,964	9,273	56,068
Provisions for service anniversary bonuses	4,792	107	0	156	151	449	5,041
Employee-related provisions	**73,024**	**-3,436**	**10,945**	**496**	**16,798**	**12,971**	**76,210**
Provisions for deferred taxes	**110,569**	**-4,654**	**11,369**	**3,477**	**1,541**	**12,779**	**125,045**
Provision for warranties	25,573	-38	97	2,541	3,236	5,007	24,862
Provision for site restoration	28,958	356	930	1,335	3,089	10,293	36,113
Provisions for environmental measures	3,559	-2	603	21	604	143	3,678
Other non-current provisions	**58,090**	**316**	**1,630**	**3,897**	**6,929**	**15,443**	**64,653**
Non-current provisions	**241,683**	**-7,774**	**23,944**	**7,870**	**25,268**	**41,193**	**265,908**
Provisions for current taxes	5,439	35	0	16	4,700	2,780	3,538
Other current provisions	40,986	-194	3,400	18,928	18,700	37,411	43,975
Current provisions	**46,425**	**-159**	**3,400**	**18,944**	**23,400**	**40,191**	**47,513**
Provisions	**288,108**	**-7,933**	**27,344**	**26,814**	**48,668**	**81,384**	**313,421**

25. Provisions for Pensions

Wienerberger has made pension commitments to selected managers as well as all employees in the Netherlands, Great Britain, the USA and Switzerland. Defined contribution plans represent the goal for future pension agreements. In 2004 a number of ***defined benefit*** pension agreements with active managers were converted to ***defined contribution*** pension models through the transfer of previously earned claims to a pension fund. Wienerberger has also made a number of defined pension commitments mainly to former managers, which are not tied to plan assets; the length of service forms the basis for retirement benefits under these plans. General Shale (USA) employees have a funded defined benefit pension plan as well as non-funded health insurance; the amount by which the fair value of pension plan assets exceeds pension obligations is shown under other receivables. ZZ Wancor (Switzerland) has a defined contribution pension plan through an external pension fund. Claims earned by Dutch employees are satisfied primarily through contributions to an industry-wide pension fund in the Netherlands. The defined benefit obligation and planned assets of all Dutch group companies were transferred to this fund. In Great Britain a defined contribution pension plan covers all employees. The member companies of thebrickbusiness, which was acquired during

2004, had a defined benefit model up to the end of 2003; a provision was created to reflect these obligations. Baggeridge PLC implemented a defined benefit pension plan in 1999, whereby the earned pension obligations equal TEUR 40,903. In 2007 the provision for pensions was reduced by an release of TEUR 3,316 to the income statement to reflect the discontinuation of part of the former defined benefit pension plans. The provisions for pensions totaled TEUR 56,068 in 2007.

The major actuarial parameters and relevant accounting principles are described on pages 105 and 106.

Total pension expenses for 2007 cover both defined contribution and defined benefit pension plans, and include the following components:

in TEUR	**2007**	**2006**
Defined contribution plans		
Expenses for defined contribution pension plans	**8,510**	**7,324**
Defined benefit plans		
Service costs for defined benefit pension plans	4,540	6,024
Interest costs	7,827	9,308
Expected income from plan assets	-6,649	-8,087
Actuarial gain/loss	-3,268	-3,674
Past service cost	-464	-45
Effect of plan curtailments and settlements	0	0
Expenses for defined benefit plans	**1,986**	**3,526**
Total expenses for pensions	**10,496**	**10,850**

Gross pension obligations represent the present value of pension commitments as calculated by actuaries. Total pension obligations of TEUR 179,318 (2006: TEUR 191,396) include TEUR 165,306 (2006: TEUR 174,402) that are covered in part or in full by investments in funds (plan assets). The reconciliation from gross pension obligations to net obligations as shown on the balance sheet is made by deducting unrecognized past service cost and unrecognized actuarial gains and losses as well as the fair value of pension plan assets. Of the total net obligations, TEUR 11,103 are related to the US (retirement) health insurance program. The component parts of pension obligations and their coverage through plan assets are shown on the following page:

in TEUR	Defined benefit obligation 2007	2006	Fair value of plan assets 2007	2006
Value as of 1.1.	**191,396**	**196,765**	**140,378**	**134,906**
Changes in consolidation range	40,903	923	31,491	0
Foreign exchange increase/decrease	-12,194	-3,039	-9,024	-4,991
Service costs for defined benefit plans	4,540	6,024	0	0
Interest costs	7,364	9,308	0	0
Expected income from plan assets			6,649	8,087
Effects of plan curtailments and settlements	-44,000	3	-43,072	3
Actuarial gain/loss	-1,203	-11,938	5,385	1,143
Past service cost	582	137		0
Payments to retirees	-8,486	-7,980	-8,486	-7,980
Payments received from employees	416	1,193	416	1,193
Payments received from employers	0	0	5,943	8,017
Value as of 31.12.	**179,318**	**191,396**	**129,680**	**140,378**
Fair value of plan assets (funded)	-129,680	-140,378		
Present value of unfunded obligation as of 31.12.	**49,638**	**51,018**		
Non-recorded past service cost	268	0		
Non-recorded actuarial gains/losses (off-balance sheet risk)	-2,368	-5,468		
Net pension obligations recorded as of 31.12.	**47,538**	**45,550**		
Thereof provision for pensions (p. 119)	56,068	55,011		
Thereof fair value of plan assets in excess of pension obligations (p. 117)	8,530	9,461		

Pension plan assets are comprised of assets from the defined contribution pension plans in the USA, and the former defined benefit plan in Great Britain. The expected return on plan assets in 2007 was TEUR 6,649, and the actual return was TEUR 12,034. The plan assets are invested in stocks (14%), bonds (19%) and other assets (67%).

Legal regulations grant Austrian employees the right to a lump-sum payment at retirement or termination by the employer, whereby the amount of the payment is dependent on the length of service. These future obligations are reflected in provisions for severance payments. There are similar obligations in France and Italy.

26. Provisions for Deferred Taxes

Deferred tax assets and provisions for deferred taxes as of December 31, 2007 and December 31, 2006 are the result of the following temporary valuation and accounting differences between carrying amounts in the IFRS financial statements and the relevant tax bases:

	2007		2006	
in TEUR	**Assets**	**Equity and Liabilities**	**Assets**	**Equity and Liabilities**
Intangible assets	1,765	-24,806	887	-19,906
Property, plant and equipment	8,009	-102,081	20,586	-103,100
Financial assets	0	-27	0	-236
Inventories	1,597	-9,408	2,554	-7,940
Receivables	3,269	-2,971	3,416	-2,424
Cash and cash at bank	0	0	0	-2
Deferred charges	1,926	-4,121	1,394	-3,571
	16,566	**-143,414**	**28,837**	**-137,179**
Untaxed reserves	0	-16,078	0	-11,342
Provisions	21,700	-2,154	22,019	-2,298
Liabilities	7,332	-6,265	7,851	-3,304
Deferred income	19,164	-2,735	25,968	-2,040
	48,196	**-27,232**	**55,838**	**-18,984**
Tax loss carryforwards	69,557		80,895	
Deferred tax assets/provisions	**134,319**	**-170,646**	**165,570**	**-156,163**
Valuation allowance for deferred tax assets	-43,339		-58,534	
Offset within legal tax units and jurisdictions	-45,601	45,601	-45,594	45,594
Net deferred tax assets and provisions	**45,379**	**-125,045**	**61,442**	**-110,569**

In the consolidated financial statements, deferred tax assets were not calculated on temporary differences and tax loss carryforwards of TEUR 43,339 (2006: TEUR 58,534) because their use as tax relief is not yet sufficiently certain.

In accordance with IAS 12.39, provisions for deferred taxes were not recorded on temporary differences related to shares owned in subsidiaries. The cumulative value of shares in subsidiaries is TEUR 175,465 (2006: TEUR 104,813) less than the pro rata share of equity owned in subsidiaries.

27. Liabilities

Other Liabilities

Liabilities are measured at amortized cost. The remaining terms of the various categories of liabilities are shown in the following table:

2007 *in TEUR*	Total	Remaining term <1 year	Remaining term 1-5 years	Remaining term >5 years	Thereof secured by collateral
Interest-bearing loans	935,337	123,364	791,685	20,288	0
Finance leases	12,791	5,673	6,953	165	1
Financial liabilities owed to subsidiaries	835	835	0	0	0
Financial liabilities	**948,963**	**129,872**	**798,638**	**20,453**	**1**
Trade payables owed to third parties	185,989	185,472	517	0	1
Trade payables owed to subsidiaries	416	416	0	0	0
Trade payables	**186,405**	**185,888**	**517**	**0**	**1**
Prepayments received on orders	1,790	1,585	205	0	1
Amounts owed to tax authorities and social security carriers	60,328	59,946	174	208	0
Deferred income	29,612	19,409	8,567	1,636	86
Miscellaneous liabilities	116,631	91,811	16,547	8,273	1
Other liabilities	**208,361**	**172,751**	**25,493**	**10,117**	**88**
Liabilities as per balance sheet	**1,343,729**	**488,511**	**824,648**	**30,570**	**90**

2006 *in TEUR*	Total	Remaining term <1 year	Remaining term 1-5 years	Remaining term >5 years	Thereof secured by collateral
Interest-bearing loans	1,386,576	595,857	341,225	449,494	18,470
Finance leases	16,175	8,766	5,575	1,834	0
Financial liabilities owed to subsidiaries	1,990	1,990	0	0	0
Financial liabilities	**1,404,741**	**606,613**	**346,800**	**451,328**	**18,470**
Trade payables owed to third parties	200,152	200,058	94	0	0
Trade payables owed to subsidiaries	176	176	0	0	0
Trade payables	**200,328**	**200,234**	**94**	**0**	**0**
Prepayments received on orders	1,102	1,102	0	0	0
Amounts owed to tax authorities and social security carriers	45,232	44,983	42	207	0
Deferred income	35,298	12,000	12,474	10,824	0
Miscellaneous liabilities	108,080	83,349	12,700	12,031	0
Other liabilities	**189,712**	**141,434**	**25,216**	**23,062**	**0**
Liabilities as per balance sheet	**1,794,781**	**948,281**	**372,110**	**474,390**	**18,470**

Collateral is comprised primarily of mortgages on land and guarantee agreements.

Other liabilities include TEUR 49,051 (2006: TEUR 47,309) due to employees and TEUR 26,338 (2006: TEUR 27,833) of accruals for bonuses and other sales deductions due to customers as well as TEUR 41,318 (2006: TEUR 24,875) of liabilities due to tax authorities. Deferred income includes TEUR 12,702 (2006: TEUR 31,694) of subsidies and investment allowances granted by third parties, which are released to the income statement over the useful life of the related assets.

Financial liabilities also include derivative financial instruments with negative market values.

Held-for-trading Financial Instruments

in TEUR	**2007**	**2006**
Derivatives from cash flow hedges	26,308	0
Derivatives from fair value hedges	8,538	8,562
Other derivatives	1,185	0
Derivatives with negative market values	**36,031**	**8,562**

Analysis of contractual cash flows

2007 *in TEUR*	**Book value [1]** **31.12.2007**	**Total**	**<6 months**	**6-12 months**	**1-2 years**	**2-5 years**	**>5 years**
Bonds	407,049	-477,500	-15,500	0	-15,500	-446,500	0
Commercial paper	0	0	0	0	0	0	0
Liabilities to banks	523,932	-562,884	64,981	-58,952	-65,808	-409,323	-93,782
Liabilities to non-banks	4,356	-6,986	-1	-1,481	-188	-750	-4,566
Original financial instruments	**935,337**	**-1,047,370**	**49,480**	**-60,433**	**-81,496**	**-856,573**	**-98,348**
Interest rate derivatives	8,538	3,654	-6,369	-3,278	-3,579	16,880	0
Forward exchange contracts and interest rate swaps	-20,438	891	3,637	24,186	0	-26,932	0
Derivative financial instruments	**-11,900**	**4,545**	**-2,732**	**20,908**	**-3,579**	**-10,052**	**0**
Contractual cash flows	**923,437**	**-1,042,825**	**46,748**	**-39,525**	**-85,075**	**-866,625**	**-98,348**

2006 *in TEUR*	**Book value [1]** **31.12.2006**	**Total**	**<6 months**	**6-12 months**	**1-2 years**	**2-5 years**	**>5 years**
Bonds	402,625	-493,000	-15,500	0	-15,500	-462,000	0
Commercial paper	189,265	-189,900	-189,900	0	0	0	0
Liabilities to banks	791,996	-826,700	-403,052	-33,069	-61,906	-324,718	-3,955
Liabilities to non-banks	2,690	-1,937	0	-1,844	-2	-91	0
Original financial instruments	**1,386,576**	**-1,511,537**	**-608,452**	**-34,913**	**-77,408**	**-786,809**	**-3,955**
Interest rate derivatives	8,652	-274	33,398	-5,164	-10,049	-18,459	0
Forward exchange contracts and interest rate swaps	-25,176	-484	199	-204	-479	0	0
Derivative financial instruments	**-16,524**	**-758**	**33,597**	**-5,368**	**-10,528**	**-18,459**	**0**
Contractual cash flows	**1,370,052**	**-1,512,295**	**-574,855**	**-40,281**	**-87,936**	**-805,268**	**-3,955**

1) Negative values indicate an asset balance

28. Contingent Liabilities and Guarantees

Contingent liabilities result from obligations to third parties, and are comprised of:

in TEUR	31.12.2007	31.12.2006
Sureties	432	186
Contingent liabilities	2,221	1,472
Obligations from bills of exchange	0	0
Other contractual obligations	16,950	48
Contingent liabilities	**19,603**	**1,706**

All contingent liabilities reflect possible future obligations whose existence can only be confirmed by the occurrence of a future event that is completely uncertain as of the balance sheet date. The only financial obligations above and beyond these contingent liabilities and guarantees (***off balance sheet risks***) are the unrecognized actuarial losses arising from pension obligations (see page 121). The other contractual obligations are related to two independent real estate transactions, which were closed after the balance sheet date.

Financial Instruments

29. Financial Instruments

Financial liabilities are comprised of the following items:

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value per 31.12. *in TEUR*	Effective interest rate *in %*
Loans	*EUR*	393,456	366,372	377,341	2.71
			366,372	**377,341**	
Roll-over	*EUR*	500	500	500	5.30
			500	**500**	
Current loans	*EUR*	36,985	29,570	30,003	5.08
			29,570	**30,003**	
Fixed interest loans due to financial institutions			**396,442**	**407,844**	

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value per 31.12. *in TEUR*	Effective interest rate *in %*
Loans	*EUR*	56,807	52,600	51,742	5.65
			52,600	**51,742**	
Roll-over	*EUR*	923	932	923	5.13
			932	**923**	
Current loans	*EUR*	50,089	47,120	47,144	1.95
	BGN	5	3	3	0.00
	CZK	4,865	183	183	5.09
	GBP	18	25	25	0.00
	HRK	42	6	6	0.00
	HUF	100	0	0	0.00
	RON	10	3	3	0.00
	SKK	9	0	0	0.00
	USD	79	54	54	0.00
			47,393	**47,418**	
Variable interest loans due to financial institutions			**100,926**	**100,083**	

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value per 31.12. *in TEUR*	Effective interest rate *in %*
Bonds – fixed interest	*EUR*	405,554	379,026	407,049	4.93
Roll-over – fixed interest	*EUR*	2,550	1,288	1,275	5.00
Current loans – fixed interest	*EUR*	231	231	233	4.35
Loans – variable interest	*EUR*	3,427	12,546	15,867	5.04
	USD	4,314	3,305	2,986	
Loans due to non-banks			**396,396**	**427,410**	

In April 2005 Wienerberger issued a seven-year, fixed-interest, bullet repayment bond with a volume of TEUR 400,000, which is recorded under long-term borrowings. The related expenses of TEUR 10,139 (bank charges and interest rate hedges) were recorded together with the bond and not recognized to profit or loss. The difference will be recognized as interest expense or bank charges over the term of the bond in accordance with the effective interest rate method. The carrying amount of the bond includes accrued interest of TEUR 10,592.

Interest rates (variable, fixed) can be exchanged through the conclusion of interest rate swaps. The structure of financial liabilities (variable and fixed interest rates), including the effects of interest rate swaps, is shown on page 129.

30. Derivative Financial Instruments

The fair value of forward exchange contracts is based on the market price as of the balance sheet date. The prices for comparable transactions are used to value certain OTC contracts. The fair value of interest rate swaps represents the value that the company would receive or be required to pay on termination as of the balance sheet date. Current market conditions, above all current interest rates and the credit standing of the swap partner, are taken into account in the determination of value.

The interpretation of market information necessary for the estimation of fair values also requires a certain degree of subjective judgment. This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

	2007			2006		
	Currency	**Nominal value** *31.12.2007 in 1,000 local currency*	**Market value** *31.12.2007 in TEUR*	**Currency**	**Nominal value** *31.12.2006 in 1,000 local currency*	**Market value** *31.12.2006 in TEUR*
Forward exchange, CO_2- and gas contracts	*EUR*	115,377	281	*EUR*	86,103	-570
	CZK	0	0	*CZK*	155,000	-5
	DKK	44,000	-14	*DKK*	65,800	3
	GBP	61,000	1,573	*GBP*	16,492	-370
	HUF	400,000	-1	*HUF*	850,000	-43
	USD	62,700	989	*USD*	118,809	-288
Interest rate swaps	*EUR*	278,162	-8,889	*EUR*	328,390	-8,652
Cross currency swaps	*CAD/EUR*	40,000	317			
	GBP/EUR	175,000	12,764	*GBP/EUR*	85,000	-2,030
	PLN/EUR	417,270	-21,222	*PLN/EUR*	417,270	-14,130
	CZK/EUR	560,000	-2,967	*CZK/EUR*	800,000	-2,949
	CHF/EUR	77,500	563	*CHF/EUR*	25,000	43
	HUF/EUR	20,000,000	-1,454	*HUF/EUR*	15,000,000	-2,883
	USD/EUR	349,868	29,960	*USD/EUR*	530,870	48,398
			11,900			**16,524**

Risk Report

Principles of Risk Management

The conduct of global operations exposes the Wienerberger Group to a variety of risks that are inseparable from entrepreneurial activities. These risks have an effect on the business segments of the Group as well as its assets, liabilities and planned commercial decisions.

The principles of risk management for the Wienerberger Group are defined by the Managing Board and monitored by the Supervisory Board. The implementation of risk strategies and the use of hedging instruments are coordinated centrally for the entire Group. All hedges are classified as highly effective in accordance with IAS 39.88 as a means of offsetting the hedged risks in keeping with risk management objectives. No derivatives are used for trading or speculative purposes. According to information available at the present time, there are no risks that could endanger the continued existence of the Group.

Financial Risks

Operating activities expose Wienerberger to interest rate and exchange rate risks. Derivative financing instruments, in particular forward exchange contracts and interest swaps, are used to limit and manage this risk.

Exchange Rate Risks

The exposure of the Wienerberger Group to exchange rate risk is limited because of the local nature of the building materials business, which rarely involves exports or imports. Therefore, cash flows into or out of the euro region are almost entirely related to Group dividends or loans. The foreign exchange risk on these inter-Group cash flows is managed by the holding company.

Credit financing for the purchase of current assets is concluded in the local currency of the individual companies because of the decentralized structure of the Wienerberger Group. Foreign exchange risk in the financing area is therefore reduced to a minimum, since the Group companies generally issue their invoices in local currency and these transactions form a natural hedge. The exposure of financial liabilities to foreign exchange risk is discussed under note 29.

Risks may also arise from the translation of foreign company financial statements into the euro, which is the Group currency (translation risk). The revenues, earnings, and balance sheet items of companies not headquartered in the euro region are therefore dependent on the relevant euro exchange rate. The Wienerberger risk strategy calls for minimizing translation risk as far as possible through the net investments in the foreign subsidiaries. The following table shows Group revenues and capital employed by currency, whereby the calculation of capital employed includes the effects of forward exchange contracts and foreign currency swaps.

	2007		2006	
Revenues	*in € mill.*	*Share in %*	*in € mill.*	*Share in %*
Euro	1,138.5	46	1,085.2	49
East European currencies	712.5	29	541.9	24
US Dollar	305.6	12	349.5	16
Other	320.7	13	248.4	11
Revenues	**2,477.3**	**100**	**2,225.0**	**100**

Capital employed	2007 in € mill.	2007 Share in %	2006 in € mill.	2006 Share in %
Euro	2,346.7	77	2,138.4	82
East European currencies	464.2	15	407.4	16
US Dollar	168.1	5	-54.5	-2
Other	81.2	3	106.9	4
Capital employed after hedging effect	**3,060.2**	**100**	**2,598.2**	**100**

The effects of a hypothetical change in foreign exchange rates on earnings and equity are shown in the form of sensitivity analyses. For the purpose of this presentation, change is defined as the annual volatility in the relevant exchange rate as of the balance sheet date. As of December 31, 2007, an increase in the value of the euro against the major currencies by one annual volatility calculated on the basis of daily changes in the relevant exchange rates against the euro would have led to a decrease of € 36.4 million in equity (2006: € 19.6 million) and a decrease of € 0.8 million in profit after tax (2006: € 0.8 million). A decrease in the euro compared with the major currencies would have led to a similar increase in equity and profit after tax.

Interest Rate Risks

Interest rate risk is comprised of two components: the relevant value (minimum or maximum) of the average term for the Group's financing and the separation into fixed and variable interest rates. The risk associated with fixed interest rates lies in a possible decline in interest rate levels, while the risk associated with variable interest rates arises from the possibility of an increase in interest rates. A parallel upward shift of 100 basis points in interest rates would have reduced profit after tax and equity by € 1.7 million (2006: € 6.3 million). A decrease of 100 basis points in interest rates would have increased profit after tax and equity by a similar amount.

The exposure of Wienerberger AG to the interest rate risks arising from liabilities with fixed and variable interest rates is shown below.

In order to analyze interest rate risk (fixed and variable interest rates), financial liabilities (page 125 pp) must be adjusted for the effects of derivative instruments (hedging) and short-term fixed-interest financial liabilities must be treated as variable-interest items.

in TEUR	2007 Fixed interest rate	2007 Variable interest rate	2006 Fixed interest rate	2006 Variable interest rate
Interest-bearing loans	835,254	100,083	1,196,738	189,838
Reclassification of short-term loans with fixed interest rate	-30,003	30,003	-415,902	415,902
Effects of derivative instruments (hedging)	-226,240	226,240	-271,739	271,739
Interest-bearing loans after hedging effects	**579,011**	**356,326**	**509,097**	**877,479**

Sensitivity analyses were carried out on fixed interest and variable interest financial liabilities to estimate the impact on earnings and equity.

Credit Risks

The credit risk related to partners in financial transactions is immaterial because of the strict requirements of Wienerberger's internal financial and treasury guidelines. The credit risk connected with the investment of liquid funds and securities is limited by the fact that virtually all securities held by the Group were issued by Austrian corporations and Wienerberger works only with financing partners who can demonstrate an excellent credit rating. The following table shows the maximum exposure of receivables and other financial assets to credit risks as of December 31, 2007, classified by region:

	2007		2006	
Credit risk	*in € mill.*	*Share in %*	*in € mill.*	*Share in %*
Western Europe	191.0	64	197.0	64
Central-East Europe	37.2	12	49.5	16
North America	39.4	13	33.3	11
Other	32.3	11	29.3	9
Credit risk for the Group	**299.9**	**100**	**309.1**	**100**

Trade receivables are comprised primarily of receivables due from building material retailers and large customers because the Group sells almost no products to final customers. Impairment losses recognized to receivables equal less than 1% of total receivables and are not classified separately for this reason. Valuation adjustments were also recognized to all material overdue receivables of the balance sheet date. The receivables due from a single customer in no case exceed 5% of the total receivables recognized by the Wienerberger Group.

Liquidity Risks

Liquidity risk is relatively low because the brick and roofing systems businesses generate high cash flows. Gearing and the equity base form a limit for the possible expansive growth of the Wienerberger Group.

The assets held by defined benefit pension plans (TEUR 129,680) are invested in stocks (14%), bonds (19%) and other assets (67%) and are subject to normal market risk.

Operating Risks arising from Procurement Markets

Risks arise from developments in the major economies in which Wienerberger operates across Europe and North America. The most important market segments for the Wienerberger Group are construction, in general, and new housing starts and renovation, in particular. A key parameter for the development of residential construction is the level of mortgage interest rates. In addition to this dependency on construction activity, bricks are subject to competition from other wall and roofing materials. This competition on the building materials market requires specialized research and the steady development of our primary products – bricks, clay roof tiles and pavers. Furthermore, the building materials industry is subject to seasonal fluctuations. As is the case with the entire building materials industry, the earnings of the Wienerberger Group are in part dependent on the weather. In order to avoid earnings fluctuations wherever possible, Wienerberger pursues a strategy of geographical diversification with parallel concentration on the core business. The Group's activities are subject to the usual risks inherent in local markets, where positions must be repeatedly defended against competitors and substitute products. The Group's most important customer group is the building materials sector, and further market adjustments in this branch are expected to increase pressure on prices in the future. Specific market situations can also have a negative impact on price levels, and Wienerberger therefore monitors its price strategy on a continuous basis.

Procurement, Production, Investment and Acquisition Risks

The majority of the Wienerberger plants were constructed or modernized in recent years, and the risk of operating breakdowns or longer loss of production is therefore low. Supplies of clay raw materials for the production of bricks and clay roof tiles are guaranteed on a lasting basis by sufficient deposits and long-term supply contracts.

Energy prices are dependent on international and local market developments. In 2007 energy costs for the Wienerberger Group totaled TEUR 354,252 (2006: TEUR 315,987), or 14.3% (2006: 14.2%) of revenues. These expenses are divided into 65% for natural gas, 24% for electricity, 5% for oil and 6% for coal and other materials. Despite further increases in the price of crude oil and natural gas, energy costs as a percentage of revenues matched the prior year level in 2007. Wienerberger works to minimize the risk connected with rising energy prices on liberalized markets in Great Britain and the USA (in total, 11% of energy costs) by concluding futures contracts. In numerous East European countries (in total, 23% of energy costs) the prices for natural gas are regulated by the federal government and contracts with local suppliers are negotiated each year. In most of the EU countries (in total, 66% of energy costs) Wienerberger concludes agreements with national and international suppliers, in which prices are determined using formulas that are tied to substitute products (such as light heating oil and diesel oil). These prices are in part established for longer periods of time. Therefore, futures can be concluded as a hedge against risk using a link to these substitute products.

Excess capacity in specific markets can lead to increased pressure on prices which, in turn, can result in selling prices that fail to cover production and capital costs. Wienerberger therefore monitors production capacity continuously, and adjusts this capacity by closing plants on a temporary or permanent basis or by shifting production to more efficient facilities. Furthermore, continuing optimization as well as internal and external growth projects are required to increase the value of Wienerberger. The future profitability of these projects is dependent to a large degree on their investment volume and/or acquisition price. For this reason, all growth projects must meet the defined return on investment criteria for the Group's bolt-on and strategic projects (also see the chapter "Strategy and Business Model" on page 35 pp).

Legal Risks

Business combinations may be subject to the approval of cartel authorities, depending on the market position in individual countries and/or the size of the planned acquisition. These approval procedures could lead to delays or, in individual cases, the prohibition of specific acquisitions or mergers. Wienerberger evaluates the cartel risk associated with an acquisition together with national and international legal and business experts during the early stages of work on a project in order to minimize this risk. No acquisitions planned by the Group have ever been prohibited by cartel authorities.

Due to the position of Wienerberger on individual regional markets, the pricing policy of Group subsidiaries is actively monitored by competition authorities. Price-fixing agreements are not part of Wienerberger business policies, and internal guidelines expressly prohibit such activities and call for sanctions in the event of violations.

Other Risks

Wienerberger plants exceed current legal requirements for the prevention of environmental damage, but the intensification of environmental standards presents our engineering department with a continuous range of new challenges. The landfill business was transferred to a foundation in 2001, which considerably reduced the risk for Wienerberger AG from these activities. Legal commitments are identified and met through knowledge of current legal and contractual requirements as well as cooperation with experts and external consultants.

The risks associated with a breakdown of our centralized Group data processing system as the result of natural disasters have been minimized through the parallel installation of systems at facilities in different locations. In recent years, a number of building materials companies with operations in the USA became the subject of class action suits from patients with asbestos-related diseases. After an examination of our US activities, we have classified this risk as minimal because none of our American subsidiaries has ever produced or sold asbestos products.

The Wienerberger Group will be exposed to risks related to the rising price of CO_2 certificates beginning in 2008.

Other Information

31. Significant Events occurring after the Balance Sheet Date (Supplementary Report)

On February 18, 2008 the Managing Board of Wienerberger AG made use of the authorization granted by the 138th Annual General Meeting on May 10, 2007 and decided to repurchase up to 300,000 of the company's shares during the period from February 21, 2008 to August 20, 2008. This share buyback will be carried out over the Vienna Stock Exchange at the current price of the stock, but up to a maximum price of EUR 108,28. Shares repurchased through this transaction will be used to service the stock option plan for management.

In January 2008 Wienerberger acquired a 74% stake in Sandtoft, the third largest producer of clay roof tile products in Great Britain. This company generated revenues of roughly GBP 42 million and EBITDA of GBP 5 million in 2007 with 417 employees.

32. Related Party Transactions

Transactions with companies in which members of the Supervisory Board of Wienerberger AG are active reflect third-party conditions and are immaterial in scope. Business relationships between the company and related parties, in particular members of the Managing or Supervisory Boards of Wienerberger AG, are disclosed in note 9 if any payments to these persons are involved (see remuneration report, page 25-27). Information on the stock options held by members of the Managing Board is provided in note 33. The sale of the shares in Wienerberger Börse AG (Vienna Stock Exchange) to the Wiener Städtische Versicherung AG Vienna Insurance Group was approved by the Supervisory Board of Wienerberger AG.

33. Stock Option Plan

On May 8, 2002 the Annual General Meeting of Wienerberger AG authorized the use of Wienerberger AG treasury stock for a stock option plan. Based on this authorization, an option program was implemented for key managers who have a direct influence on the development of the company. After 2002, 2003, 2004, 2005 and 2006, options were granted for the sixth time during the 2007 financial year. The number of options granted is dependent on the fulfillment of annual performance goals, with budgeted net profit for the Group again forming the target for 2007. In order for the 2007 options to become valid, Group net profit must equal at least 95% of budget. If results fall between 95 and 100%, the options will be allocated on a proportional basis.

With the exception of the members of the Managing Board (see individual list), 11 key managers were each granted 5,000 options and 57 key managers were each granted 3,000 options in 2007. The options have a five-year term, whereby the earliest exercise period begins two years after the date of granting (three years prior to the 2006 option plan). After expiration of this two-year period, the options may be exercised within certain windows four weeks after the announcement of quarterly results. If the employee resigns during this two-year period, the options expire. The exercise price equals the average of all daily closing prices over a period of four weeks beginning with the announcement of preliminary results for the past reporting year, and totals EUR 45.50 for 2007. One-third of the shares that are purchased through the exercise of these options are subject to a 24-month retention period beginning on the date of exercise; the remaining shares are not subject to a retention period. The options may not be transferred or traded, and each option represents the right to purchase one share.

In order to service the options granted in 2004, 2005, 2006 and 2007 as well as any options granted in subsequent years, the Annual General Meeting on May 12, 2005 approved the issue of authorized conditional capital as well as the purchase of treasury stock. Wienerberger carried out a share buyback program from March 12 to 21, 2007, which resulted in the purchase of 300,000 shares. During the reporting year 33,000 options for Wienerberger shares from the 2003 stock option plan were exercised at a price of EUR 15.50 each and 304,402 options from the 2004 stock option plan were exercised at a price of EUR 25.00 each. These shares were drawn from treasury stock.

The development of issued stock options is as follows:

	2007		2006	
Development of options	**Number of options**	**Average exercise price per option**	**Number of options**	**Average exercise price per option**
Total at the beginning of the year	**866,373**	**31.85**	**898,373**	**23.85**
Options granted	286,500	45.50	293,000	38.50
Options exercised	-336,402	24.07	-335,000	15.72
Options forfeited	-20,000	22.63	0	0
Options subsequently accepted by employees	0	0	10,000	15.50
Total at the end of the year	**796,471**	**40.28**	**866,373**	**31.85**
Eligible for exercise at year-end	29,598	16.59	38,000	15.50

Number of options granted	**From 2007**	**From 2006**	**From 2005**	**From 2004**	**From 2003**
Members of the Managing Board					
Wolfgang Reithofer	18,000	18,000	12,354	18,000	18,000
Heimo Scheuch	15,000	15,000	10,295	15,000	15,000
Willy Van Riet and Hans Tschuden	12,500	15,000	10,295	15,000	15,000
Johann Windisch	15,000	15,000	10,295	15,000	15,000
Total for the Managing Board	**60,500**	**63,000**	**43,239**	**63,000**	**63,000**
Other key employees	226,000	230,000	144,134	300,000	335,000
Total number of options granted	**286,500**	**293,000**	**187,373**	**363,000**	**398,000**
Forfeited due to the end of employment	0	0	0	-30,000	-60,000
Exercised options	0	0	0	-303,402	-338,000
Existing options	**286,500**	**293,000**	**187,373**	**29,598**	**0**
Eligible for exercise at year-end	0	0	0	29,598	0

Valuation of options		From 2007	From 2006	From 2005	From 2004	From 2003
Major parameters for options granted						
Market price at granting	*in EUR*	45.57	42.20	33.86	27.53	17.32
Exercise price	*in EUR*	45.50	38.50	37.50	25.00	15.50
Term of options	*in years*	5	5	5	5	5
Risk-free interest rate	*in %*	4.01	3.32	3.15	3.90	3.17
Expected volatility	*in %*	28	28	28	30	17
Present value of options	*in EUR*	10.54	10.77	5.91	7.44	2.23
Fair value of stock options at grant date	*in TEUR*	**3,019**	**2,965**	**962**	**2,029**	**710**
Included in personnel expenses for 2007	*in TEUR*	956	1,483	341	258	0

The options were valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. The expected volatility was extrapolated based on the historical development of the price of the Wienerberger share. Therefore, the figures shown here may differ from the values subsequently realized on the marketplace.

Three members of the Managing Board exercised the options granted to them in 2003 options during the reporting year. The resulting number of shares owned by these persons is presented in the remuneration report on page 27.

The Managing Board of Wienerberger AG released the consolidated financial statements on March 3, 2008 for distribution to the Supervisory Board. The Supervisory Board is responsible for examining and approving the consolidated financial statements.

Statement by the Managing Board

The Managing Board of the Wienerberger AG hereby declares to the best of its knowledge and beliefs that these audited financial statements of 2007 provide a true and fair view of the asset, financial and earnings position of the group in agreement with International Financial Reporting Standards (IFRSs), as adopted by the EU.

Vienna, March 3, 2008

The Managing Board of Wienerberger AG

Wolfgang Reithofer
CEO

Heimo Scheuch

Johann Windisch

Willy Van Riet

Group Companies

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger International NV	**Zaltbommel**	**50,000**	**EUR**	**100.00%**	**VK**	
Wienerberger Ziegelindustrie GmbH	Hennersdorf	5,000,000	EUR	100.00%	VK	
Salzburger Ziegelwerk GmbH & Co KG	Salzburg	438,000	EUR	100.00%	VKE	
Wienerberger Teglaipari Rt.	Budapest	2,140,000,000	HUF	100.00%	VK	
Wienerberger Management Service Szolgáltató és Tanácsadó Kft.	Budapest	3,000,000	HUF	100.00%	OK	1)
Wienerberger cihlarsky prumysl, a.s.	Ceske Budejovice	961,543,960	CZK	100.00%	VK	
Cihelna Kinsky, spol. s r.o.	Kostelec nad Orlici	2,000,000	CZK	73.20%	VK	
Wienerberger cihelna Jezernice, spol. s r.o.	Ceske Budejovice	200,000	CZK	100.00%	VK	
Wienerberger cihelna Brozany, spol. s r.o.	Ceske Budejovice	75,000,000	CZK	100.00%	VK	
Wienerberger cihelna Hodonin, spol. s.r.o.	Ceske Budejovice	50,000,000	CZK	100.00%	VKE	
Wienerberger eurostroj, spol. s r.o.	Ceske Budejovice	100,000	CZK	100.00%	VK	
Wienerberger euroform, spol. s r.o.	Ceske Budejovice	44,550,000	CZK	100.00%	VK	
Wienerberger service, spol. s r.o.	Ceske Budejovice	200,000	CZK	100.00%	OK	1)
Silike keramika, spol. s.r.o.	Ceske Budejovice	100,000	CZK	50.00%	EQ	
Wienerberger Slovenske tehelne spol. s r.o.	Zlate Moravce	100,000,000	SKK	100.00%	VK	
Wienerberger Cegielnie Lebork Sp. z o.o.	Warszawa	116,334,660	PLN	100.00%	VK	
Handel Ceramika Budowlana Sp. z o.o.	Warszawa	50,000	PLN	40.00%	OK	1)
Zaklad Ceramiki Budowlanej Stanislawów Sp. z o.o	Czestochowa	50,000	PLN	40.00%	OK	
Wienerberger Honoratka Ceramika Budowlana S.A.	Konin	20,187,000	PLN	77.79%	VK	
Wienerberger Karbud S.A.	Warszawa	17,081,200	PLN	100.00%	VK	
Wienerberger Ceramika Budowlana Sp. z o.o.	Warszawa	1,000,000	PLN	93.26%	VK	
Wienerberger Osiek Sp. z o.o.	Warszawa	10,008,000	PLN	100.00%	VK	
Wienerberger Zeslawice Sp. z o.o.	Warszawa	29,490,000	PLN	59.34%	VK	
Wienerberger Cegielnie Kraków S.A.	Warszawa	7,637,686	PLN	100.00%	VK	
Glina Nowa Sp. z o.o.	Warszawa	50,000	PLN	100.00%	VK	
Koramic Pokrycia Dachowe Sp. z o.o.	Warszawa	233,458,290	PLN	100.00%	VK	
Wienerberger OY AB	Helsinki	1,000,000	EUR	100.00%	VK	
Wienerberger AS	Aseri	24,074,000	EEK	100.00%	VK	
UAB Wienerberger Statybine Keramika Sp. Z o.o.	Vilnius	10,000	LTL	100.00%	OKE	1)
Wienerberger Ilovac d.d.	Karlovac	8,988,040	HRK	99.92%	VK	
Wienerberger Cetera IGM d.d.	Karlovac	359,240	HRK	99.71%	VK	
WIENERBERGER Industrija opeke d.j.l.	Sarajevo	2,000	KM	100.00%	VK	
Wienerberger Opekarna Ormoz d.d.	Ormoz	958,146	EUR	88.20%	VK	
Opekarna Pragersko d.d.	Pragersko	981,048	EUR	84.60%	VK	
Wienerberger EOOD	Sofia	4,000,000	BGL	100.00%	VK	
Uspeh AD	Sofia	300,000	BGL	97.59%	VK	
Agro Property Bulgaria EOOD	Sofia	5,000	BGL	100.00%	OK	1)
Wienerberger d.o.o.	Beograd	500	EUR	100.00%	OK	1)
Wienerberger Backa d.o.o	Beograd	299,144	RSD	100.00%	OKE	1)
WIENERBERGER Sisteme de Caramizi S.R.L.	Bucaresti	39,147,100	RON	100.00%	VK	
OOO "Wienerberger Kirpitsch"	Kirschatsch	469,423,261	RUR	81.94%	VK	
WZI FINANZ-S.à.r.l.	Luxembourg	27,345,570	USD	100.00%	VK	
Wienerberger TOV	Kyiv	3,000,000	UAH	100.00%	VK	
Semmelrock International GmbH	**Wien**	**3,000,000**	**EUR**	**75.00%**	**VK**	
Semmelrock Baustoffindustrie GmbH	Klagenfurt	1,000,000	EUR	75.00%	VK	
Semmelrock Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	75.00%	VK	
Semmelrock Stein & Design Kft.	Ócsa	983,000,000	HUF	75.00%	VK	
SEMMELROCK STEIN + DESIGN Dlazby s.r.o.	Sered	91,200,000	SKK	75.00%	VK	
Semmelrock Stein & Design d.o.o.	Ogulin	15,520,000	HRK	75.00%	VK	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Semmelrock Stein & Design Sp. z o.o.	Kolbiel	42,070,000	PLN	75.00%	VK	
Semmelrock Stein + Design S.R.L.	Bolintin-Vale	9,423,320	RON	75.00%	VK	
Semmelrock Tlakovci d.o.o.	Ormoz	8,763	EUR	75.00%	OK	1)
Semmelrock Colorbeton a.s.	Praha	2,000,000	CZK	75.00%	VK	
Semmelrock Stein + Design EOOD	Sofia	5,000	BGL	75.00%	OK	1)
BRAMAC Dachsysteme International GmbH	**Pöchlarn**	**2,906,913**	**EUR**	**50.00%**	**QU**	
Bramac stresni systemy spol. s r. o.	Praha	160,000,000	CZK	50.00%	QU	
Bramac Kft.	Veszprem	1,831,880,000	HUF	50.00%	QU	
Bramac stresni sistemi d.o.o.	Skocjan	1,043,232	EUR	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Beograd	755,425	EUR	50.00%	QU	
Bramac Stresne Systemy spol. s r.o.	Ivanka pri Nitre	173,835,000	SKK	50.00%	QU	
Bramac Pokrovni Sistemi d.o.o.	Novi Zagreb	7,778,000	HRK	50.00%	QU	
Bramac Sisteme de Invelitori S.R.L.	Sibiu	8,658,000	RON	50.00%	QU	
Bramac pokrivni sistemi EOOD	Silistra	846,200	BGL	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Sarajevo	2,000	DEM	50.00%	QU	
Bramac Dachsysteme Holding GmbH	Pöchlarn	35,000	EUR	50.00%	OKE	
Wienerberger Ziegelindustrie GmbH	**Hannover**	**9,500,000**	**EUR**	**100.00%**	**VK**	
ArGeTon GmbH	Hannover	1,600,000	EUR	100.00%	VK	
Schlagmann Beteiligungs GmbH	Zeilarn	26,000	EUR	50.00%	OK	1)
Schlagmann Baustoffwerke GmbH & Co KG	Zeilarn	10,300,000	EUR	50.00%	QU	
Pro Massivhaus Service und Training GmbH	Lanhofen	25,000	EUR	50.00%	OK	1)
Wienerberger Vermögensgesellschaft mbH	Hannover	25,000	EUR	100.00%	VK	
Wienerberger Systemschornstein GmbH & Co. KG	Hannover	130,000	DEM	100.00%	OK	1)
Krauss Kaminwerke Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Ziegelwerk B GmbH	Hannover	26,000	EUR	100.00%	VKE	
Tongruben Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
TZ Tonabbau + Ziegelproduktion GmbH	Hannover	26,000	EUR	94.23%	VK	
Koramic Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Koramic Dachprodukte GmbH & Co. KG	Hannover	39,000,000	EUR	100.00%	VK	
ZZ Wancor	**Regensdorf**	**1,000,000**	**CHF**	**100.00%**	**VK**	
ZZW Swissbrick AG	Regensdorf	200,000	CHF	100.00%	VK	
Wienerberger Brunori Srl	**Bubano**	**4,056,000**	**EUR**	**100.00%**	**VK**	
Wienerberger RIL Srl	Gattinara	6,539,000	EUR	100.00%	VKE	
ALAUDAE Srl	Bubano	51,130	EUR	100.00%	VK	
Wienerberger Tacconi Srl	Roma	1,187,952	EUR	95.11%	VK	
Fornaci Giuliane S.p.A.	Cormons	1,900,000	EUR	30.00%	EQ	
Wienerberger NV	**Kortrijk**	**39,996,261**	**EUR**	**100.00%**	**VK**	
Steenbakkerij Egem NV	Pittem-Egem	9,500,000	EUR	100.00%	VK	
Syndikaat Machiensteen II NV	Rumst	8,484,400	EUR	100.00%	VK	
Terca Zonnebeke NV	Zonnebeke	8,040,500	EUR	100.00%	VK	
Deva-Kort NV	Kortemark	247,894	EUR	100.00%	VK	
Porotherm Wall Systems NV	Kortrijk	112,110,995	EUR	100.00%	VK	
Briqueterie de Peruwelz NV	Kortemark	22,483,943	EUR	100.00%	VK	
Desimpel Kortemark Industries NV	Kortemark	350,000	EUR	100.00%	VK	
Wienerberger Coordination Center NV	Kortrijk	61,500	EUR	100.00%	VK	
Soltech NV	Hoegaarden	2,772,634	EUR	41.19%	EQE	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger B.V.	**Zaltbommel**	**36,778,680**	**EUR**	**100.00%**	**VK**	
Van Hesteren & Janssens B.V.	Zaltbommel	363,024	EUR	100.00%	VK	
Desimpel AKI B.V.	Zaltbommel	70,000	EUR	100.00%	VK	
BrickTrading Holland B.V.	Zaltbommel	18,000	EUR	100.00%	VK	
German Brick Trading B.V.	Wijchen	249,700	EUR	100.00%	VK	
Oostergrachtswal Holding B.V.	Drachten	45,378	EUR	100.00%	VKE	
Feikema B.V.	Leeuwarden	45,378	EUR	100.00%	VKE	
FKM Hout- en Siersteenhandel Noord Nederland B.V.	Goutum	18,200	EUR	100.00%	VKE	
Gelsing Oosterhout B.V.	Oosterhout	18,200	EUR	100.00%	VKE	
Gelsing en Verbaan B.V.	Oosterhout	18,151	EUR	100.00%	VKE	
Bos & Vermeer B.V.	Ede	22,689	EUR	100.00%	VKE	
Aberson B.V.	Zwolle	60,000	EUR	100.00%	VK	
Koramic Dachziegel Handels GmbH	Brüggen-Niederrhein	25,565	EUR	100.00%	EQ	
Steencentrale Neerbosch B.V.	Wijchen	45,400	EUR	100.00%	VK	
Leeuwis B.V.	Wijchen	91,210	EUR	100.00%	VK	
Steinzentrale Nord Leeuwis GmbH	Rellingen	52,500	EUR	100.00%	VK	
Desimpel Klinker (Deutschland) GmbH	Emmerich	25,000	EUR	100.00%	VK	
Straatsbaksteen Nederland B.V.	Oosterhout	18,000	EUR	100.00%	OKE	
Galileo Brick Limited	**Cheadle**	**2,000,000**	**GBP**	**100.00%**	**VK**	
Wienerberger (UK) Limited	Cheadle	780,646	GBP	100.00%	VK	
The Brick and Stone Company Limited	Cheadle	5,000	GBP	100.00%	VK	
Terca Reclaimed Buildings Materials Limited	Cheadle	15,000	GBP	100.00%	VK	
Wienerberger Limited	Cheadle	1	GBP	100.00%	VK	
Galileo Block Limited	Cheadle	104,002	GBP	100.00%	VK	
Galileo Block 2 Limited	Cheadle	2	GBP	100.00%	VK	
Chelwood Group Unlimited	Cheadle	5,975,505	GBP	100.00%	VK	
The Brick Business Limited	Cheadle	900,002	GBP	100.00%	VK	
The Ockley Brick Company Limited	Cheadle	700	GBP	100.00%	VK	
Chelwood Brick Limited	Cheadle	890,850	GBP	100.00%	VK	
Ambion Brick Company Limited	Cheadle	6,698,797	GBP	100.00%	VK	
Ockley Building Products Limited	Cheadle	500,000	GBP	100.00%	VK	
Irlam Brick Limited	Cheadle	15,100	GBP	100.00%	VK	
Galileo Trustee Limited	Cheadle	1	GBP	100.00%	VK	
DMWSL 320 Limited	Cheadle	1	GBP	100.00%	VK	
Baggeridge PLC	Dudley	41,305,616	GBP	100.00%	VKE	
WIENERBERGER PARTICIPATIONS SAS	**Achenheim**	**36,000,000**	**EUR**	**100.00%**	**VK**	
WIENERBERGER SAS	Achenheim	31,111,500	EUR	100.00%	VK	
PACEMA SAS	Achenheim	3,800,000	EUR	100.00%	VK	
Société du Terril d'Hulluch (STF) SNC	Lens	300,000	EUR	50.00%	OK	1)
Desimpel Briques SAS	Cauchy à la Tour	3,821,410	EUR	100.00%	VK	
Koramic Tuiles SAS	Recologne	10,000,000	EUR	100.00%	VK	
Wienerberger A/S	**Brøndby**	**107,954,000**	**DKK**	**100.00%**	**VK**	
Petersminde Teglvaerk A/S	Stenstrup	1,700,000	DKK	100.00%	VK	
Wienerberger AS	Lunde	43,546,575	NOK	100.00%	VK	
Wienerberger AB	Bjärred	17,550,000	SEK	100.00%	VK	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
General Shale Brick. Inc,	**Johnson City**	**1,000**	**USD**	**100.00%**	**VK**	
General Shale Finance S.à.r.l.	Luxembourg	12,500	EUR	100.00%	OK	1)
General Shale Building Materials. Inc.	Johnson City	1,000	USD	100.00%	VK	
Robinson Brick Company	Denver	118,509,708	USD	100.00%	VK	
General Shale Canada Acquisitions Inc.	**Halifax**	**28,500,000**	**CAD**	**100.00%**	**VKE**	
Arriscraft International LP	Cambridge	8,465,587	CAD	100.00%	VKE	
General Shale Canada GP Inc,	Halifax	1	CAD	100.00%	OKE	1)
1741785 Ontario Inc.	Cambridge	0	CAD	100.00%	OKE	1)
Arriscraft International Holdings (USA) Inc.	Johnson City	3,000,001	USD	100.00%	OKE	1)
Emilyson Corporation	Johnson City	8,465,587	USD	100.00%	OKE	1)
Arriscraft International (USA) Inc.	Johnson City	8,465,587	USD	100.00%	OKE	1)
Arriscraft International LLC	Johnson City	3,389,930	USD	100.00%	OKE	1)
Wienerberger Brick Industry Private Limited	**Bangalore**	**355,000,000**	**INR**	**100.00%**	**OK**	**1)**
Pipelife International GmbH	**Wr. Neudorf**	**29,000,000**	**EUR**	**50.00%**	**EQ**	**2)**
Wienerberger Dach Beteiligungs GmbH	**Wien**	**500,000**	**ATS**	**100.00%**	**VK**	
WIBRA Tondachziegel Beteiligungs-GmbH	Wien	500,000	ATS	50.00%	QU	
Tondach Gleinstätten AG	Gleinstätten	500,000	EUR	25.00%	EQ	3)
Wienerberger Beteiligungs GmbH	**Wien**	**1,000,000**	**ATS**	**100.00%**	**VK**	
Wienerberger Anteilsverwaltung GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger Finance Service B.V.	Zaltbommel	18,000	EUR	100.00%	VK	
Wienerberger Finanz Service GmbH	Wien	25,435,492	EUR	100.00%	VK	
Wienerberger West European Holding GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger ZZ Holding GmbH	Wien	35,000	EUR	100.00%	VK	
VVT Vermögensverwaltung GmbH	Wien	36,000	EUR	100.00%	VK	
WK Services NV	Kortrijk	32,226,158	EUR	100.00%	VK	
Wienerberger Beteiligungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Dryfix GmbH	Wien	35,000	EUR	100.00%	OKE	1)
Wienerberger Gamma Asset Management	Wien	35,000	EUR	100.00%	OKE	1)

VK ...... Full consolidation
VKE.... First time full consolidation
QU...... Proportional consolidation
QUE ... First time proportional consolidation
EQ ...... First time equity accounting
EQE .... Equity accounting
OK...... No consolidation
OKE ... No consolidation (first time)

1) Immaterial
2) Holding company of Pipelife Group
3) Holding company of Gleinstätten Group

Auditor's Unqualified Opinion

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Wienerberger AG, Vienna, Austria, for the financial year from 1 January to 31 December 2007. Those financial statements comprise the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2007 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Report on Other Legal Requirements

Law and regulation applicable in Austria require us to perform audit procedures whether the group management report is consistent with the consolidated financial statements and whether the other disclosures made in the group management report do not give rise to misconception of the position of the group.

In our opinion, the Group Management Report is consistent with the consolidated financial statements.

Vienna, 3 March 2008

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

signed:

Rainer Hassler
Austrian Certified Public Accountant

Günther Hirschböck
Austrian Certified Public Accountant

(Austrian Chartered Accountants)

Addresses of Major Companies

Headquarters:

Wienerberger AG
A-1100 Wien, Wienerberg City
Wienerbergstraße 11
T +43 (1) 60 192-0
info@wienerberger.com
www.wienerberger.com

Operating companies:

Wienerberger Ziegelindustrie GmbH
A-2332 Hennersdorf
Hauptstraße 2
T +43 (1) 605 03-0
office.at@wienerberger.com
www.wienerberger.at

Wienerberger Teglaipari zRt.
H-1119 Budapest
Bártfai u. 34.
T +36 (1) 464 70 30
info@wienerberger.hu
www.wienerberger.hu

Wienerberger cihlarsky pumysl, a. s.
CZ-370 46 Ceske Budejovice
Plachého 388/28
T +420 (38) 382 61 11
info@wienerberger.cz
www.wienerberger.cz

Wienerberger Ceramika Budowlana Sp. z o.o.
PL-04-175 Warszawa
ul. Ostrobramska 79
T +48 (22) 514 21 00
office@wienerberger.com.pl
www.wienerberger.pl

Wienerberger-Slovenské tehelne, spol. s r.o.
SK-95301 Zlate Moravce
Tehelná 5
T +421 (37) 640 90 11
office.sk@wzi.com
www.wienerberger.sk

Wienerberger Ilovac d.d.
HR-47000 Karlovac
Donje Pokupje 2
T +385 (47) 69 41 00
office.hr@wienerberger.com
www.wienerberger.hr

Wienerberger Opekarna Ormož d.d.
SLO-2270 Ormož
Opekarniška cesta 5
T +386 (2) 7410 520
opekarna@wienerberger.com
www.wienerberger.si

Wienerberger Sisteme de Caramizi SRL
RO-050557 Bucureşti
Str. Dr. Staicovici Nr. 75, sector 5
T +40 (21) 411 29 33
office.romania@wienerberger.com
www.wienerberger.ro

Wienerberger EOOD
BG-1172 Sofia
4, Pimen Zografski Str.
Business Building 2, Office 1
T +359 (2) 961 5460
office.bg@wienerberger.com
www.wienerberger.bg

OOO Wienerberger Kirpitsch
RUS-107140 Moskau
Rusakowskaya Str. 13-1
T +7 (495) 981 95 20
moscow@wienerberger.com
www.wienerberger.ru

Wienerberger TOV
UA-02660 M. Kyiv
Kraynya Str. 1B
T +380 (44) 5945046
office@wienerberger.ua
www.wienerberger.ua

Wienerberger Brick Industry Pvt. Ltd
IND-560042 Bangalore
35/1, Yellappa Chetty Cross Road, Halasuru Road
T +91 (0)80 41491 682
office@wienerberger.in
www.wienerberger.in

Wienerberger Ziegelindustrie GmbH
D-30659 Hannover
Oldenburger Allee 26
T +49 (511) 610 70 0
info@wzi.de
www.wienerberger.de

ZZ Wancor
CH-8105 Regensdorf
Althardstraße 5
T +41 (0) 44 871 32 32
info@zzwancor.ch
www.zzwancor.ch

Wienerberger Brunori SRL
I-40020 Mordano (Bo)
fraz. Bubano,
Via Ringhiera 1
T +39 (0542) 56811
italia@wienerberger.com
www.wienerberger.it

Wienerberger NV
B-8500 Kortrijk
Kapel Ter Bede 86
T +32 (56) 24 96 35
info@wienerberger.be
www.wienerberger.be

Wienerberger B.V.
NL-5301LK Zaltbommel
Hogeweg 95
T +31 (418) 59 71 11
info.nl@wienerberger.com
www.wienerberger.nl

Wienerberger SAS
F-67204 Achenheim
8, Rue du Canal
T +33 (3) 90 64 64-64
info@wienerberger.fr
www.wienerberger.fr

Wienerberger Ltd
GB-SK8 3 SA, Cheshire
Wienerberger House, Brooks Drive,
Cheadle Royal Business Park,
Cheadle
T+44 (161) 491 8200
office@wienerberger.co.uk
www.wienerberger.co.uk

Wienerberger A/S
DK-2605 Brøndby
Kirkebjerg Allé 88
T +45 (70) 13 13 22
info@wienerberger.dk
www.wienerberger.dk

Wienerberger AB
S-237 91 Bjärred
Flädie
T +46 (0) 771 42 43 50
info.se@wienerberger.com
www.wienerberger.se

Wienerberger AS
N-3825 Lunde
Strengenveien 31
T +47 (35) 94 67 00
info@wienerberger.no
www.wienerberger.no

Wienerberger OY AB
FIN-00380 Helsinki
Strömberginkuja 2
T +358 (9) 5655 870
info.fi@wienerberger.com
www.wienerberger.fi

Wienerberger AS
EST-43401 Aseri
Kordoni 1
T +37 (233) 42 130
estonia@wienerberger.com
www.wienerberger.ee

General Shale Brick, Inc.
USA-TN 37601, Johnson City
3015 Bristol Highway
T +1 (423) 282-4661
office@generalshale.com
www.generalshale.com

Semmelrock Baustoffindustrie GmbH
A-9020 Klagenfurt
Stadlweg 30/Südring
T +43 (50) 38 38-0
office@semmelrock.com
www.semmelrock.com

Bramac Dachsysteme International GmbH
A-3380 Pöchlarn
Bramacstraße 9
T +43 (2757) 4010-0
mk@bramac.com
www.bramac.com

Tondach Gleinstätten AG
A-8443 Gleinstätten
Graschach 38
T +43 (3457) 2218-0
office@tondach.at
www.tondach.com

Pipelife International GmbH
A-2351 Wr. Neudorf
Triester Straße 14
T +43 (2236) 439 39-0
info@pipelife.com
www.pipelife.com

Glossary

A glossary of the most important terms, abbreviations, and foreign language words is provided on the bookmark that can be found in this annual report. You can also download this information from our website under www.wienerberger.com.

Financial Calendar

March 26, 2008	2007 Final Results: Press and Analysts Conference in Vienna
March 27, 2008	2007 Final Results: Analysts Conference in London
May 6, 2008	First Quarter Results for 2008
May 9, 2008	139th Annual General Meeting in the Austria Center Vienna
May 14, 2008	Deduction of dividends for 2007 (ex-day)
May 15, 2008	First day of payment for 2007 dividends
August 19, 2008	Results for the First Six Months of 2008: Press and Analysts Conference in Vienna
August 20, 2008	Results for the First Six Months of 2008: Analysts Conference in London
November 12, 2008	Third Quarter Results for 2008
November 20/21, 2008	Capital Markets Day

Information on the Company and the Wienerberger Share

Investor Relations Officer	Barbara Braunöck
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2007
http://annualreport.wienerberger.com

Acquisitions
Expenditure for the purchase of a company or share in a company (vs. investment – see below)

ADR
American Depository Receipt: deposit certificates that confirm ownership of a foreign stock and are traded on US stock exchanges or over-the-counter as shares; US banks buy stock and issue ADR's in order to give foreign companies access to the US capital market

Asset coverage
Equity divided by non-current assets; indicates to what percent land, buildings, machinery etc. are covered by equity

ATX
Abbreviation for the "Austrian Traded Price Index" of the Vienna Stock Exchange

Bearer shares
Shares that are not issued to a specific person; the rights to these securities accrue to the person who holds them

BBB
A corporate rating (see below) that indicates a suitable ability to meet payment obligations; unfavorable economic developments could impair the ability of a company to make interest payments or repay debt

Bolt-on projects
Construction of new plants, capacity upgrades or smaller acquisitions, that all carry synergy potential through integration with existing operations

Call option
Derivative financial instrument; option to purchase the underlying (asset, stock, etc.) for a certain price on a certain date or during a certain period of time

CAP
Agreed maximum interest for liabilities with variable interest rates; protection against rising interest rates

Capital Employed (CE)
Equity plus interest-bearing debt (incl. net inter-company balance) less liquid funds and financial assets; the sum of capital engaged in a company

Capital Employed, historical
Capital employed at historical purchase prices; capital employed plus accumulated depreciation

Corporate governance
Rules for the responsible management and control of companies that are set forth in the Austrian Corporate Governance Code; compliance with this code is voluntary

CFROI
Cash Flow Return on Investment; ratio of EBITDA to average historical capital employed

Clay roof tiles
Roof tiles made of clay in various shapes and colors

Cross currency swap
Agreement between contract partners to exchange cash flows in two different currencies over a certain period of time; a hedge against foreign currency fluctuations

CSR
Corporate social responsibility; voluntary activities of a company that support social interests and environmental issues

CVA
Cash Value Added; EBITDA – (average historical capital employed x hurdle rate)

Deferred taxes
The result of timing differences in the valuation of individual company financial statements prepared according to IFRS and tax law

Depreciation, economic
The value that must be earned each year in order to cover expenses for replacement investments at the end of an asset's useful life

Depreciation ratio
Depreciation (excluding amortization of goodwill) as a percentage of revenues

EBIT
Earnings before interest and taxes, or operating profit

EBITDA
Earnings before interest, taxes, depreciation and amortization, or operating profit before depreciation and amortization = gross cash flow

EBITDA margin
EBITDA divided by revenues

EPS
Earnings per share, net profit divided by the weighted number of shares outstanding minus treasury stock

Equity method
Valuation method used for the consolidation of investments between 20% and 50% in other companies

Equity ratio
Equity divided by total assets

EVA
Economic Value Added, or the difference between the return on capital employed and cost of capital; average capital employed x (ROCE – WACC)

Facing brick
External brick layer of two-layer non-load bearing exterior walls for buildings (face wall – air layer below/above insulation – rear wall)

FFO
Funds from operations; net profit after tax from operations + depreciation + deferred taxes + other non-cash items

Forward exchange contract
Foreign exchange transaction that is not realized at conclusion of the relevant contract, but at a later point in time; a hedge against exchange rate fluctuations

Free cash flow
Cash flow from operating activities less cash flow from investing activities + growth investments; the amount of cash earned in the current year that is available for expansion projects, dividends and the repayment of debt or share buy-backs

Free float company
Publicly traded corporation with a majority share of free float

GARP investor
Growth at a reasonable price; investor who aims to identify only those growth stocks that meet his/her criteria for buying at reasonable prices

Gearing
Debt indicator; financial liabilities less liquid funds (securities, cash on hand and in banks, net inter-Group receivables/ liabilities) divided by equity including minority interest; an indicator of financial security

Goodwill
Surplus of the price paid for a company over net assets acquired

Hedging
Measures used in the management of financial risk to limit or avoid negative market changes in the areas of interest rates, foreign currency, market values or raw materials

Hollow bricks
Bricks made of burned clay, which are normally used as perforated bricks under plaster

Hurdle rate
Return that must be earned to cover the cost of capital and economic depreciation; WACC before tax + economic depreciation rate (see above)

Hybrid bond
Junior subordinated corporate bond, which is ranked between equity and debt as mezzanine capital

2001	2002	2003	2004	2005	2006	2007	CAGR 98-07
1,544.9	1,653.7	1,826.9	1,758.8	1,954.6	2,225.0	2,477.3	9%
202.2	323.1	349.9	405.4	429.3	476.6	551.2	9%
221.2	302.6	349.9	405.4	428.4	471.9	551.2	10%
14.3	18.3	19.2	23.1	21.9	21.2	22.3	
-25.8	151.9	190.2	257.5	269.6	297.5	353.1	9%
66.2	151.6	190.2	257.5	270.3	299.6	353.1	11%
-62.7	119.5	154.3	231.4	251.3	277.3	358.4	9%
-17.8	85.9	113.1	181.8	196.4	218.3	295.8	11%
241.3	237.3	274.6	300.7	212.5	272.1	293.8	10%
228.0	181.3	392.6	632.6	338.7	530.4	645.6	9%
674.1	618.5	739.0	762.4	934.4	1,159.8	566.8	10%
1,613.9	1,508.7	1,635.4	2,031.5	2,289.4	2,598.2	3,060.2	14%
66.9	63.6	75.2	55.8	63.0	72.9	21.2	
-0.7	4.4	5.3	7.7	6.2	6.2	8,2	
-1.8	9.0	11.5	13.3	13.2	13.7	11.1	
4.0	7.1	8.4	9.7	9.4	9.4	10.1	
-48.1	1.4	22.4	43.8	41.5	45.7	72.8	
7.3	10.0	12.1	12.9	12.9	12.6	13.0	
-141.0	-59.5	3.0	28.6	28.7	23.8	42.8	
11,331	11,478	12,237	12,154	13,327	13,639	14,785	7%

2001	2002	2003	2004	2005	2006	2007	CAGR 98-07
-0.29	1.31	1.71	2.54	2.66	2.95	3.46	9%
0.83	1.57	2.01	2.54	2.67	3.02	3.46	12%
0.60	0.66	0.77	1.07	1.18	1.30	1.45	14%
38.8	42.7	49.8	78.7	86.4	95.3	120.5	16%
14.8	15.1	15.2	19.6	20.3	21.7	28.88	13%
15.75	16.95	21.18	35.15	33.80	45.00	37.93	7%
67,975	64,640	64,645	69,598	73,196	73,309	75,491	1%
1,093.9	1,106.5	1,382.6	2,607.0	2,506.9	3,337.6	3,184.1	9%

2001	2002	2003	2004	2005	2006	2007	CAGR 98-07
1,556.3	1,460.9	1,601.9	2,012.7	2,232.1	2,531.6	2,915.8	11%
331.8	370.2	348.4	391.4	445.9	509.8	669.8	13%
543.8	491.1	598.2	461.8	591.6	632.9	744.3	1%
2,431.9	2,322.2	2,548.5	2,865.9	3,269.6	3,674.3	4,329.9	9%
1,008.0	973.1	983.0	1,367.2	1,483.1	1,591.4	2,672.7	14%
283.1	310.1	307.0	271.0	273.7	288.1	313.4	2%
1,140.8	1,039.0	1,258.5	1,227.7	1,512.8	1,794.8	1,343.8	4%

7) Adjusted for treasury stock, adjusted for 1:8 stock split (1999)
8) Equity including minority interest
9) Calculation based on average capital employed (financial years 2005-2007)
10) Calculation based on average historical capital employed (financial years 2005-2007)

Note: The data above reflect figures reported in the relevant year; no retroactive adjustments were made for deconsolidated segments (included are Pipelife until 2003, Treibacher until 1999, Steinzeug until 2002)

Acquisitions
Expenditure for the purchase of a company or share in a company (vs. investment – see below)

ADR
American Depository Receipt: deposit certificates that confirm ownership of a foreign stock and are traded on US stock exchanges or over-the-counter as shares; US banks buy stock and issue ADR's in order to give foreign companies access to the US capital market

Asset coverage
Equity divided by non-current assets; indicates to what percent land, buildings, machinery etc. are covered by equity

ATX
Abbreviation for the "Austrian Traded Price Index" of the Vienna Stock Exchange

Bearer shares
Shares that are not issued to a specific person; the rights to these securities accrue to the person who holds them

BBB
A corporate rating (see below) that indicates a suitable ability to meet payment obligations; unfavorable economic developments could impair the ability of a company to make interest payments or repay debt

Bolt-on projects
Construction of new plants, capacity upgrades or smaller acquisitions, that all carry synergy potential through integration with existing operations

Call option
Derivative financial instrument; option to purchase the underlying (asset, stock, etc.) for a certain price on a certain date or during a certain period of time

CAP
Agreed maximum interest for liabilities with variable interest rates; protection against rising interest rates

Capital Employed (CE)
Equity plus interest-bearing debt (incl. net inter-company balance) less liquid funds and financial assets; the sum of capital engaged in a company

Capital Employed, historical
Capital employed at historical purchase prices; capital employed plus accumulated depreciation

Corporate governance
Rules for the responsible management and control of companies that are set forth in the Austrian Corporate Governance Code; compliance with this code is voluntary

CFROI
Cash Flow Return on Investment; ratio of EBITDA to average historical capital employed

Clay roof tiles
Roof tiles made of clay in various shapes and colors

Cross currency swap
Agreement between contract partners to exchange cash flows in two different currencies over a certain period of time; a hedge against foreign currency fluctuations

CSR
Corporate social responsibility; voluntary activities of a company that support social interests and environmental issues

CVA
Cash Value Added; EBITDA – (average historical capital employed x hurdle rate)

Deferred taxes
The result of timing differences in the valuation of individual company financial statements prepared according to IFRS and tax law

Depreciation, economic
The value that must be earned each year in order to cover expenses for replacement investments at the end of an asset's useful life

Depreciation ratio
Depreciation (excluding amortization of goodwill) as a percentage of revenues

EBIT
Earnings before interest and taxes, or operating profit

EBITDA
Earnings before interest, taxes, depreciation and amortization, or operating profit before depreciation and amortization = gross cash flow

EBITDA margin
EBITDA divided by revenues

EPS
Earnings per share, net profit divided by the weighted number of shares outstanding minus treasury stock

Equity method
Valuation method used for the consolidation of investments between 20% and 50% in other companies

Equity ratio
Equity divided by total assets

EVA
Economic Value Added, or the difference between the return on capital employed and cost of capital; average capital employed x (ROCE – WACC)

Facing brick
External brick layer of two-layer non-load bearing exterior walls for buildings (face wall – air layer below/above insulation – rear wall)

FFO
Funds from operations; net profit after tax from operations + depreciation + deferred taxes + other non-cash items

Forward exchange contract
Foreign exchange transaction that is not realized at conclusion of the relevant contract, but at a later point in time; a hedge against exchange rate fluctuations

Free cash flow
Cash flow from operating activities less cash flow from investing activities + growth investments; the amount of cash earned in the current year that is available for expansion projects, dividends and the repayment of debt or share buy-backs

Free float company
Publicly traded corporation with a majority share of free float

GARP investor
Growth at a reasonable price; investor who aims to identify only those growth stocks that meet his/her criteria for buying at reasonable prices

Gearing
Debt indicator; financial liabilities less liquid funds (securities, cash on hand and in banks, net inter-Group receivables/ liabilities) divided by equity including minority interest; an indicator of financial security

Goodwill
Surplus of the price paid for a company over net assets acquired

Hedging
Measures used in the management of financial risk to limit or avoid negative market changes in the areas of interest rates, foreign currency, market values or raw materials

Hollow bricks
Bricks made of burned clay, which are normally used as perforated bricks under plaster

Hurdle rate
Return that must be earned to cover the cost of capital and economic depreciation; WACC before tax + economic depreciation rate (see above)

Hybrid bond
Junior subordinated corporate bond, which is ranked between equity and debt as mezzanine capital

IFRS
International Financial Reporting Standards

Interest cover
EBIT divided by interest result; indicates the number of times operating income will cover interest result

Interest rate swap
Agreement to exchange cash flows with different terms over a specific period of time; these cash flows are based on fixed and variable interest rates; provides security against interest rate fluctuations

Investment grade rating
Rating (also see below) between AAA (Aaa) and BBB (Baa) (also see above), which underscores the good credit standing of a debtor and is a sign of relatively low risk for the bondholder

Investments
Additions to plant, property and equipment and intangible assets (vs. acquisitions – see above)

Joint venture
Agreement by two or more companies to jointly operate a business enterprise

Net debt
Net sum of financial liabilities less cash and cash at bank and securities

NF
Abbreviation for "Normalformat", the standard size for hollow bricks (250 x 120 x 65 mm)

Non-core assets
Assets not used in the ordinary business operations of a company

NOPAT
Net operating profit after tax, or operating profit less taxes and adjusted taxes (tax effects from financial results)

Paver
Product made of clay or concrete, which is used in the design of gardens and public areas

P/E ratio
Price/earnings ratio; an indicator for the market valuation of a stock

Proportional consolidation
Method used to consolidate joint ventures in which a 50% stake is owned

Rating
Standardized evaluation of the credit standing of a company, which indicates the probability of insolvency or delayed payments

Return on equity
Net profit divided by equity, or the rate of return on shareholders' investments

RCF
Retained cash flow; FFO (see above) - dividends

ROCE
Return on capital employed, or NOPAT divided by average capital employed = net yield on capital employed

Stock option
Form of compensation that gives management and employees the right to purchase stock in their company at certain conditions if specific goals are reached

Strategic projects
Acquisitions of larger competitors or companies with leading market positions or the construction of plants in new markets; these measures form the basis for future bolt-on projects (see above)

Total Shareholder Return (TSR)
Average increase or decrease in the value of a stock investment over a specific period of time; based on gains and losses in the stock price and dividend payments

Translation risk
Arises from the conversion of foreign currency items on the balance sheet; these foreign exchange fluctuations are not offset by balance sheet items in the same currency

Treasury
Staff function to safeguard the financing, cash management and financial risk management of a company

UGB
Unternehmensgesetzbuch (the Austrian Corporate Code)

WACC
Weighted average cost of capital, or the average price a company must pay on financial markets for equity and debt

WF
Abbreviation for "Waalformat", the standard size for a facing brick (210 x 100 x 50 mm)

Wienerberger

Contact:
T +43 (1) 60192-463
F +43 (1) 60192-466
communication@wienerberger.com
annualreport.wienerberger.com

Glossary

If you want to learn more about Wienerberger and there is no order card attached, you can ask for our annual or quarterly reports or add your name to our mailing list by contacting us at

T +43 (1) 60192-463 or
communication@wienerberger.com

The Annual Report and Annual Financial Statements for 2007, which were presented at the press conference on March 26, 2008 and the 139th Annual General Meeting on May 9, 2008 in Vienna, are also available for download under www.wienerberger.com
Available in German and English

Publisher:
Wienerberger AG, A-1100 Vienna, Wienerberg City, Wienerbergstrasse 11
T +43 (1) 601 92-0, F +43 (1) 601 92-466
communication@wienerberger.com, www.wienerberger.com

Inquiries may be addressed to:
The Managing Board: Wolfgang Reithofer, CEO, Willy Van Riet, CFO
Investor Relations: Barbara Braunöck

Concept and realization: Mensalia Unternehmensberatung
Creative Concept and Design: Büro X Wien
Photos: Hertha Hurnaus, Martin Stöbich
Printed by: Grasl Druck & Neue Medien, Austria
Translation: Donna Schiller-Margolis

2001	2002	2003	2004	2005	2006	2007	CAGR 98-07
1,544.9	1,653.7	1,826.9	1,758.8	1,954.6	2,225.0	2,477.3	9%
202.2	323.1	349.9	405.4	429.3	476.6	551.2	9%
221.2	302.6	349.9	405.4	428.4	471.9	551.2	10%
14.3	18.3	19.2	23.1	21.9	21.2	22.3	
-25.8	151.9	190.2	257.5	269.6	297.5	353.1	9%
66.2	151.6	190.2	257.5	270.3	299.6	353.1	11%
-62.7	119.5	154.3	231.4	251.3	277.3	358.4	9%
-17.8	85.9	113.1	181.8	196.4	218.3	295.8	11%
241.3	237.3	274.6	300.7	212.5	272.1	293.8	10%
228.0	181.3	392.6	632.6	338.7	530.4	645.6	9%
674.1	618.5	739.0	762.4	934.4	1,159.8	566.8	10%
1,613.9	1,508.7	1,635.4	2,031.5	2,289.4	2,598.2	3,060.2	14%
66.9	63.6	75.2	55.8	63.0	72.9	21.2	
-0.7	4.4	5.3	7.7	6.2	6.2	8,2	
-1.8	9.0	11.5	13.3	13.2	13.7	11.1	
4.0	7.1	8.4	9.7	9.4	9.4	10.1	
-48.1	1.4	22.4	43.8	41.5	45.7	72.8	
7.3	10.0	12.1	12.9	12.9	12.6	13.0	
-141.0	-59.5	3.0	28.6	28.7	23.8	42.8	
11,331	11,478	12,237	12,154	13,327	13,639	14,785	7%

2001	2002	2003	2004	2005	2006	2007	CAGR 98-07
-0.29	1.31	1.71	2.54	2.66	2.95	3.46	9%
0.83	1.57	2.01	2.54	2.67	3.02	3.46	12%
0.60	0.66	0.77	1.07	1.18	1.30	1.45	14%
38.8	42.7	49.8	78.7	86.4	95.3	120.5	16%
14.8	15.1	15.2	19.6	20.3	21.7	28.88	13%
15.75	16.95	21.18	35.15	33.80	45.00	37.93	7%
67,975	64,640	64,645	69,598	73,196	73,309	75,491	1%
1,093.9	1,106.5	1,382.6	2,607.0	2,506.9	3,337.6	3,184.1	9%

2001	2002	2003	2004	2005	2006	2007	CAGR 98-07
1,556.3	1,460.9	1,601.9	2,012.7	2,232.1	2,531.6	2,915.8	11%
331.8	370.2	348.4	391.4	445.9	509.8	669.8	13%
543.8	491.1	598.2	461.8	591.6	632.9	744.3	1%
2,431.9	2,322.2	2,548.5	2,865.9	3,269.6	3,674.3	4,329.9	9%
1,008.0	973.1	983.0	1,367.2	1,483.1	1,591.4	2,672.7	14%
283.1	310.1	307.0	271.0	273.7	288.1	313.4	2%
1,140.8	1,039.0	1,258.5	1,227.7	1,512.8	1,794.8	1,343.8	4%

7) Adjusted for treasury stock, adjusted for 1:8 stock split (1999)
8) Equity including minority interest
9) Calculation based on average capital employed (financial years 2005-2007)
10) Calculation based on average historical capital employed (financial years 2005-2007)

Note: The data above reflect figures reported in the relevant year; no retroactive adjustments were made for deconsolidated segments (included are Pipelife until 2003, Treibacher until 1999, Steinzeug until 2002)

Ten-Year Review

Corporate Data		1998	1999	2000
Revenues	in € mill.	1,143.3	1,337.5	1,670.3
EBITDA [1]	in € mill.	258.2	308.9	403.4
Operating EBITDA [2]	in € mill.	231.4	274.5	307.8
EBITDA margin [2]	in %	20.2	20.5	18.4
EBIT [1]	in € mill.	162.6	187.8	254.3
Operating EBIT [2]	in € mill.	135.8	153.4	158.7
Profit before tax	in € mill.	163.1	178.6	228.3
Profit after tax	in € mill.	116.5	124.7	201.4
Free cash flow	in € mill.	124.5	98.0	244.0
Total investments	in € mill.	301.8	500.7	287.1
Net debt	in € mill.	249.1	573.1	604.8
Capital employed	in € mill.	936.1	1,297.7	1,568.5
Gearing	in %	29.7	62.2	54.5
Interest cover [3]		282.2	10.7	5.2
Return on equity [4]	in %	14.3	14.0	18.6
ROCE [2] [9]	in %	9.5	7.4	7.8
EVA [2] [9]	in € mill.	5.1	-7.4	-2.6
CFROI [2] [10]	in %	12.9	11.6	11.4
CVA [2] [10]	in € mill.	15.8	-10.9	-17.7
Employees [5]		7,988	10,374	11,069

Stock Exchange Data		1998	1999	2000
Earnings per share	in €	1.64	1.74	2.86
Adjusted earnings per share [6]	in €	1.29	1.40	1.69
Dividend per share	in €	0.45	0.50	0.80
Dividends	in € mill.	31.5	34.7	55.1
Equity per share	in €	11.7	12.9	15.7
Share price at year-end	in €	21.18	21.59	19.13
Shares outstanding (weighted) [7]	in 1,000	69,455	69,223	68,823
Market capitalization at year-end	in € mill.	1,471.3	1,499.5	1,328.7

Condensed Balance Sheet		1998	1999	2000
Non-current assets	in € mill.	1,121.4	1,446.8	1,611.3
Inventories	in € mill.	223.4	265.4	300.7
Other assets	in € mill.	687.3	631.6	624.3
Balance sheet total	in € mill.	2,032.6	2,343.8	2,536.3
Equity [8]	in € mill.	838.1	921.2	1,109.2
Provisions	in € mill.	263.1	311.9	325.6
Liabilities	in € mill.	931.4	1,110.7	1,101.5

Notes:
1) Including non-recurring income and expenses; for 2007 also see page 66 paragraph 1
2) Adjusted for non-recurring income and expenses; for 2007 also see page 66 paragraph 1
3) Operating EBIT : Interest result
4) Profit after tax : Equity
5) Average number of employees during the year
6) Before amortization of goodwill and adjusted for non-recurring income and expenses; for 2007 also see page 66 paragraph 1


END